As filed with the Securities and Exchange Commission on January 24, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

MONTANA	6022	81-0579541
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. employer identification no.)
incorporation or organization)	classification code number)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MICHAEL J. BLODNICK
President and Chief Executive Officer
49 Commons Loop
Kalispell, Montana 59901
(406) 756-4200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

KIMBERLY F. STEPHAN, ESQ.
WILLIAM E. BARTHOLDT, ESQ.	ERNEST J. PANASCI, ESQ.
Graham & Dunn PC	Jones & Keller, P.C.
Pier 70	4600 South Ulster Street
2910 Alaskan Way, Suite 300	Suite 880
Seattle, Washington 98121-1128	Denver, Colorado 80237
(206) 340-9615	(303) 376-8402

Approximate date of commencement of proposed sale of securities to the public:

The date of mailing of the enclosed proxy statement/prospectus to shareholders of Citizens Bank Holding Company.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each		Proposed Maximum	Proposed Maximum	Amount of
Class of Securities	Amount Being	Offering Price	Aggregate	Registration
Being Registered	Registered(1)	Per Share	Offering Price(2)	Fee(2)
Common Stock, $0.01 Par Value	323,584	N/A	$ [569,728.60]	$0.00

(1)	Represents the maximum number of shares of common stock, $0.01 par value per share estimated to be issuable by Glacier Bancorp, Inc (“Glacier”) upon consummation of the acquisition of Citizens Bank Holding Company (“Citizens Bank”) by Glacier.

(2)	Calculated in accordance with Rule 457(f) under the Securities Act of 1933, the proposed maximum offering price of [$569,728.60] is computed by subtracting $8,600,000 (the cash to be paid by Glacier) from the product of (A) $17.22, the per-share book value of the Citizens Bank common stock on December 31, 2004, times (B) 466,334 (the maximum number of shares of Citizens Bank common stock expected to be exchanged for the common stock being registered).

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT WILL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT WILL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT WILL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

PROXY STATEMENT	PROSPECTUS OF
OF CITIZENS BANK HOLDING COMPANY	GLACIER BANCORP, INC.

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Citizens Bank Holding Company Shareholders:

     The boards of directors of Citizens Bank Holding Company and Glacier Bancorp, Inc. (“Glacier”) have agreed on a merger of Citizens Bank Holding Company into Glacier. When the merger occurs, Citizens Community Bank, now the subsidiary of Citizens Bank Holding Company, will operate as a wholly owned subsidiary of Glacier.

     If we complete the merger, you will be entitled to elect to receive, in consideration for your Citizens Bank Holding Company shares, either cash, shares of Glacier common stock, or a combination of cash and Glacier common stock. Under the merger agreement, Glacier will pay $8.6 million of the total merger consideration in cash and the remainder in shares of Glacier common stock with an aggregate value of $8.6 million plus the amount of cash received by Citizens Bank Holding Company upon the exercise of Citizens Bank Holding Company stock options after the date of the merger agreement and prior to the effective date of the merger. Because the total amount of cash and total value of stock is fixed, you may receive a combination of cash and stock that differs from your election, if too many Citizens Bank Holding Company shareholders elect to receive one form of consideration over the other. If you own 100 or fewer shares, you will be deemed to make a cash election. A form for making your election is enclosed.

     The number of shares of Glacier common stock that will be exchanged for shares of Citizens Bank Holding Company common stock will not be determined until five days prior to the merger. As explained in more detail in this document, whether you elect to receive cash or Glacier common stock or a combination for your shares, the value of the consideration that you receive as of the completion date will be substantially the same, based on the average Glacier common stock price used to calculate the merger consideration.

     After completion of the merger, Citizens Bank Holding Company shareholders will own approximately 1% of Glacier’s outstanding common stock.

     Your board of directors believes that the terms of the merger are fair and in the best interest of Citizens Bank Holding Company and its shareholders. In reaching this decision, the board considered numerous factors as described in the attached proxy statement/prospectus. Glacier intends to operate Citizens Community Bank as a separately chartered Idaho state bank, under the name “Citizens Community Bank.” The arrangement will allow Citizens Community Bank to continue to deliver high quality banking services to its customers which are a result of timely, local decision making.

     The merger cannot be completed unless you approve it. Approval requires the affirmative vote of at least a majority of the shares entitled to be cast at a special meeting of Citizens Bank Holding Company shareholders called to consider the merger. We will hold a special shareholders’ meeting to vote on the merger proposal. The Citizens Bank Holding Company special shareholders’ meeting will be held on _________, 2005, at 5:00 p.m. local time, at Juniper Hills Country Club, 6000 S. Bannock Highway, Pocatello, Idaho 83204. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

     On behalf of the Citizens Bank Holding Company board of directors, I recommend that you vote FOR approval of the merger.

Ralph G. Cottle
President and Chief Executive Officer

None of the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or Citizens Bank Holding Company and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated ________, 2005, and is first being mailed to
Citizens Bank Holding Company shareholders on _________, 2005.

CITIZENS BANK HOLDING COMPANY
280 South Arthur
Pocatello, 83204
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD __________, 2005

TO THE SHAREHOLDERS OF CITIZENS BANK HOLDING COMPANY:

     A special meeting of shareholders of Citizens Bank Holding Company will be held on _________, 2005, at 5:00 p.m. local time, at Juniper Hills Country Club, 6000 S. Bannock Highway, Pocatello, Idaho 83204. _________. The special meeting is for the following purposes:

1.	MERGER AGREEMENT. To consider and vote upon a proposal to approve the Plan and Agreement of Merger, dated as of December 15, 2004, among Glacier Bancorp, Inc., Citizens Bank Holding Company and Citizens Community Bank, under the terms of which Citizens Bank Holding Company will merge with and into Glacier, as more fully described in the accompanying proxy statement/prospectus. The merger agreement is attached as Appendix A to the proxy statement/prospectus that accompanies this notice.

2.	OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies in the event that we do not have sufficient votes to approve the merger as of the date of the meeting.

     Holders of record of Citizens Bank Holding Company common stock at the close of business on _________, 2005, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournments or postponements of it. The affirmative vote of the holders of at least a majority of the shares entitled to be cast at the Citizens Bank Holding Company special meeting is required for approval of the merger agreement. As of _________, 2005 [record date], there were [441,034] shares of Citizens Bank Holding Company common stock outstanding and entitled to vote at the special meeting.

     Citizens Bank Holding Company shareholders have the right to dissent from the merger and obtain payment of the fair value of their Citizens Bank Holding Company shares under the applicable provisions of Idaho law. A copy of the applicable statutes regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under the heading “The Merger—Dissenters’ Rights of Appraisal.”

     Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

     The board of directors of Citizens Bank Holding Company has determined that the plan and agreement of merger is fair to and in the best interests of Citizens Bank Holding Company and its shareholders and recommends that you vote FOR approval of the merger agreement.

     Please do not send any certificates for your stock at this time. You will receive instructions on how to exchange your certificates soon after the merger is consummated.

By Order of the Board of Directors,
______________________________, Secretary

Pocatello, Idaho
_________, 2005

REFERENCES TO ADDITIONAL INFORMATION

     This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that are not included in or delivered with this document.

     You can obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Glacier at the following address:

Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901
ATTN: James H. Strosahl, Corporate Secretary
Telephone: (406) 751-4702

     You will not be charged for the documents that you request. If you would like to request documents, please do so by _________, 2005 in order to receive them before the Citizens Bank Holding Company special shareholders’ meeting.

     See “Where You Can Find More Information About Glacier.”

i

QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

What is the purpose of this proxy statement/prospectus?

     This document serves as both a proxy statement of Citizens Bank Holding Company and a prospectus of Glacier. As a proxy statement, it is being provided to you by Citizens Bank Holding Company because the board of directors of Citizens Bank Holding Company is soliciting your proxy to vote to approve the proposed merger of Citizens Bank Holding Company with and into Glacier. After the merger, Glacier will own Citizens Community Bank. As a prospectus, it is being provided to you by Glacier because Glacier is offering you shares of its common stock as partial consideration for your Citizens Bank Holding Company shares.

What will Citizens Bank Holding Company shareholders receive in the merger?

     Under the merger agreement, Glacier will pay cash and issue shares of its common stock in exchange for all outstanding shares of Citizens Bank Holding Company common stock. The merger agreement provides that the total consideration will be $8.6 million in cash and the remainder in shares of Glacier common stock with an aggregate value of $8.6 million plus the amount of cash received by Citizens Bank Holding Company upon the exercise of Citizens Bank Holding Company stock options after the date of the merger agreement and prior to the effective date of the merger (the exact number of shares to be determined prior to the closing of the merger).

What will I receive in the merger?

Under the merger agreement, unless you have 100 or fewer shares, vote against the merger, or provide a notice of dissent, you may elect to receive for your shares either:

•	all cash,

•	all Glacier common stock, or

•	a split of cash (50%) and Glacier common stock (50%)

     All elections are subject to the election and allocation procedures described in this proxy statement/prospectus, if too many shareholders elect one form of consideration over the other. Due to these limitations, you may not receive the form of merger consideration that you elect, unless you elect to receive a combination of 50% cash and 50% Glacier common stock. See “The Merger -- Allocation” for a more detailed discussion of allocation procedures under the merger agreement.

What happens if I elect to receive cash in the merger and Citizens Bank Holding Company shareholders elect to receive more cash than is permitted under the merger agreement?

     The total amount of cash to be paid by Glacier in the merger is fixed. If Citizens Bank Holding Company shareholders elect to receive more cash than is permitted by the merger agreement, your election to receive cash may be adjusted so as not to exceed the limitations set forth in the merger agreement. In that event, you may receive some stock despite your cash election. Glacier will first allocate stock in the merger to Citizens Bank Holding Company shares for which no valid election has been received in an effort to both honor elections and not exceed the total cash to be paid by Glacier. However, if there are insufficient amounts of no-electing Citizens Bank Holding Company shares to which excess Glacier common stock may be allocated, it will be necessary to adjust elections. For a detailed description of the allocation procedures, please see the discussion under the heading “The Merger – Allocation.”

What happens if I elect to receive stock in the merger and Citizens Bank Holding Company shareholders elect to receive more stock than is permitted under the merger agreement?

     As in the case of excess cash elections by Citizens Bank Holding Company shareholders, adjustments to shareholder elections may be necessary to ensure that no more than 50% of the total merger consideration is paid in Glacier shares. If you elect to receive all stock and too many other shareholders elect stock, your election may be adjusted so as not to exceed the limitations set forth in the merger agreement and, consequently, you may receive some cash despite your stock election. Again, Glacier will first allocate cash to no-electing shares in an attempt to honor elections made by shareholders. However, there may not be sufficient amounts of no-electing shares to meet applicable limits on the issuance of stock by Glacier. In that case, you may receive cash for some of your shares, which will likely result in the recognition of gain or loss on a portion of your Citizens Bank Holding Company shares and be a taxable event to you. Please see “The Merger – Certain Federal Income Tax Consequences” for a discussion of the tax consequences of the receipt of cash in the merger.

What is the amount of cash and/or the number of shares of Glacier common stock that I will receive for my shares of Citizens Bank Holding Company common stock?

     The actual aggregate number of shares of Glacier common stock to be issued in the merger will not be determined until the fifth business day immediately prior to the effective date of the merger. The actual amount of cash and/or number of shares of Glacier common stock that you will receive for each of your Citizens Bank Holding Company shares will not be determined until shortly after the effective date of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described in this proxy statement/prospectus, and once they are determined, those amounts will be made available on Glacier’s website at www.glacierbancorp.com.

Is the value of the per share consideration that I receive expected to be substantially equivalent regardless of which election I make?

     Yes. The formula that will be used to calculate the per share consideration is intended to substantially equalize the value of the consideration to be received for each share of Citizens Bank Holding Company common stock in the merger, as measured during the valuation period ending on the determination date, regardless of whether you elect to receive cash or stock. As the value of Glacier stock fluctuates with its trading price, however, the value of the stock you receive for a Citizens Bank Holding Company share likely will not be the same as the cash to be paid per share on any given day before or after the merger.

How do I elect the form of consideration I prefer to receive?

     An Election Form with instructions for making your election as to the form of consideration you prefer to receive in the merger accompanies this proxy statement/prospectus. To make your election, you must submit a green election form to Glacier’s exchange agent before 5:00 p.m. Mountain Time on _________, 2005, which is the 10th business day after the date of the Citizens Bank Holding Company special meeting. Your election choices and election procedures are described under “The Merger – Election Procedure.”

What is the deadline for receipt of my election form?

     The green election forms must be received by the exchange agent by 5:00 p.m., Mountain Time, on _________, 2005.

May I change my election once it has been submitted?

     Yes. You may change your election so long as your new election is received by the exchange agent prior to 5:00 p.m. on _________, 2005. To change your election, you must send the exchange agent a written notice revoking any election previously submitted. You may at that time provide a new election.

What happens if I do not make an election prior to the deadline?

     If you fail to submit a valid green election form to the exchange agent prior to 5:00 p.m. Mountain Time on _________, 2005, then you will be deemed to have made no election and will be issued either shares of Glacier common or cash for your shares, depending on the elections made by other shareholders.

When should I send in my stock certificates?

     Please DO NOT send in your stock certificates with your proxy card or with the green election form. After the effective date of the merger, the exchange agent will send you a letter of transmittal that will provide you with instructions on surrendering your Citizens Bank Holding Company stock certificate(s). You should send the proxy card in the enclosed white envelope and the green election form in the enclosed green envelope.

When and where will the special meeting take place?

     Citizens Bank Holding Company will hold a special meeting of its shareholders on _________, 2005, at 5:00 p.m., at Juniper Hills Country Club, 6000 S. Bannock Highway, Pocatello, Idaho 83204.

How do I vote?

     To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed white envelope as soon as possible so that your shares will be represented at the special meeting.

Why is my vote important?

     If you fail to vote, that will have the same effect as voting against approval of the merger agreement. Approval of the merger agreement requires the affirmative vote of at least a majority of the shares of Citizens Bank Holding Company common stock outstanding and entitled to vote a the special meeting. The directors and executive officers of Citizens Bank Holding Company and their affiliates beneficially own and have the right to vote 49,932 shares, representing 11.2% of the shares entitled to be voted at the meeting, and they have each agreed to vote for the merger.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

     No. Your broker will not vote your shares unless you provide instructions on how to vote. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as if you voted against the merger.

What happens if I return my proxy but do not indicate how to vote my shares?

     If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the merger agreement.

Can I change my vote after I have mailed my signed proxy card?

     Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a later-dated proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

     If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Citizens Bank Holding Company’s secretary prior to the special meeting.

     If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote.

Who may vote at the meeting?

     The board of directors of Citizens Bank Holding Company has set _________, 2005, as the record date for the meeting. If you were the owner of Citizens Bank Holding Company common stock at the close of business on _________, 2005, you may vote at the meeting.

When will the merger occur?

     We presently expect to complete the merger during the first quarter of 2005. The merger will occur after approval of the shareholders of Citizens Bank Holding Company is obtained and the other conditions to the merger are satisfied or waived. Glacier and Citizens Bank Holding Company are working toward completing the merger as quickly as possible.

How soon after the merger is completed can I expect to receive my cash or Glacier common stock?

     Glacier will work with its exchange agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger.

What do I need to do now?

     We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

     Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed white envelope as soon as possible so that your shares can be voted at Citizens Bank Holding Company’s special meeting of shareholders.

     Additionally, please complete, sign and date the green Election Form, and return it in the enclosed green envelope, to Glacier’s exchange agent before the close of business on _________, 2005.

What if I choose not to read the incorporated documents?

     Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

What are the tax consequences of the merger to me?

     We expect that for United States federal income tax purposes, the exchange of shares of Citizens Bank Holding Company common stock solely for shares of Glacier common stock generally will not cause you to recognize any taxable gain or loss. We also expect that if you receive a combination of cash and stock in exchange for your Citizens Bank Holding Company shares, you will be required to recognize any gain to the extent cash is received in the merger, and you will not be entitled to recognize any loss realized. If you receive solely cash in the merger, you will recognize any gain or loss realized on the disposition of your Citizens Bank Holding Company shares. We urge you to consult your tax adviser to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.

What risks should I consider?

     You should review carefully our discussion of “Risk Factors.” You should also review the factors considered by the Citizens Bank Holding Company board of directors in approving the merger agreement. See “The Merger – Background of the Merger” and “Reasons for the Merger – Citizens Bank Holding Company.”

Who can help answer my questions?

     If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Ralph G. Cottle, President and CEO Citizens Bank Holding Company 280 South Arthur Pocatello, Idaho 83204 (208) 235-5264 e-mail: ralphc@ccb-idaho.com

OR

Terrill Schwartz, Treasurer Citizens Bank Holding Company 280 South Arthur Pocatello, Idaho 83204 (208) 235-5266 email: terrills@ccb-idaho.com

     This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of Citizens Bank Holding Company upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.

The date of this proxy statement/prospectus is __________, 2005.

SUMMARY

     This summary, together with the preceding section entitled “Questions and Answers about this Document and the Merger,” highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The Plan and Agreement of Merger is attached as Appendix A to this proxy statement/prospectus. Each item in the summary refers to the page in this proxy statement/prospectus where that subject is discussed in more detail.

Information About Glacier and Citizens Bank Holding Company

Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 (406) 756-4200

     Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990. Glacier is a regional multi-bank holding company providing commercial banking services in 56 banking offices throughout Montana, Idaho, Washington and Utah. Glacier offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer and real estate loans, mortgage origination services, and retail brokerage services. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

     Glacier is the parent holding company of seven wholly owned subsidiary commercial banks: Glacier Bank, First Security Bank of Missoula, Western Security Bank, Mountain West Bank in Idaho, Big Sky Western Bank, Valley Bank of Helena, and Glacier Bank of Whitefish. In addition, on November 23, 2004, Glacier announced its pending acquisition of First National Bank—West, located in Evanston, Wyoming. This transaction is scheduled to close during the first quarter of 2005.

     As of September 30, 2004, Glacier had total assets of approximately $3.0 billion, total net loans receivable and loans held for sale of approximately $1.66 billion, total deposits of approximately $1.69 billion and approximately $263 million in shareholders’ equity. Glacier common stock trades on the Nasdaq National Market under the symbol “GBCI.”

     Financial and other information regarding Glacier is set forth in Glacier’s annual report on Form 10-K for the year ending December 31, 2003, and the quarterly reports on Form 10-Q for the quarters ending March 31, June 30 and September 30, 2004. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation, certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ending December 31, 2003 and Glacier’s proxy statement for its 2004 annual meeting of shareholders, and the Forms 8-K filed by Glacier and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

Citizens Bank Holding Company 280 South Arthur Pocatello, Idaho 83204 (208) 232-5373

     Citizens Bank Holding Company is headquartered in Pocatello, Idaho and is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Citizens Bank Holding Company was incorporated under the laws of the State of Idaho on March 26, 2002 at the direction of the Board of Directors of

Citizens Community Bank (the “Bank”) for the purpose of adopting a bank holding company structure through which it would exchange its shares of common stock for shares of common stock of Citizens Bank Holding Company. The exchange was approved by the shareholders of Citizens Community Bank on April 29, 2002 and became effective on July 1, 2002. Thereafter, Citizens Community Bank became a wholly owned subsidiary of Citizens Bank Holding Company. At September 30, 2004, Citizens Bank Holding Company had total consolidated assets of approximately $111.8 million, net loans of approximately $82.2 million and deposits of approximately $98.0 million. At September 30, 2004, Citizens Bank Holding Company had approximately 364 shareholders of record owning 441,034 shares of its common stock.

     Citizens Community Bank, a wholly owned subsidiary of Citizens Bank Holding Company, was incorporated on April 17, 1996. The Bank is an Idaho state-chartered commercial bank. The Bank is regulated by the Idaho Department of Finance and by the Federal Deposit Insurance Corporation, its primary federal regulator and the insurer of its deposits. The Bank offers full-service community banking through three banking locations serving the southeastern Idaho area. The Bank has its main office in Pocatello, Idaho and one branch located in each of Pocatello and Idaho Falls, Idaho. In addition, the Bank has a loan production office in Rexburg, Idaho.

     The Bank is a full service bank offering a wide variety of banking services targeted at all sectors of its community. The Bank offers customary types of demand, savings, time, and individual retirement accounts, installment, commercial and real estate loans, personal and commercial lines of credit, safe deposit, night depository services, automatic teller machine services, cashiers checks, money orders, travelers checks, wire transfers and various other services that may be tailored to fit the needs of a diverse customer base. The Bank does not have a trust department.

Citizens Bank Holding Company Will Merge into Glacier

     The merger agreement provides for the merger of Citizens Bank Holding Company with and into Glacier, with Glacier as the surviving company. Citizens Community Bank, which is now the subsidiary of Citizens Bank Holding Company, will become a subsidiary of Glacier. In the merger, your shares of Citizens Bank Holding Company common stock will be exchanged for cash, shares of Glacier common stock or a combination of cash and stock. After the merger, you will no longer own shares of Citizens Bank Holding Company. The directors of Citizens Community Bank before the merger will continue to serve as the directors of Citizens Community Bank after the merger, and Mr. Michael Blodnick, President and Chief Executive Officer of Glacier, will be appointed to the board effective upon consummation of the merger.

     The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.

Citizens Bank Holding Company Special Meeting

     The special meeting of shareholders of Citizens Bank Holding Company will be held at Juniper Hills Country Club, 6000 S. Bannock Highway, Pocatello, Idaho 83204, on _________, 2005 at 5:00 p.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and consider and act upon such other matters as may properly come before the meeting or any adjournment of the meeting.

     You will be entitled to vote at the Citizens Bank Holding Company special meeting if you owned Citizens Bank Holding Company common stock at the close of business on _________, 2005. As of that date there were _________shares of Citizens Bank Holding Company common stock entitled to be voted at the special meeting.

Approval of the Merger Agreement Requires the Affirmative Vote of a Majority of the Shares of Citizens Bank Holding Company Common Stock that Are Outstanding and Entitled to Vote

     In order to approve the merger agreement, at least a majority of the outstanding shares of Citizens Bank Holding Company common stock outstanding and entitled to vote as of the record date must be voted at the special meeting in favor of approval. Glacier’s shareholders do not have to vote on the transaction.

     As of the record date for the meeting, directors and executive officers of Citizens Bank Holding Company, and their affiliates, beneficially owned approximately 11.2% of the outstanding shares of Citizens Bank Holding Company common stock. The directors of Citizens Bank Holding Company have agreed to vote their shares in favor of approval of the merger agreement.

What Citizens Bank Holding Company Shareholders Will Receive in the Merger

     Under the merger agreement, Glacier will issue shares of its common stock and pay cash for all shares of Citizens Bank Holding Company common stock outstanding as of the date of the merger agreement. The total merger consideration that Glacier will pay will be $8.6 million in cash and the remainder in shares of Glacier common stock (the exact number of which will be determined as described below) with an aggregate value of $8.6 million plus the amount of cash received by Citizens Bank Holding Company upon the exercise of Citizens Bank Holding Company options after the date of the merger agreement and prior to the effective date of the merger.

     If you own more than 100 shares and do not vote against the merger or provide notice of dissent, you may elect to receive in exchange for each of your shares of Citizens Bank Holding Company common stock either (1) all cash, without interest, (2) all shares of Glacier common stock, or (3) a combination of 50% cash, without interest, and 50% shares of Glacier common stock, in each case subject to the election and allocation procedures described in this proxy statement/prospectus. Because the total amount of cash and stock to be issued by Glacier in the merger is fixed, you may not receive cash or stock in chosen amounts, unless you elect to receive 50% cash and 50% Glacier common stock, in which case your election will not be affected by the allocation procedures.

     The actual aggregate number of shares of Glacier common stock to be issued in the merger cannot be determined until the fifth business day immediately prior to the effective date of the merger (the “determination date”). The actual amount of cash and/or Glacier common stock that you will receive for each of your Citizens Bank Holding Company shares will not be determined until shortly after the effective date of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described under the heading “The Merger – Merger Consideration.” The formula is intended to substantially equalize the value of the consideration to be received for each share of Citizens Bank Holding Company common stock, as measured during the valuation period ending on the determination date, regardless of whether you elect to receive cash or stock.

     For example, if the average closing price of Glacier common stock during the valuation period was $32.00, Citizens Bank Holding Company shareholders would receive consideration for each of their shares as follows:

•	A Citizens Bank Holding Company shareholder receiving only cash would receive $37.47 in cash per Citizens Bank Holding Company share; and

•	A Citizens Bank Holding Company shareholder receiving only stock would receive 1.171 shares of Glacier common stock per Citizens Bank Holding Company share (with a value, based on such average closing price, of $37.47 per Citizens Bank Holding Company share).

     In each case consideration received would be subject to the allocation procedures described under the heading “The Merger – Allocation.”

     Stated differently, assuming a Citizens Bank Holding Company shareholder owns 200 shares of common stock (and based on the $32.00 assumed average closing price of Glacier common stock set forth previously), if such shareholder made:

•	an all stock election, such shareholder would receive 234 shares of Glacier common stock (and $6.40 in cash in lieu of a fractional share) having a total value (based on Glacier’s assumed average closing price) of $7,494.40;

•	an all cash election, such shareholder would receive $7,494.00 in cash; or

•	a mixed (50% stock /50% cash) election, such shareholder would receive 117 shares of Glacier common stock and cash of $3,750.20 (including $3.20 in cash in lieu of a fractional share), which together with the stock, would have a total value (based on Glacier’s assumed average closing price) of $7,494.20.

     The actual amounts received will depend on the average closing price of Glacier common stock as of the determination date, and the actual allocation of cash and stock will be subject in each case to the allocation procedures described under the heading “The Merger – Allocation.” Actual values of Glacier common stock received will depend on the market price of Glacier common stock at the time of the merger.

You May Elect to Receive Cash or Stock Consideration

     In the merger, if you own more than 100 shares of Citizens Bank Holding Company common stock and do not vote against the merger or provide a notice of dissent, you may elect to receive in exchange for your shares either:

•	all cash,

•	all Glacier common stock, or

•	a split of cash (50%) and Glacier common stock (50%).

     If you own 100 or fewer shares of Citizens Bank Holding Company common stock, you will be treated as if you made an all cash election. If you vote against the merger or provide a notice of dissent, you will receive cash for your shares unless you perfect your dissenters’ rights. If you perfect your dissenters’ rights, you will receive cash for your shares as provided under the applicable provisions of Idaho law. See “The Merger – Dissenters’ Rights of Appraisal” and “The Merger – Allocation.”

     With this proxy statement/prospectus, you will receive a green election form with instructions for making your election as to the form of consideration that you prefer to receive in the merger. The available elections, election procedures and deadline for making elections are described under the heading “The Merger – Election Procedure.” If you fail to submit a valid green election form by the election deadline, you will be issued either Glacier common stock or cash in the merger, depending upon the elections made by other Citizens Bank Holding Company shareholders.

Certain Federal Income Tax Consequences

     Neither Citizens Bank Holding Company nor Glacier is required to complete the merger unless each of them receive a legal opinion of Glacier’s counsel that the merger will be treated as a “reorganization” for federal income tax purposes. Assuming such opinion is received, we expect that for United States federal income tax purposes, Citizens Bank Holding Company shareholders generally will not recognize any gain or loss on the conversion of shares of Citizens Bank Holding Company common stock into shares of Glacier common stock (although the receipt of any cash will be a taxable event). This tax treatment may not apply to some Citizens Bank Holding Company shareholders. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

The Citizens Bank Holding Company Board of Directors Recommends Shareholder Approval of the Merger

     The Citizens Bank Holding Company board of directors believes that the merger is in the best interests of the Citizens Bank Holding Company shareholders and has unanimously approved the merger agreement. The Citizens Bank Holding Company board of directors recommends that Citizens Bank Holding Company shareholders vote “FOR” approval of the merger agreement.

Citizens Bank Holding Company Financial Advisor Says the Merger Consideration is Fair to Citizens Bank Holding Company Shareholders From a Financial Point of View

     Hovde Financial LLC (“Hovde”) has served as financial advisor to Citizens Bank Holding Company in connection with the merger. It has given an opinion to the Citizens Bank Holding Company board of directors that, as of December 15, 2004, the consideration Glacier will pay for the Citizens Bank Holding Company common stock is fair to Citizens Bank Holding Company shareholders from a financial point of view. Hovde has delivered to Citizens Bank Holding Company an updated fairness opinion. Hovde’s opinion is expressly based upon and subject to, the assumptions made, matters considered and qualifications and limitations stated in the opinion. A copy of the updated opinion delivered by Hovde is attached to this document as Appendix C. You should read the opinion carefully and in its entirety. Citizens Bank Holding Company agreed to pay Hovde a fee for its services in the amount of $30,000 plus expenses.

Citizens Bank Holding Company Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders

     Certain members of Citizens Bank Holding Company management have interests in the merger that are different from, or in addition to, their interests as Citizens Bank Holding Company shareholders. These interests arise out of existing option agreements that they have entered into with Citizens Bank Holding Company, provisions in the merger agreement relating to indemnification and continuing service of certain directors, and, in the case of Ralph Cottle, an employment agreement that will take effect upon consummation of the merger. See “The Merger—Interests of Certain Persons in the Merger.”

     The Citizens Bank Holding Company board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

The Merger Is Expected to Occur in the First Quarter of 2005

     Currently, we anticipate that the merger will occur by March 31, 2005. However, we cannot assure you when or if the merger will occur.

Completion of the Merger Is Subject to Satisfaction or Waiver of Certain Conditions

     Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:

•	approval of the merger agreement by shareholders holding at least a majority of the outstanding shares of Citizens Bank Holding Company common stock that are outstanding and entitled to vote;

•	approval of the merger by federal and state regulatory authorities;

•	accuracy of the other party’s representations in the merger agreement; and

•	compliance by the other party with all material terms, covenants and conditions of the merger agreement.

     The merger agreement provides that either Glacier or Citizens Bank Holding Company may terminate the merger either before or after the Citizens Bank Holding Company special meeting, under certain circumstances. Among other things, the merger may be terminated under certain circumstances if the average closing price of Glacier common stock during the valuation period either exceeds or is lower than specified amounts. See “The Merger – Amendment or Termination of the Merger Agreement.”

We May Not Complete the Merger Without All Required Regulatory Approvals

     The merger must be approved by the Federal Reserve and the Idaho banking regulators. We have filed applications with these regulatory bodies seeking such approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

Either Citizens Bank Holding Company or Glacier, as the Case May Be, Must Pay a Termination Fee Under Certain Circumstances

     The merger agreement provides that Citizens Bank Holding Company must pay Glacier a termination fee of $170,000 if Glacier terminates the merger agreement due to a breach by Citizens Bank Holding Company of its representations or covenants, or if the Citizens Bank Holding Company board of directors does not recommend approval of the merger to Citizens Bank Holding Company shareholders.

     The merger agreement also provides that Glacier must pay Citizens Bank Holding Company a termination fee of $170,000 if Citizens Bank Holding Company terminates the merger agreement due to a breach by Glacier of its representations or covenants. See “The Merger Agreement – Termination Fees.”

Citizens Bank Holding Company Must Pay Glacier a Break-up Fee Under Certain Circumstances

     Under the merger agreement, Citizens Bank Holding Company must pay Glacier a break-up fee of $860,000, if the merger agreement is terminated due to the failure of the Citizens Bank Holding Company board of directors to recommend the merger to its shareholders, or due to the receipt of a superior acquisition proposal.

     Citizens Bank Holding Company agreed to pay a break-up fee under the circumstances described above in order to induce Glacier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Citizens Bank Holding Company. See “The Merger Agreement – Break-up Fee.”

Citizens Bank Holding Company Shareholders Will Have Different Rights After the Merger

     The rights of Citizens Bank Holding Company shareholders are governed by Idaho law, as well as Citizens Bank Holding Company’s articles of incorporation and bylaws. After completion of the merger, however, the rights of the former Citizens Bank Holding Company shareholders receiving Glacier common stock in the merger will be governed by Montana law, as well as Glacier’s articles of incorporation and bylaws. Although Montana law and Glacier’s articles of incorporation and bylaws are similar in many ways to Idaho law and Citizens Bank Holding Company’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Citizens Bank Holding Company shareholders. See “Comparison of Certain Rights of Holders of Glacier and Citizens Bank Holding Company Stock.”

Citizens Bank Holding Company Shareholders Have Dissenters’ Rights

     Under Idaho law, Citizens Bank Holding Company shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Citizens Bank Holding Company common stock. A shareholder electing to dissent must strictly comply with all the procedures required by Idaho law. These procedures are described later in this document, and a copy of the relevant portions of Idaho law is attached as Appendix B.

RISK FACTORS

     In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

     The merger agreement limits Citizens Bank Holding Company ability to pursue other transactions and provides for the payment of a break up fee if we do so.

     While the merger agreement is in effect and subject to very narrow exceptions, Citizens Bank Holding Company and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Citizens Bank Holding Company’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Citizens Bank Holding Company receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, Citizens Bank Holding Company may be required to pay an $860,000 break up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

     Under certain conditions, the merger agreement requires Citizens Bank Holding Company to pay a termination fee.

     Under certain circumstances, Glacier can terminate the merger agreement and require Citizens Bank Holding Company to pay a termination fee of $170,000.

     Because the market price of Glacier common stock may fluctuate, you cannot be sure of the number of shares of Glacier common stock that you will receive.

     At the time of the Citizens Bank Holding Company special meeting, you will not be able to determine the number of shares of Glacier common stock you would receive upon completion of the merger. While the merger agreement does guarantee you a fixed value for your shares, fluctuations in Glacier’s stock price will impact how much Glacier common stock you own relative to existing Glacier shareholders. Your relative portion will be less the higher Glacier’s stock price, and more the lower Glacier’s stock price. We urge you to obtain current market quotations for Glacier common stock.

     You may not receive the form of merger consideration that you elect.

     The merger agreement provides that the aggregate consideration to be received by Citizens Bank Holding Company shareholders in the merger will be $8.6 million in cash and the remainder in shares of Glacier common stock, the exact number determined in accordance with the merger agreement, the aggregate value of which will equal $8.6 million plus the amount of cash received by Citizens Bank Holding Company upon the exercise of Citizens Bank Holding Company stock options after the date of the merger agreement and prior to the effective date of the merger. If elections are made by Citizens Bank Holding Company shareholders that would result in their receiving more or less cash or Glacier common stock than these amounts, then certain of those shareholders will have the consideration of the form they selected reduced by a pro rata amount and will receive a portion of their consideration in the form that they did not elect. For a detailed description of the allocation procedures, please see the discussion under the heading “The Merger – Allocation.”

     Accordingly, there is a risk that you will receive a portion of the merger consideration in the form that you do not elect, which could result in, among other things, tax consequences that differ from those that would have resulted had you received the form of consideration you elected (including with respect to the recognition of taxable gain to the extent cash is received). See “The Merger – Federal Income Tax Consequences.”

     Because the aggregate merger consideration is divided equally between cash and Glacier common stock, the allocation provisions described above will not apply to Citizens Bank Holding Company shareholders who elect to receive a combination of cash (50%) and Glacier common stock (50%). Such elections will be effective, without change, regardless of the elections made by other Citizens Bank Holding Company shareholders.

     Combining our two companies may be more difficult, costly or time-consuming than we expect.

     Glacier and Citizens Bank Holding Company have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Citizens Community Bank’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of Citizens Community Bank.

     Glacier may grow through future acquisitions, which could, in some circumstances, adversely affect net income.

     Glacier anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with Glacier’s acquisition strategy that could adversely impact net income. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Glacier, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent to which Glacier can continue to grow through acquisitions.

     In the future, Glacier may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. Glacier does not currently have any definitive understandings or agreements for any acquisitions that involve the issuance of Glacier capital stock. However, as noted above, Glacier anticipates that it will continue to expand by acquisition in the future.

     Glacier has various anti-takeover measures that could impede a takeover of Glacier

     Glacier has various anti-takeover measures in place, some of which are listed elsewhere in this document. Any one or more of these measures may impede the takeover of Glacier without the approval of the Glacier board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Glacier common stock. See “Comparison of Certain Rights of Holders of Glacier and Citizens Bank Holding Company Common Stock.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and Citizens Bank Holding Company’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements:

•	our business may not be integrated successfully, or such integration may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown adversely affecting credit quality and loan originations.

     Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Glacier’s reports filed with the SEC.

     All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or Citizens Bank Holding Company or any person acting on behalf of Glacier or Citizens Bank Holding Company are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor Citizens Bank Holding Company undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLACIER

     The following selected financial information for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999 is derived from audited consolidated financial statements of Glacier. The financial information of and for the nine months ended September 30, 2004 and 2003 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Glacier considers necessary for fair presentation of the financial results of operations for such periods. The operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. The financial data below should be read in conjunction with the financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information About Glacier.”

GLACIER BANCORP, INC. AND SUBSIDIARIES
SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION
($ in thousands, except per share data)

	At or for the Nine Months
	Ended September 30		At or for the Fiscal Years Ended December 31
	2004	2003	2003	2002	2001	2000	1999

Summary of Operations:
Interest income	$108,546	$96,778	$130,830	$133,989	$137,920	$78,837	$64,719
Interest expense	28,993	29,313	38,478	47,522	65,546	37,357	27,635

Net interest income	79,553	67,465	92,352	86,467	72,374	41,480	37,084
Provision for loan losses	2,995	3,113	3,809	5,745	4,525	1,864	1,723

Net interest income after provision for loan losses	76,558	64,352	88,543	80,722	67,849	39,616	35,361

Noninterest income	25,396	26,239	33,562	25,917	23,251	13,294	12,809
Noninterest expenses	53,423	48,255	65,944	57,813	57,385	31,327	29,096

Income before provision for income taxes	48,531	42,336	56,161	48,826	33,715	21,583	19,074
Provision for income taxes	15,478	13,859	18,153	16,424	12,026	7,580	6,722

Net income	33,053	28,477	38,008	32,402	21,689	14,003	12,352

Basic earnings per share	$1.35	$1.18	$1.58	$1.37	$1.00	$0.89	$0.79
Diluted earnings per share	$1.33	$1.16	$1.55	$1.35	$0.97	$0.88	$0.78
Cash dividends paid per common share	$0.51	$0.44	$0.60	$0.49	$0.44	$0.43	$0.42

	At or for the Nine Months
	Ended September 30		At or for the Fiscal Years Ended December 31
	2004	2003	2003	2002	2001	2000	1999

Statement of Financial Condition:
Total assets	$3,002,699	$2,683,074	$2,739,633	$2,281,344	$2,085,747	$1,056,712	$974,001
Net loans receivable and loans held for sale	1,659,614	1,443,200	1,430,365	1,300,653	1,322,327	733,561	652,208
Total deposits	1,688,121	1,618,399	1,597,625	1,459,923	1,446,064	720,570	644,106
Total borrowings	936,742	773,624	842,280	544,953	399,880	226,320	235,264
Shareholder’s equity	262,978	228,105	237,839	212,249	176,983	98,113	85,056
Book value per share	$10.73	$9.44	$9.83	$8.93	$7.63	$6.23	$5.41

Key Operating Ratios:
Return on average assets	1.54%	1.58%	1.53%	1.50%	1.10%	1.39%	1.41%
Return on average shareholders’ equity	17.74%	17.00%	16.82%	16.57%	13.49%	15.83%	14.60%
Average shareholders’ equity to average assets	8.69%	9.28%	9.10%	9.08%	8.26%	8.78%	9.73%
Net interest margin	4.15%	4.21%	4.20%	4.51%	4.08%	4.48%	4.67%

Ratio of non-performing assets to total assets	0.41%	0.39%	0.48%	0.51%	0.53%	0.21%	0.23%
Dividend payout ratio	37.78%	37.29%	38.07%	35.45%	43.48%	48.36%	53.70%

HISTORICAL AND PRO FORMA PER SHARE DATA

     The table set below presents the historical earnings, book value and cash dividends per share as of September 30, 2004, and the nine months then ended, and as of December 31, 2003, and the year then ended, for Glacier, together with the pro forma amounts after giving effect to the merger. This data should be read in conjunction with the Glacier financial statements and other financial information included elsewhere in this document. The pro forma data are not necessarily indicative of future operating results or financial position.

     The table below also presents the closing prices per share for Glacier and Citizens Bank Holding Company common stock, respectively, on the day prior to the announcement of the merger, and as of ______, 2005, the most recent practicable trading date prior to the printing of this document, together what the pro forma equivalent market value of Citizens Bank Holding Company shares after giving effect to the merger. The pro forma equivalent per share data for Citizens Bank Holding Company is calculated by multiplying the historical per share data for Glacier by the implied exchange ratio of ______used to calculate the merger consideration. See the discussion under the heading “Comparative Stock Price and Dividend Information” on the next page for important information about the limited trading in stock of Citizens Bank Holding Company and the effect that may have on the reliability of the share price data.

	Glacier				Citizens Bank Holding Company
			Pro Forma				Pro Forma
	Historical		Combined		Historical		Equivalent

Basic earnings per share:

Year ended December 31, 2003		$1.58	$	___________		$2.10	$	___________
Nine months ended September 30, 2004		$1.35	$	___________		$1.49	$	___________
Diluted earnings per share:
Year ended December 31, 2003		$1.55	$	___________		$1.99	$	___________
Nine months ended September 30, 2004		$1.33	$	___________		$1.41	$	___________
Book value per share at:
December 31, 2003		$9.83	$	___________		$15.25	$	___________
September 30, 2004		$10.73	$	___________		$16.74	$	___________
Cash dividends per share declared(1) :
Year ended December 31, 2003		$0.60	$	___________		$0	$	___________
Nine months ended September 30, 2004		$0.51	$	___________		$0	$	___________
Market value per share at December 14, 2004 (2)		$34.37	$	___________		$23.00	$	___________
Market value per share at __________, 2005	$	___________	$	___________	$	___________	$	___________

(1) Citizens Bank Holding Company has never paid a cash dividend to its shareholders.

(2) The most recent trade of Citizens Bank Holding Company common stock occurred on December 2, 2004; however, the most recent transaction for which management of Citizens Bank Holding Company is aware of the purchase price occurred in the second quarter of 2004.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

     Glacier Common Stock

     Glacier common stock is quoted on the Nasdaq National Market under the symbol “GBCI.” The following table sets forth for the periods indicated:

•	the high and low sale prices for Glacier common stock as reported on the Nasdaq National Market, and

•	dividends per share on Glacier common stock.

					Cash
	High*		Low*		Dividends Declared
2003
First quarter		$21.59		$17.00	$0.13
Second quarter		$20.96		$18.36	$0.15
Third quarter		$23.72		$19.56	$0.16
Fourth quarter		$26.40		$21.54	$0.16

2004
First quarter		$27.04		$23.60	$0.17
Second quarter		$28.25		$24.49	$0.17
Third quarter		$30.35		$25.75	$0.17
Fourth quarter		$34.99		$28.90	$0.17

2005
First quarter (through _______, 2005)	$		$		$

*	Adjusted for stock splits and stock dividends.

     At ______, 2005, the ______outstanding shares of Glacier common stock were held by approximately ______holders of record.

     Citizens Bank Holding Company Common Stock

     Citizens Bank Holding Company common stock is not quoted on a stock exchange or market and no broker makes a market in the stock. Stock transfer records maintained by Citizens Bank Holding Company indicate that there have been relatively infrequent transactions in Citizens Bank Holding Company’s stock. Sales and purchases of shares of Citizens Bank Holding Company common stock are privately negotiated, and Citizens Bank Holding Company is often not aware of the price for those transactions. Citizens Bank Holding Company is aware of approximately thirty (30) transfers of Citizens Bank Holding Company common stock since January 2003; however, management of Citizens Bank Holding Company is only aware of the purchase price for two (2) of those transactions. As a result, trading price data is very limited and may not accurately reflect the actual market value of the shares. The table below sets forth the high and low sales prices per share of Citizens Bank Holding Company common stock as reported to Citizens Bank Holding Company, acting as its own transfer agent. There have been no trades of Citizens Bank Holding Company stock in 2005.

	High	Low
2003
First quarter	N/A	N/A
Second quarter	N/A	N/A
Third quarter	N/A	N/A
Fourth quarter	N/A	N/A

2004
First quarter	$18.00	$18.00
Second quarter	$23.00	$23.00
Third quarter	N/A	N/A
Fourth quarter	N/A	N/A

At ______, 2005, the [441,034] outstanding shares of Citizens Bank Holding Company common stock were held by approximately 364 holders of record.

Citizens Bank Holding Company has never paid a dividend to its shareholders. In the absence of the proposed merger, Citizens Bank Holding Company does not anticipate paying a cash dividend in the foreseeable future. Rather, Citizens Bank Holding Company plans to retain earnings to provide capital to fund its operations.

CITIZENS BANK HOLDING COMPANY SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

     The Citizens Bank Holding Company special meeting of shareholders will be held on ______, 2005, at 5:00 p.m.] local time, at Juniper Hills Country Club, 6000 S. Bannock Highway, Pocatello, Idaho 83204.

     As described below under “Vote Required,” approval of the merger agreement requires the affirmative vote of at least a majority of the shares of Citizens Bank Holding Company common stock that are outstanding and entitled to vote on the record date. If there are not sufficient votes represented at the special meeting, either in person or by proxy, to approve the merger agreement, or if a quorum is not present, Citizens Bank Holding Company may adjourn or postpone the meeting in order to permit further solicitation of proxies by Citizens Bank Holding Company. The persons appointed as proxies on the form accompanying this document are authorized to vote to approve such adjournment or postponement, unless the proxy appointing them instructs them to vote against approval of the merger agreement.

Purpose

     At the special meeting, Citizens Bank Holding Company shareholders will:

•	consider and vote on a proposal to approve the merger, and

•	if necessary, consider and act upon a proposal to adjourn the special meeting to allow additional time to solicit proxies

Record Date; Shares Outstanding and Entitled to Vote

     The Citizens Bank Holding Company board of directors has fixed 5:00 p.m. on ______, 2005 as the record date for determining the holders of shares of Citizens Bank Holding Company common stock entitled to notice of and to vote at the special meeting. At the close of business on the Citizens Bank Holding Company record date, there were [441,034] shares of common stock issued and outstanding held by approximately 364 holders of record. Holders of record of Citizens Bank Holding Company common stock on the record date are entitled to one vote per share, and are also entitled to exercise dissenters’ rights if certain procedures are followed. See “The Merger - Dissenters’ Rights of Appraisal” and Appendix B.

     Each director of Citizens Bank Holding Company has agreed to vote all Citizens Bank Holding Company shares held or controlled by him in favor of approval of the merger. A total of 47,482 outstanding shares or shares subject to stock options, or approximately 10.6% of the outstanding shares of Citizens Bank Holding Company common stock are covered by this voting agreement. See “The Merger — Voting Agreement.”

Vote Required

     The affirmative vote of at least a majority of all shares of Citizens Bank Holding Company common stock outstanding and entitled to vote on the record date is required to approve the merger. At least fifty percent (50%) of the outstanding shares of Citizens Bank Holding Company common stock must be present, either in person or by proxy, in order to constitute a quorum for the meeting. For this purpose, abstentions and broker nonvotes (that is, proxies from brokers or nominees, indicating that such person has not received instructions from the beneficial owners or other persons entitled to vote shares as to a matter with respect to which the broker or nominees do not have discretionary power to vote) are counted in determining the shares present at a meeting.

     For voting purposes, however, only shares actually voted for the approval of the merger agreement, and neither abstentions nor broker nonvotes, will be counted as favorable votes in determining whether the merger agreement is approved by the holders of Citizens Bank Holding Company common stock. As a result, abstentions and broker nonvotes will have the same effect as votes against approval of the merger agreement.

Voting, Solicitation, and Revocation of Proxies

     If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy for the approval of the merger and in the proxy’s discretion on any other matter coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	written notice to the Secretary of Citizens Bank Holding Company;

•	a later-dated proxy; or

•	appearing and voting at the special meeting in person.

     Citizens Bank Holding Company is soliciting the proxy for the special meeting on behalf of the Citizens Bank Holding Company board of directors. Citizens Bank Holding Company will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, Citizens Bank Holding Company may solicit proxies by personal interview, telephone, and facsimile. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. Citizens Bank Holding Company does not expect to pay any compensation for the solicitation of proxies. However, Citizens Bank Holding Company will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

     Glacier, through its Mountain West Bank subsidiary, currently offers community banking services from offices in northern Idaho, the Boise area, and Ketchum/Sun Valley, but does not serve the southeastern Idaho market. Consistent with its historical acquisition strategy, Glacier is interested in partnering with attractive financial institutions in markets that fit within or expand Glacier’s existing geographic footprint. In April 2004, D.A. Davidson & Co. (“Davidson”), as Glacier’s investment banking representative, sent a letter to Citizens Bank Holding Company expressing Glacier’s interest in expanding its community banking presence to southeastern Idaho through a merger with Citizens Bank Holding Company. In May and June, a representative of Davidson and Ralph Cottle, President of Citizens Bank Holding Company, had several telephone conversations regarding the prospect of arranging a meeting with Glacier to share information and further explore the prospect of a merger.

     On July 13, Mick Blodnick, CEO of Glacier, and a representative of Davidson met in Pocatello with Mr. Cottle and with Messrs. James Lee and Gary Blanchard, the chairman and vice chairman, respectively, of Citizens Bank Holding Company. Mr. Blodnick and the Citizens’ representatives shared information about their respective companies, discussed market conditions and prospects in southeastern Idaho, shared financial information, reviewed operating practices and corporate strategies, and discussed the potential benefits of a merger to shareholders, employees, and customers. In the course of the meeting, Messrs. Blodnick and Cottle agreed that Glacier and Citizens Bank Holding Company shared similar community banking philosophies and that the parties should further explore the prospect of a merger.

     On August 5, Mr. Blodnick and a representative of Davidson met with Mr. Cottle and the Citizens Bank Holding Company board of directors in Pocatello. Mr. Blodnick presented the board with information about Glacier and answered questions about its financial performance, its operating practices with subsidiary banks, and the experiences of other community banks that chose to merge with Glacier. Davidson shared information and answered questions about the structure and process of a merger transaction, market valuation levels, and Glacier’s approach to structuring and valuing merger transactions.

     In August and September, Citizens Bank Holding Company shared additional information with Glacier, including management’s expectations for financial performance during 2004 and 2005. The parties also engaged in negotiations regarding the value and terms of a merger transaction.

     On September 27, following a meeting of its board of directors, Glacier provided Citizens Bank Holding Company a formal proposal setting forth the proposed terms of the merger. On September 29, the board of directors of Citizens Bank Holding Company met to discuss the formal proposal of Glacier with respect to the merger. The board of directors raised several issues with regard to the proposal and directed legal counsel of Citizens Bank Holding Company and Mr. Cottle to communicate the comments of the board of directors to Glacier. The comments of the board of directors of Citizens Bank Holding Company were communicated to Glacier on September 30. On September 30, after receiving comments from Citizens Bank Holding Company and its legal counsel, Glacier submitted a revised written proposal for the merger that was accepted by Citizens Bank Holding Company.

     In October and November, the parties and their advisors exchanged additional information, conducted due diligence reviews (with most of Glacier’s due diligence review occurring between October 18 and November 12), discussed operating and strategic plans for the Bank post-closing, and drafted and negotiated the terms of the merger agreement and related documents.

     On December 14, the board of directors of Glacier met to consider approval of the merger. Matters discussed included the fiduciary duties of the directors, the results of due diligence reviews, the terms of the merger agreement and related documents, the pro forma financial impact of the merger, expansion opportunities available to the Bank, and the timing and process for consummation of the merger. After due consideration of these matters, the Glacier board approved the merger by unanimous vote.

     On December 15, the Board of Directors of Citizens Bank Holding Company met to consider approval of the merger with Glacier. The Board of Directors discussed: their fiduciary duty to the shareholders of Citizens Bank Holding Company, questions about the definitive agreement, the form of consideration to be received by the shareholders, the break-up fee, the current stock price of Glacier and its dividend history, and the implications to Citizens Bank Holding Company, its shareholders, employees and customers. Also discussed were the reasons for completing the merger and the implications to Citizens Bank Holding Company if the Bank continued without an affiliation with Glacier. The Board of Directors took into consideration the presentation made by Hovde and its fairness opinion that was presented and approved by the Board of Directors as written. The Board then voted unanimously to approve the merger.

     Glacier and Citizens executed the merger agreement and related documents on the afternoon of December 15. After the close of business on December 15, the parties issued a joint press release announcing the execution of the merger agreement.

Reasons For The Merger – Citizens Bank Holding Company

     The Citizens Bank Holding Company board of directors believes the merger is in the best interests of

Citizens Bank Holding Company and the Citizens Bank Holding Company shareholders. The Citizens Bank Holding Company board of directors unanimously recommends that Citizens Bank Holding Company shareholders vote for the approval of the merger agreement and the consummation of the transaction contemplated by that merger agreement.

     In reaching its determination to approve the merger agreement, the Citizens Bank Holding Company board of directors consulted with its management and its financial and legal advisors, and considered a number of factors. Following is a description of each of the material factors that Citizens Bank Holding Company board of directors believes favor the merger:

•	Terms of the Merger. The terms of the merger, including the consideration being paid and various other documents related to the merger and the structure of the merger. The fact that when the merger was publicly announced, the aggregate consideration being paid to Citizens Bank Holding Company shareholders represented a premium over the last known sales price for shares of Citizens Bank Holding Company.

•	Fairness Opinion. Hovde’s opinion, discussed below in “Opinion of Bank of Citizens Bank Holding Company Advisor,” stating that, based upon and subject to, the assumptions made, matters considered and qualifications and limitations stated in the opinion, as of December 15, 2004, the merger consideration was fair to Citizens Bank Holding Company shareholders from a financial point of view.

•	Liquidity. The expectation that Glacier common stock will provide greater liquidity for Citizens Bank Holding Company shareholders.

•	Dividends. The fact that Glacier’s common stock pays dividends, has done so since 1985, and that Citizens Bank Holding Company has never paid a dividend.

•	Products & Services. The fact that Citizens Bank Holding Company customers would be afforded new products and services not previously available. For instance, larger credit relationships, international banking services including letters of credit, and enhanced cash management services will be available.

•	Autonomy. The fact that Glacier intends to operate Citizens Community Bank as a separate subsidiary under the direction and control of the bank’s current management team, under the name “Citizens Community Bank.”

•	Corporate Values. The understanding that Glacier and Citizens Bank Holding Company share a common vision of the importance of customer service and local decision making and that management and employees of Citizens Community Bank and Glacier possess complementary skills and expertise.

•	Competitive Issues. The fact that competition in the Citizens Bank Holding Company market has increased in the past few years and is expected to increase in the future as other larger banks enter the market.

•	Future Prospects. The Citizens Bank Holding Company board of directors believes that future earnings prospects will be stronger on a combined basis. In addition, affiliations with Glacier will offer expansion opportunities not currently available.

•	Other Strategies. The alternatives to the merger, and the timing and likelihood of success in trying to achieve such alternatives.

•	Employee Matters. The expectation that the merger will generally expand the career opportunities and employee benefits available to many Citizens Community Bank employees.

•	Directors and Executive Officers. The fact that the current members of the Citizens Community Bank board of directors will continue to serve following the merger.

•	Tax Free Reorganization. The expectation that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code.

•	Risks of Stand Alone. The Citizens Bank Holding Company board of directors considered the risks and costs associated with remaining a stand alone bank, such as the possible need to raise additional capital.

•	Approvals. The likelihood of receiving required regulatory approvals in a timely fashion and the likelihood that the merger would be completed.

         In the course of its deliberations regarding the merger, the Citizens Bank Holding Company board of directors also considered the following information, which the board of directors determined did not outweigh the benefits to Citizens Community Bank and its shareholders expected to be generated by the merger:

•	Consideration Unknown until Closing. Because the market price of Glacier common stock will fluctuate, and because the total merger consideration is payable $8.6 million in cash and the remainder in Glacier common stock, Citizens Bank Holding Company shareholders cannot be sure of the number of shares of Glacier common stock that will be exchanged for shares of Citizens Bank common stock, or the form of merger consideration that they will receive until the completion of the merger.

•	Business Interruption. The possible disruption to Citizens Community Bank business that may result from the announcement of the merger and the resulting distraction of its management’s attention from the day-to-day operations of Citizens Community Bank’s business.

•	Integration Issues. The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the merger may not be fully realized.

•	Operational Restrictions. The restrictions contained in the merger agreement on the operation of Citizens Bank Holding Company’s business during the period between the signing of the merger agreement and completion of the merger.

•	Termination, No-Approval and Break-Up Fees. Under certain circumstances, Glacier may terminate the merger agreement and require Citizens Bank Holding Company to pay a termination fee of $170,000. In certain circumstances where the merger agreement is terminated following the receipt of a superior proposal prior to the consummation of the merger and such a superior proposal is accepted within the twelve months following such termination and then subsequently consummated, Citizens Bank Holding Company may be required to pay a break-up fee of $860,000.

•	Risk of Termination. The possibility that the merger might not be completed and the effect of the resulting public announcement of the termination of the merger agreement on, among other things, the market price of Citizens Bank Holding Company common stock and Citizens Bank Holding Company operating results, particularly in light of the costs incurred in connection with the transaction.

•	Other Matters. Other matters described in the sections entitled “Risk Factors” and “The Merger – Interests of Certain Persons in the Merger.”

     The foregoing discussion of the information considered by the Citizens Bank Holding Company board of directors is not intended to be exhaustive but includes all of the material factors considered by the board of directors. In reaching its determination to approve and recommend the merger, the Citizens Bank Holding Company board of directors did not assign any relative or specific weights to the factors considered in reaching that determination and individual directors may have given differing weights to different factors. Given the above, the Citizens Bank Holding Company board of directors determined that the merger agreement is in the best interests of Citizens Bank Holding Company and its shareholders and unanimously approved the merger.

Opinion of Hovde Financial LLC, Citizens Bank Holding Company Financial Advisor

     Hovde has delivered to the Board of Directors of Citizens Bank Holding Company its opinion that, based upon and subject to the various considerations set forth in its written opinion dated December 15, 2004, the total transaction consideration to be paid to the shareholders of Citizens Bank Holding Company is fair from a financial point of view as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by Citizens Bank Holding Company upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated December 15, 2004, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C. The shareholders of Citizens Bank Holding Company should read this opinion in its entirety.

     Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. The Board of Directors of Citizens Bank Holding Company selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

     Hovde received a fee from Citizens Bank Holding Company for performing a financial analysis of the merger and rendering a written opinion to the Board of Directors of Citizens Bank Holding Company as to the fairness, from a financial point of view, of the merger to the shareholders of Citizens Bank Holding Company. Hovde received all of such fee subsequent to Hovde’s presentation of its fairness opinion and analysis to the Board of Directors of Citizens Bank Holding Company. Citizens Bank Holding Company has also agreed to indemnify Hovde against any claims, losses and expenses arising out of the merger or Hovde’s engagement that did not arise from Hovde’s gross negligence or willful misconduct.

     Hovde’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any shareholder of Citizens Bank Holding Company as to how the shareholder should vote at the Citizens Bank Holding Company shareholder meeting. The summary of the opinion of Hovde set forth in this joint statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

     The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the Board of Directors of Citizens Bank Holding Company by Hovde. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the presentation delivered by Hovde to the Board of Directors of Citizens Bank Holding Company, but it does summarize all of the material analyses performed and presented by Hovde.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the Board of Directors of Citizens Bank Holding Company and its fairness opinion.

     In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Citizens Bank Holding Company and Glacier. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the transaction consideration, from a financial point of view, to the shareholders of Citizens Bank Holding Company. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which Citizens Bank Holding Company might engage. In addition, as described above, Hovde’s opinion to the Board of Directors of Citizens Bank Holding Company was one of many factors taken into consideration by the Board of Directors of Citizens Bank Holding Company in making its determination to approve the merger agreement.

     During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating conditions of Citizens Bank Holding Company and Glacier and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning Citizens Bank Holding Company and Glacier;

•	certain internal financial statements and other financial and operating data concerning Citizens Bank Holding Company and Glacier;

•	certain financial projections prepared by the managements of Citizens Bank Holding Company and Glacier;

•	certain other information provided to Hovde by members of the senior managements of Citizens Bank Holding Company and Glacier for the purpose of reviewing the future prospects of Citizens Bank Holding Company and Glacier, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings expected to be achieved as a result of the merger;

•	historical market prices and trading volumes for Glacier common stock;

•	the nature and terms of recent merger and acquisition transactions to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant;

•	the pro forma ownership of Glacier’s common stock by the shareholders of Citizens Bank Holding Company relative to the pro forma contribution of Citizens Bank Holding Company’s assets, liabilities, equity and earnings to the combined company;

•	the pro forma impact of the merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

•	such other information and factors as it has deemed appropriate.

•	Hovde also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

     In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde also assumed that the financial forecasts furnished to or discussed with Hovde by Citizens Bank Holding Company and Glacier were reasonably prepared and reflected the best currently available estimates and judgments of senior management of Citizens Bank Holding Company and Glacier as to the future financial performance of Citizens Bank Holding Company, Glacier, or the combined company, as the case may be. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of Citizens Bank Holding Company or Glacier. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by Citizens Bank Holding Company and Glacier, relied upon the representations and warranties of Citizens Bank Holding Company and Glacier made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

     Analysis of Selected Mergers. As part of its analysis, Hovde reviewed two groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 2002, that involved target banks in the Northwestern United States (ID, OR, WA, MT, WY) that had total assets under $400 million (the “Northwest Merger Group”). This Northwest Merger Group consisted of the following 11 transactions:

Buyer	Seller
Glacier Bancorp Inc. (MT)	First National Banks-West Co. (WY)
Intermountain Community Bncp (ID)	Snake River Bancorp (ID)
Heartland Financial USA Inc. (IA)	Rocky Mountain Bancorp. Inc. (MT)
Pacific Financial Corp. (WA)	BNW Bancorp Inc. (WA)
Washington Federal Inc. (WA)	United S&L Bank (WA)
Glacier Bancorp Inc. (MT)	Pend Oreille Bancorp (ID)
Riverview Bancorp Inc. (WA)	Today’s Bancorp Inc. (WA)
Sterling Financial Corp. (WA)	Empire Federal Bancorp Inc. (MT)
First Community Financial (WA)	Harbor Bank N.A. (WA)
Pacific Northwest Bancorp (WA)	Bank of the Northwest (OR)
AmericanWest Bancorporation (WA)	Latah Bancorporation, Inc. (WA)

     Hovde also reviewed comparable mergers involving banks headquartered in the Western United States announced since January 1, 2003, in which the total assets of the seller were between $50 million and $150 million (the “West Merger Group”). This West Merger Group consisted of the following 33 transactions:

Buyer	Seller
Riverview Bancorp Inc. (WA)	American Pacific Bank (OR)
First Financial Bankshares (TX)	Clyde Financial Corporation (TX)
IB Bancshares Inc. (TX)	First Celina Corporation (TX)
IB Bancshares Inc. (TX)	Coupland State Bank Of Couplan (TX)
Franklin Bank Corp. (TX)	Cedar Creek Bancshares Inc. (TX)
Intermountain Community Bncp (ID)	Snake River Bancorp (ID)
First Federal Bank of LA (LA)	First Allen Parish Bancorp (LA)
MidSouth Bancorp Inc. (LA)	Lamar Bancshares Inc. (TX)
Prosperity Bancshares Inc. (TX)	Village Bank & Trust S.S.B. (TX)

Buyer	Seller
Pinnacle Bancorp Inc. (NE)	Fncl. Srvcs. the Rockies Inc (CO)
First Financial Bankshares (TX)	Liberty National Bank (TX)
Teche Holding Co. (LA)	St. Landry Financial Corp. (LA)
Central Bancompany (MO)	Community Bancs of Oklahoma (OK)
Cascade Financial Corp. (WA)	Issaquah Bancshares Inc. (WA)
Summit Bancshares Inc. (TX)	ANB Financial Corporation (TX)
HGroup Acquisition Co. (TX)	Heritage Bancshares (TX)
Happy Bancshares Inc. (TX)	Sun Banc Corporation (TX)
IBERIABANK Corp. (LA)	Alliance Bank of Baton Rouge (LA)
Pacific Financial Corp. (WA)	BNW Bancorp Inc. (WA)
Prosperity Bancshares Inc. (TX)	First State Bk North TX (TX)
Investor group (TX)	Snyder National Bank (TX)
First Community Capital Corp. (TX)	Grimes County Capital Corp. (TX)
North American Bcshs Inc. (TX)	Pioneer Bankshares Inc. (TX)
BancFirst Corp. (OK)	Lincoln National Bancorp. (OK)
Industry Bancshares Inc. (TX)	Fayetteville Bancshares Inc. (TX)
Marquette Financial Companies (MN)	Valley Bancorp, Inc. (AZ)
Southeast Texas Bcshs Inc. (TX)	Secured Trust Bank (TX)
Glacier Bancorp Inc. (MT)	Pend Oreille Bancorp (ID)
Franklin Bank Corp. (TX)	Highland Lakes Bank (TX)
Riverview Bancorp Inc. (WA)	Today’s Bancorp Inc. (WA)
Doss Ltd. (TX)	Northwest NB of Arlington (TX)
Prosperity Bancshares Inc. (TX)	Abrams Centre Bancshares Inc. (TX)
Premier Bcshs Inc. (TX)	Synergy Bank, SSB (TX)

     Hovde calculated the medians and averages of the following relevant transaction ratios in the Northwest Merger Group and the West Merger Group: the percentage of the offer value to the acquired company’s total assets, the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; the multiple of the offer value to the acquired company’s tangible book value; and the tangible book value premium to core deposits. Hovde compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $17.3 million ($8.6 million in consideration in the form of Glacier’s stock, $8.6 million in cash, and $88,970 in qualified options consideration), or $37.47 per Citizens Bank Holding Company diluted share. In calculating the multiples for the merger, Hovde used Citizens Bank Holding Company’s earnings for the twelve months ended September 30, 2004, and Citizens Bank Holding Company’s tangible book value per share, total assets, and total deposits as of September 30, 2004. The results of this analysis are as follows:

	Offer Value to			Ratio of Tangible
			12 months	Book Value
	Total	Tangible	Preceding	Premium to Core
	Assets	Book Value	Earnings	Deposits
	(%)	(x)	(x)	(%)
Citizens Bank Holding Company	15.7	2.34	18.9	14.1

Northwest Merger Group median	16.0	1.90	19.4	13.0

	Offer Value to			Ratio of Tangible
			12 months	Book Value
	Total	Tangible	Preceding	Premium to Core
	Assets	Book Value	Earnings	Deposits
	(%)	(x)	(x)	(%)
Northwest Merger Group average	16.5	2.13	20.3	13.3

West Merger Group median	17.4	1.90	22.2	12.2
West Merger Group average	18.1	2.06	25.7	13.1

     Discounted Cash Flow Analysis. Hovde estimated the present value of all shares of Citizens Bank Holding Company common stock by estimating the value of Citizens Bank Holding Company’s estimated future earnings stream beginning in 2005. Reflecting Citizens Bank Holding Company’s internal projections and Hovde estimates, Hovde assumed net income in 2005, 2006, 2007, 2008, and 2009 of $0.99 million, $1.14 million, $1.31 million, $1.51 million, and $1.74 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 11.0%, 12.0%, 13.0%, 14.0%, and 15.0%, respectively. In order to derive the terminal value of Citizens Bank Holding Company’s earnings stream beyond 2009, Hovde assumed a terminal value based on a multiple of between 16.0x and 20.0x applied to free cash flows in 2009. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of Citizens Bank Holding Company common stock. This analysis and its underlying assumptions yielded a range of value for all the shares of Citizens Bank Holding Company stock of approximately $13.82 million (at a 15.0% discount rate and a 16.0x terminal multiple) to $20.61 million (at a 11.0% discount rate and a 20.0x terminal multiple) with a midpoint of $16.97 (using a 13.0% discount rate and a 18.0x terminal multiple), compared to total merger consideration of $17.29 million.

     Contribution Analysis. Hovde Financial prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, and total common equity and tangible equity at September 30, 2004 for Citizens Bank Holding Company and for Glacier, and actual twelve months preceding earnings and estimated fiscal year 2004 earnings that would be contributed to the combined company on a pro-forma basis by Citizens Bank Holding Company and Glacier. This analysis indicated that holders of Citizens Bank Holding Company common stock would own approximately 1.0% of the pro forma common shares outstanding of Glacier, assuming an exchange ratio of 1.129 for the stock consideration portion, while contributing a median of 3.2% of the financial components listed above. This pro forma ownership is based on the total consideration being paid to Citizens Bank Holding Company consisting of 50.3% of Glacier common stock and 49.7% in cash, therefore if pro forma ownership of 1.0% is divided by the percentage of stock (50.3%), the resulting value is 2.0%.

Citizens Bank
Holding Company
Contribution
To Glacier
Total assets	3.5%
Total net loans	5.0%
Total deposits	5.5%
Total equity	2.7%
Total tangible equity	3.2%
Net income – LTM	2.1%
Net income – estimated fiscal year 2004	1.8%

Median Citizens Bank Holding Company Contribution Percentage	3.2%
Actual Citizens Bank Holding Company Pro Forma Ownership	1.0%
Citizens Bank Holding Company Pro Forma Ownership adjusted for cash component	2.0%

     Financial Implications to Citizens Bank Holding Company Shareholders. Hovde prepared an analysis of the financial implications of Glacier’s offer to a holder of Citizens Bank Holding Company common stock who elects to receive 100% Glacier common stock. This analysis indicated that on a pro forma equivalent basis, assuming the exchange ratio of 1.129 for the stock consideration portion of the total consideration and excluding any potential revenue enhancement opportunities, a stockholder of Citizens Bank Holding Company would achieve approximately 7.06% accretion in GAAP earnings per share, approximately 9.48% accretion in cash earnings per share, a decrease in tangible book value per share of approximately 43.12%, and a decrease in total book value per share of approximately 29.07% as a result of the consummation of the merger. The table below summarizes the results discussed above:

	Per Share:
	2004E GAAP Earnings	2004E Cash Earnings	Book Value	Tangible Book Value

Citizens Bank Holding	$2.25	$2.25	$16.74	$16.74
Company standalone
Citizens Bank Holding	$2.41	$2.46	$11.87	$9.52
Company Pro Forma*
% Accretion — Dilution	7.06%	9.48%	-29.07%	-43.12%

*Based on an exchange ratio of 1.129

     Comparable Company Analysis. Using publicly available information, Hovde compared the financial performance and stock market valuation of Glacier with the following Northwest United States publicly traded banking institutions with assets as of September 30, 2004 between $500 million and $5 billion:

Company Name (Ticker)	Assets ($mm)
AmericanWest Bancorporation (AWBC)	1,146,984
Banner Corporation (BANR)	2,830,162
Cascade Bancorp (CACB)	969,021
Cascade Financial Corporation (CASB)	1,074,616
City Bank (CTBK)	672,854
Columbia Bancorp (CBBO)	720,536
Columbia Banking System, Inc. (COLB)	1,936,048
Frontier Financial Corporation (FTBK)	2,233,050
Heritage Financial Corporation (HFWA)	680,701
PremierWest Bancorp (PRWT)	769,256
Umpqua Holdings Corporation (UMPQ)	4,946,461
W.T.B. Financial Corporation (WTBFB)	2,438,883
Washington Banking Company (WBCO)	663,030
West Coast Bancorp (WCBO)	1,744,235

     Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of September 30, 2004 and, where relevant, closing stock market information as of December 12, 2004. Selected market information for Glacier and the group of comparable companies that was analyzed is provided below.

			Price/		Mkt.	Inside
	Stock	Price/	LTM EPS	Div. Yield	Cap	Ownership
	Price	TBV (%)	(x)	(%)	($m)	(%)
Glacier	$34.05	378.64	19.91	2.0	835	8.10
Comparable Company Average	$30.53	274.54	18.58	1.6	347	12.33

			Tangible	Net		NPAs/
			Equity	Interest	Efficiency	Average	Reserves/
	ROAE	ROAA	Ratio	Margin	Ratio	Assets	NPAs
	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Glacier	17.40	1.58	7.45	3.95	51.03	0.41	211.85
Comparable Company Average	13.70	1.47	9.04	5.01	59.30	0.64	222.33

     In addition, Hovde compared the financial performance and stock market valuation of Glacier with a second comparable company group consisting of the following United States publicly traded banking institutions with assets as of September 30, 2004 between $500 million and $5 billion, a price-to-earnings ratio over 18x, and a price-to-book value above 300%:

Company Name (Ticker)	Assets ($mm)
Bank of the Ozarks, Inc. (OZRK)	1,630,096
Bridge Bancorp, Inc. (BDGE)	568,767
Cascade Bancorp (CACB)	969,021
Center Financial Corporation (CLFC)	1,261,345
CoBiz Inc. (COBZ)	1,650,374
Colony Bankcorp, Inc. (CBAN)	971,278
Commercial Bankshares, Inc. (CLBK)	869,880
CVB Financial Corp. (CVBF)	4,352,741
First Busey Corporation (BUSE)	1,965,498
First National Community Bancorp, Inc. (FNCB)	898,548
Great Southern Bancorp, Inc. (GSBC)	1,786,225
Nara Bancorp, Inc. (NARA)	1,419,032
NSD Bancorp, Inc. (NSDB)	517,317
Old Second Bancorp, Inc. (OSBC)	2,074,659
Orrstown Financial Services, Inc. (ORRF)	519,403
Pinnacle Financial Partners, Inc. (PNFP)	685,408
PrivateBancorp, Inc. (PVTB)	2,352,366
Redwood Empire Bancorp (REBC)	523,025
Seacoast Banking Corporation of Florida (SBCF)	1,397,965
Smithtown Bancorp, Incorporated (SMTB)	662,086
Sterling Bancorp (STL)	1,809,879
Suffolk Bancorp (SUBK)	1,364,204
Vineyard National Bancorp (VNBC)	1,298,635
Virginia Commerce Bancorp, Inc. (VCBI)	1,106,544
Westamerica Bancorporation (WABC)	4,636,071
Wilshire Bancorp Inc. (WIBC)	1,211,901

     Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of

September 30, 2004 and, where relevant, closing stock market information as of December 12, 2004. Selected market information for Glacier and the group of comparable companies that was analyzed is provided below.

			Price/	Div.		Inside
	Stock	Price/	LTM EPS	Yield	Mkt. Cap	Ownership
	Price	TBV (%)	(x)	(%)	($m)	(%)
Glacier	$34.05	378.64	19.91	2.0	835	8.10
Comparable Company Average	$30.34	412.19	24.17	1.4	434	21.84

			Tangible	Net		NPAs/
			Equity	Interest	Efficiency	Average	Reserves/
	ROAE	ROAA	Ratio	Margin	Ratio	Assets	NPAs
	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Glacier	17.40	1.58	7.45	3.95	51.03	0.41	211.85
Comparable Company Average	18.97	1.40	7.00	4.22	53.15	0.21	421.00

     Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the transaction consideration was fair from a financial point of view to the shareholders of Citizens Bank Holding Company.

Recommendation of the Citizens Bank Holding Company Board

     The Citizens Bank Holding Company board of directors unanimously recommends that its shareholders vote for approval of the merger agreement.

THE MERGER

     The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below, but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The merger agreement is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

     The merger agreement provides for the merger of Citizens Bank Holding Company with and into Glacier, with Glacier as the surviving company. Following the merger, Citizens Community Bank will be a wholly owned subsidiary of Glacier and will operate under the “Citizens Community Bank” name, with the same offices as Citizens Community Bank before the merger.

     In the merger, Citizens Bank Holding Company shareholders will receive cash, Glacier common stock, or a combination of cash and Glacier common stock for their Citizens Bank Holding Company common stock, as described below. While Glacier and Citizens Bank Holding Company believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “—Conditions to the Completion of the Merger” and “—Regulatory Requirements.”

Merger Consideration

     The merger agreement provides that as of the effective date of the merger, each share of Citizens Bank Holding Company common stock issued and outstanding immediately prior to the effective date will be converted into the right to receive either Glacier common stock, cash, or a combination of Glacier common stock and cash, in each case as described below. Under the merger agreement, Glacier will pay $8.6 million of the total merger consideration in cash and the remainder in shares of Glacier common stock (the number to be determined as described below) with an aggregate value of $8.6 million plus the amount of cash received by Citizens Bank Holding Company upon the exercise of Citizens Bank Holding Company stock options after the date of the merger agreement and prior to the effective date of the merger.

     Subject to allocation procedures described below, a Citizens Bank Holding Company shareholder will have the right to elect to convert such shareholder’s Citizens Bank Holding Company common stock into (i) cash; (ii) shares of Glacier common stock, or (iii) 50% cash and 50% Glacier common stock. See “—Election Procedure.” In our discussion, we refer to the number of shares of Glacier common stock to be received for each share of Citizens Bank Holding Company common stock being converted into Glacier stock as the “per share stock consideration,” and we refer to the amount of cash to be received for each share of Citizens Bank Holding Company common stock being converted into cash as the “per share cash consideration.”

     The per share cash consideration payable under the merger agreement is $37.47 per Citizens Bank Holding Company share. The actual per share stock consideration to be paid to Citizens Bank Holding Company shareholders cannot be determined until the fifth day immediately prior to the effective date of the merger (the “determination date”). These amounts will be made available promptly after the determination date on Glacier’s website at www.glacierbancorp.com and on Citizens Community Bank’s website at www.ccb-idaho.com.

     The per share stock consideration is defined in the merger agreement as the number of Glacier shares (rounded to the nearest thousandth) obtained by dividing the per share cash consideration ($37.47) by the Glacier “average closing price.” The “average closing price” is the average of the closing sale prices of Glacier common stock as reported on Nasdaq during the 10 consecutive trading days ending on the determination date. We refer to this 10 trading day period as the “valuation period.”

     The formula described above is intended to substantially equalize the value of the consideration to be received for each share of Citizens Bank Holding Company common stock in the merger as measured during the valuation period, regardless of whether a Citizens Bank Holding Company shareholder elects to receive all Glacier common stock, all cash, or a combination of the two. This equalization mechanism was deemed to be desirable because, while the aggregate amount of cash to be received by Citizens Bank Holding Company shareholders is fixed, the value of the Glacier common stock will fluctuate. In order to best ensure that the value of the consideration for each share of Citizens Bank Holding Company common stock is as equal as possible upon receipt by Citizens Bank Holding Company shareholders, regardless of the form of the consideration, the per share stock consideration is based on the average closing price.

     For example, if the average closing price of Glacier common stock for the applicable 10 trading day period was $          , a Citizens Bank Holding Company shareholder receiving only stock would receive                     shares of Glacier common stock per share of Citizens Bank Holding Company common stock having a value, based upon such average closing price, of approximately $37.47 per share of Citizens Bank Holding Company common stock, and a Citizens Bank Holding Company shareholder receiving only cash would receive $37.47 in cash per share of Citizens Bank Holding Company common stock, subject in each case to the allocation procedures described under the heading “The Merger—Allocation” below.

     If the price of Glacier common stock (based on the average closing price) increases, then the number of shares of Glacier common stock received for each share of Citizens Bank Holding Company would decrease. If the price of Glacier common stock decreases, the number of shares being exchanged for Glacier common stock would increase. For example, if the average closing price during the valuation period is $           (approximately 10% higher than           , the price of Glacier’s common stock on           , 2005, the most recent practicable date prior to the mailing of this proxy statement/prospectus), then a Citizens Bank Holding Company shareholder receiving only stock would receive           shares of Glacier common stock per Citizens Bank Holding Company share, although the value per share of Citizens Bank Holding Company common stock would remain at $37.47 per share. Similarly, if the average closing price during the valuation period is $           (approximately 10% lower than $          ), then a Citizens Bank Holding Company shareholder receiving only stock would receive           shares of Glacier common stock per Citizens Bank Holding Company share, although the value per share of Citizens Bank Holding Company common stock would remain at $37.47 per share. Each of these examples is subject to the allocation procedures described below.

     No assurance can be given that the current fair market value of Glacier common stock will be equivalent to the fair market value of Glacier common stock on the date that stock is received by a Citizens Bank Holding Company shareholder or at any other time. The fair market value of Glacier common stock received by a Citizens Bank Holding Company shareholder may be greater or less than the current fair market value of Glacier common stock due to numerous market factors.

     Citizens Bank Holding Company may terminate the merger agreement if the Glacier average closing price is greater than $37.00 per share, unless Glacier elects to adjust the per share stock consideration. Glacier may terminate the merger agreement if the Glacier average closing price is less than $27.00 per share, unless Citizens Bank Holding Company agrees to accept an adjustment in the per share stock consideration. See “—Termination of the Merger Agreement.”

     No fractional shares of Glacier common stock will be issued to any holder of Citizens Bank Holding Company common stock in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the average closing price of Glacier common stock during the valuation period. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

     The terms of the merger were determined by Glacier and Citizens Bank Holding Company on the basis of arms-length negotiations.

Election Procedure

     Subject to the allocation mechanism described in the next section, each Citizens Bank Holding Company shareholder holding more than 100 shares will have the right to elect to receive with respect to such shareholder’s shares of Citizens Bank Holdings Company common stock:

•	all cash;

•	all Glacier common stock; or

•	50% cash and 50% Glacier common stock.

     All Cash Election. Shareholders who elect the all cash election or who hold 100 or fewer Citizens Bank Holding Company common shares will receive the per share cash consideration in respect of all their shares of Citizens Bank Holding Company common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much cash. In our discussion we refer to the shares held by a shareholder who owns 100 or fewer shares or who has made an all cash election as “cash election shares.”

     All Stock Election. Shareholders who elect the all stock election will receive the per share stock consideration in respect of all their shares of Citizens Bank Holding Company common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much stock. In our discussion we refer to the shares held by a shareholder who has made an all stock election as “stock election shares.”

     Combination Election. A shareholder who elects the combination election will receive 50% cash (based on the per share cash consideration amount of $37.47 per Citizens Bank Holding Company share) and 50% Glacier common stock (based on the per share stock consideration determined as described above).

     No-Election Shares. Shareholders who indicate that they have no preference as to whether they receive cash or Glacier common stock, and shareholders who do not make a valid election, will be deemed to have made a no-election (“no-election shares”). Shareholders who are deemed to have made a no-election will receive (i) the per share stock consideration if there is an oversubscription of the cash consideration, or (ii) the per share cash consideration if there is an oversubscription of the stock consideration. See “—Allocation” below.

     Proposed Dissenting Shares. To the extent a Citizens Bank Holding Company shareholder provides notice of dissent to Citizens Bank Holding Company in accordance with the Idaho Business Corporation Act, such shareholder will be deemed to hold cash election shares for purposes of determining the allocation of cash and Glacier common stock among Citizens Bank Holding Company shareholders. Such shareholders will be deemed to have “proposed dissenting shares.” See "—Allocation” below.

     For example, assuming a Citizens shareholder holds 200 shares of Citizens Bank Holding Company common stock (and that the average closing price of Glacier common stock for the valuation period was $32.00), if such shareholder made:

•	an all stock election, such shareholder would receive 234 shares of Glacier common stock (and $6.40 in cash in lieu of a fractional share) having a total value (based on Glacier’s average closing price) of $7,494.40;

•	an all cash election, such shareholder would receive $7,494 cash;

•	a combination election, such shareholder would receive 117 shares of Glacier common stock and cash of $3,750.20 (including $3.20 cash in lieu of a fractional share), which together with the stock, would have a total value of $7,494.20.

     The merger agreement provides that the total merger consideration to be paid by Glacier will be split as equally as possible between cash and Glacier common stock. Accordingly, there is no assurance that a holder of Citizens Bank Holding Company common stock will receive the form of consideration that the holder elects with respect to all shares of Citizens Bank Holding Company common stock held by that holder. If the elections result in an oversubscription with respect to shares of Citizens Bank Holding Company common stock which would otherwise receive either the per share stock consideration or the per share cash consideration, the exchange agent will follow the procedures for allocating Glacier common stock and cash described below under “—Allocation.”

     Election Form. A green election form accompanies this proxy statement/prospectus. Each green election form allows the holder to make the all cash election, the all stock election, or the combination election, or to indicate that the holder makes no election assuming such holder owns more than 100 shares. Citizens Bank Holding Company and Glacier will make available election forms to persons who become holders of Citizens Bank Holding Company common stock between the record date for the Citizens Bank Holding Company special meeting and the close of business on the day prior to the election deadline.

     Holders of Citizens Bank Holding Company common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the green election form. Shares of Citizens Bank Holding Company common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m., Mountain Time, on                               , 2005, will be deemed no-election shares.

     To make an election, a holder of Citizens Bank Holding Company common stock must submit a properly completed election form so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form.

     An election may be revoked or changed by the person submitting the election form prior to the election deadline. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of Glacier regarding these matters will be binding and conclusive. Neither Glacier or Citizens Bank Holding Company nor the exchange agent will be under any obligation to notify any person of any defects in an election form.

     Letter of Transmittal. Soon after the completion of the merger, the exchange agent will send a letter of transmittal to each person who was a Citizens Bank Holding Company shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of Citizens Bank Holding Company common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

     All shares of Glacier common stock issued to the holders of Citizens Bank Holding Company common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your Citizens Bank Holding Company stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Glacier common stock into which any of your shares may have been converted. When you surrender your certificates, Glacier will pay any unpaid dividends or other distributions, as well as any merger consideration payable in cash, without interest. After the effective time, there will be no transfers on the stock transfer books of Citizens Bank Holding Company of any shares of Citizens Bank Holding Company common stock. If certificates representing shares of Citizens Bank Holding Company common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Citizens Bank Holding Company common stock represented by those certificates shall have been converted.

     If a certificate for Citizens Bank Holding Company common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Glacier in consultation with Citizens Bank Holding Company, and appropriate and customary identification.

Allocation

     Pursuant to the terms of the merger agreement, Glacier will pay $8.6 million of the total merger consideration in cash and the remainder in shares of Glacier common stock with an aggregate value of $8.6 million plus the amount of cash received by Citizens Bank Holding Company upon the exercise of Citizens Bank Holding Company stock options after the date of the merger agreement and prior to the effective date of the merger. Therefore, all cash elections and stock elections (but not combination elections) are subject to adjustment to preserve these limitations on the amount of cash to be paid and the number of shares of Glacier common stock to be issued in the merger. As a result, even if you make the all cash election or the all stock election, you may nevertheless receive a mix of cash and stock.

     Combination Elections. In any event, Citizens Bank Holding Company shareholders who elect to receive 50% cash and 50% Glacier common stock are guaranteed to receive this combination, and will not be subject to the allocation procedures described below.

     Oversubscription of the Cash Consideration. If the total amount of cash that would be payable to Citizens Bank Holding Company shareholders who make all cash elections and combination elections would be greater than $8.6 million, the following allocation mechanism will be used:

•	all stock election shares and no-election shares will be converted into the right to receive the per share stock consideration;

•	the exchange agent will then select from among the cash election shares (excluding shares held by a record holder holding 100 or fewer Citizens Bank Holding Company shares), on a pro rata basis, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $8.6 million; and

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the right to receive the per share stock consideration.

     Oversubscription of the Stock Consideration. If the total shares of Glacier common stock that would be issued to Citizens Bank Holding Company shareholders who make all stock elections and combination elections would be greater than the maximum total stock consideration, the following allocation mechanism will be used:

•	all cash election shares, no-election shares and shares held by a record holder holding 100 or fewer shares of Citizens Bank Holding Company shares will be converted into the right to receive the per share cash consideration;

•	the exchange agent will then select from the stock election shares (excluding the former company qualified shares — See “Exercised Citizens Bank Holding Company Qualified Options”), on a pro rata basis, a sufficient number of shares such that the aggregate shares of Glacier common stock that will be issued equals as closely as possible the maximum total stock consideration; and

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the per share cash consideration.

     The allocation described above will be computed by the exchange agent as soon as practicable after the election deadline and may, if necessary, be computed after the completion of the merger in accordance with the merger agreement.

     Because the federal income tax consequences of receiving cash, Glacier common stock, or both cash and Glacier common stock will differ, Citizens Bank Holding Company shareholders are urged to read carefully the information set forth under the caption “—Certain Federal Income Tax Consequences” and to consult their own tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the stock consideration can fluctuate in value from the final stock price calculated during the valuation period, the economic value per share received by Citizens Bank Holding Company shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Citizens Bank Holding Company shareholders who receive cash consideration.

Exercised Citizens Bank Holding Company Qualified Options

     The merger agreement provides that each share of Citizens Bank Holding Company common stock issued and outstanding as of the effective date of the merger as a result of the exercise of Citizens Bank Holding Company qualified options between the date of the execution of the merger agreement and the effective date of the merger (defined in the merger agreement as “former company qualified options”) will be converted into and will be exchangeable for the per share stock consideration.

Unexercised Citizens Bank Holding Company Nonqualified Options

     The merger agreement provides that each Citizens Bank Holding Company nonqualified option (as defined in the merger agreement) that is outstanding as of the effective date of the merger will be converted into the right to receive $26.62 per option, which is the difference between the per share cash consideration payable in the merger and the option exercise price applicable to such nonqualified options.

Fractional Shares

     Glacier will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Glacier common stock multiplied by (ii) the average closing price of Glacier common stock for the valuation period.

Effective Date of the Merger

     Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated during the first quarter of 2005. Either Glacier or Citizens Bank Holding Company may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before May 15, 2005.

Federal Income Tax Consequences of the Merger

     The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of Citizens Bank Holding Company common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.

     This discussion assumes that the Citizens Bank Holding Company shareholders hold their shares of Citizens Bank Holding Company common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to Citizens Bank Holding Company shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are subject to such special treatment because they are:

•	financial institutions, mutual funds, dealers in securities or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	non-United States persons;

•	Citizens Bank Holding Company shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may be subject to the alternative minimum tax provisions of the Code; or

•	Citizens Bank Holding Company shareholders who received their Citizens Bank Holding Company common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

     Consummation of the merger is conditioned upon the receipt by Citizens Bank Holding Company of the opinion of Graham & Dunn PC, counsel to Glacier, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither Citizens Bank Holding Company nor Glacier intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

     Assuming consummation of the merger on the basis of facts, representations and assumptions as set forth in the opinion referred to above, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges such shareholder’s Citizens Bank Holding Company common stock for cash, Glacier common stock or a combination of cash and Glacier common stock.

     Exchange Solely for Cash. In general, if pursuant to the merger a holder exchanges all of its shares of Citizens Bank Holding Company common stock solely for cash, the holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of Citizens Bank Holding Company common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the Citizens Bank Holding Company common stock surrendered is more than one year. Notwithstanding the foregoing, if a holder exchanges all of its shares of Citizens Bank Holding Company common stock solely for cash and either (1) is deemed to constructively own shares of Glacier common stock that were exchanged for shares of Citizens Bank Holding Company common stock or (2) actually owns shares of Glacier common stock, cash received by the holder may be taxed as a dividend rather than as a capital gain. The consequence to such holders may be similar to the consequences described below under the heading "—Exchange for Glacier Common Stock and Cash.”

     Exchange Solely for Glacier Common Stock. If pursuant to the merger a holder exchanges all of its shares of Citizens Bank Holding Company common stock solely for shares of Glacier common stock, the holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Glacier common stock (as discussed below). The aggregate adjusted tax basis of the shares of Glacier common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Citizens Bank Holding Company common stock surrendered for the Glacier common stock (reduced by the tax basis allocable to any fractional share of Glacier common stock for which cash is received), and the holding period of the Glacier common stock will include the period during which the shares of Citizens Bank Holding Bank common stock were held. If a holder has differing bases or holding periods in respect of its shares of Citizens Bank Holding Company common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Glacier common stock received in the exchange.

     Exchange for Glacier Common Stock and Cash. If pursuant to the merger a holder exchanges all of its shares of Citizens Bank Holding Company common stock for a combination of Glacier common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Glacier common stock received pursuant to the merger over the holder’s adjusted tax basis in its shares of Citizens Bank Holding Company common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the Citizens Bank Holding Company common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

     The aggregate tax basis of Glacier common stock received by a holder that exchanges its shares of Citizens Bank Holding Company common stock for a combination of Glacier common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of Citizens Bank Holding Company common stock surrendered for Glacier common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the Glacier common stock will include the holding period of the shares of Citizens Bank Holding Company common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of Citizens Bank Holding Company common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Glacier common stock received in the exchange.

     Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Glacier. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of Citizens Bank Holding Company common stock solely for Glacier common stock and Glacier then immediately redeemed (the “deemed redemption”) a portion of the Glacier common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) substantially disproportionate with respect to the holder, or (2) not essentially equivalent to a dividend.

     The deemed redemption, generally, will be substantially disproportionate with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a holder will depend upon the particular circumstances of the holder. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the holder’s actual and constructive percentage stock ownership of Glacier. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Glacier the holder is deemed to actually and constructively own immediately before the deemed redemption and (2) the percentage of the outstanding stock of Glacier the holder actually and constructively owns immediately after the deemed redemption. In applying the foregoing tests, a holder is deemed to own stock owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.

     Cash Received in Lieu of a Fractional Share. Cash received by a holder of Citizens Bank Holding Company common stock in lieu of a fractional share of Glacier common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of Citizens Bank Holding Company common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Citizens Bank Holding Company common stock is more than one year.

     Dissenting Shareholders. Holders of Citizens Bank Holding Company common stock who dissent with respect to the merger, as discussed in “Dissenters’ Rights,” and who receive cash in respect of their shares of Citizens Bank Holding Company common stock will be treated, generally, in the same manner as holders who exchange their shares of Citizens Bank Holding Company common stock solely for cash in accordance with the discussion above.

     Backup Withholding. Non-corporate shareholders of Citizens Bank Holding Company may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

     Reporting Requirements. Shareholders who receive Glacier common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with such holder’s federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Citizens Bank Holding Company shareholders will be responsible for the preparation of their own tax returns.

     Graham & Dunn PC has delivered an opinion to the foregoing effect to Glacier. The opinion has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions, representations made by officers of Glacier and Citizens Bank Holding Company to Graham & Dunn PC, and contains qualifications appropriate to the subject matter.

     An opinion of counsel only represents counsel’s best legal judgment, and has no binding effect or official status of any kind. No assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. Neither Citizens Bank Holding Company nor Glacier has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.

     The foregoing is a general summary of the material federal income tax consequences of the merger to Citizens Bank Holding Company shareholders, without regard to the particular facts and circumstances of each shareholder’s tax situation and status. In addition, there may be relevant state, local, foreign or other tax consequences, none of which is described above. Because certain tax consequences of the merger may vary depending on the particular circumstances of each shareholder, each Citizens Bank Holding Company shareholder should consult its own tax advisor regarding its specific tax situation and status, including the specific application of state, local and foreign laws to such shareholder and the possible effect of changes in federal and other tax laws.

Voting Agreements

     The directors of Citizens Bank Holding Company have entered into a voting agreement, dated as of December 15, 2004. In the voting agreement, each director agrees, among other things, to vote the shares of Citizens Bank Holding Company common stock that he owns or controls in favor of the merger. The persons who have entered into this agreement are entitled to vote a total of 47,482 outstanding shares of Citizens Bank Holding Company common stock or shares of Citizens Bank Holding Company common stock subject to stock options, which is approximately 10.6% of the total shares outstanding.

Dissenters’ Rights of Appraisal

     Under Idaho law, Citizens Bank Holding Company shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of Citizens Bank Holding Company common stock.

     Citizens Bank Holding Company shareholders electing to exercise dissenters’ rights must comply with the provisions of the Idaho appraisal laws in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a Citizens Bank Holding Company shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Idaho appraisal laws, the full text of which is set forth in Appendix B to this document.

     A shareholder who wishes to assert dissenters’ rights must:

•	deliver to Citizens Bank Holding Company before the special meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote the shares in favor of the merger.

     A shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:

Citizens Bank Holding Company
280 South Arthur
Pocatello, Idaho 83204
Attention: Ralph G. Cottle, President

     A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying Citizens Bank Holding Company in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Citizens Bank Holding Company the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has power to direct the vote.

     A shareholder who does not, prior to the special shareholders meeting, deliver to Citizens Bank Holding Company a written notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.

     If the merger is completed, Glacier (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all Citizens Bank Holding Company shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	state where the payment demand must be sent and where and when certificates for shares must be deposited;

•	supply a form for demanding payment;

•	set a date by which Glacier must receive the payment demand, which date will be between 40 and 60 days after notice is delivered;

•	state Glacier’s estimate of the “fair value” for the shares and the date by which any notice to withdraw (discussed below) must be received; and

•	state that within 10 days of the date by which demands for payment are due, if requested in writing, Glacier will provide to the requesting shareholder the number of shareholders who returned forms demanding payment and the total number of shares owned by such shareholders.

     A shareholder wishing to exercise dissenters’ rights must at that time file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause that person to lose their dissenters’ rights.

     A shareholder who has complied with the requirements summarized in the previous paragraph may nevertheless decline to exercise dissenters’ rights and withdraw from the appraisal process by notifying Glacier by the date set forth in the written notice provided by Glacier following consummation of the merger. If the shareholder does not withdraw from the appraisal process by the specified date, he or she may not do so thereafter unless Glacier consents to such withdrawal in writing.

     Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Glacier will pay each dissenter with properly perfected dissenters’ rights Glacier’s estimate of the “fair value” of the shareholder’s shares, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own shares of Citizens Bank Holding Company prior to the public announcement of the merger, Glacier is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger. The rate of interest is required to be the rate on judgments in the state of Idaho.

     Within 30 days of Glacier’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Glacier’s estimate of the fair value may notify Glacier of the dissenter’s own estimate of the fair value and demand payment of that amount. If Glacier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Glacier must, within 60 days of receiving the estimate and demand, petition a court to determine the fair value.

     In view of the complexity of the Idaho statutes governing dissenters’ rights of appraisal, Citizens Bank Holding Company shareholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

     The failure of a Citizens Bank Holding Company shareholder to comply strictly with the Idaho statutory requirements will result in a loss of dissenters’ rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to this appendix for a complete statement concerning dissenters’ rights and the foregoing summary of such rights is qualified in its entirety by reference to that appendix.

Conditions to the Merger; Regulatory Approvals

     Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

     Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Glacier and Citizens Bank Holding Company, are as follows:

•	approval of the merger by Citizens Bank Holding Company shareholders;

•	accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	Citizens Bank Holding Company’s receipt of a fairness opinion from Hovde Financial LLC;

•	Glacier’s receipt of a tax opinion from Graham & Dunn PC; and

•	the registration statement filed with the SEC, required to register the Glacier common stock to be issued to shareholders of Citizens Bank Holding Company in the merger has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

     In addition to the above, the obligations of Glacier under the merger agreement are subject to conditions that include the following:

•	Citizens Bank Holding Company’s transaction fees (as defined in the merger agreement) have not exceeded specified levels;

•	Citizens Community Bank’s allowance for loan and lease losses will be adequate to absorb anticipated loan losses; and

•	The aggregate amount of the cash to be paid to proposed dissenting shares will not exceed 10% of the cash value of the merger consideration.

     Additionally, either Glacier or Citizens Bank Holding Company may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “- Amendment or Termination of the Merger Agreement.”

     Either Glacier or Citizens Bank Holding Company may waive any of the other party’s conditions, except those that are required by law (such as receipt of regulatory and Citizens Bank Holding Company shareholder approval). Either Glacier or Citizens Bank Holding Company may also grant extended time to the other party to complete an obligation or condition.

Amendment or Termination of the Merger Agreement

     The merger agreement may be amended or supplemented at any time by written agreement of the parties, whether before or after the Citizens Bank Holding Company special meeting. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of Citizens Bank Holding Company shareholders. However, after shareholder approval, any amendments that would reduce the amount or change the form of consideration Citizens Bank Holding Company shareholders will receive in the merger or the allocation of the cash percentage and stock percentage would require further Citizens Bank Holding Company shareholder approval.

     The merger agreement contains several provisions entitling either Glacier or Citizens Bank Holding Company to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

     Lapse of Time. If the merger has not closed by May 15, 2005, then at any time after that date, the board of directors of either Glacier or Citizens Bank Holding Company may terminate the merger agreement.

     Glacier Average Closing Price Greater than $37.00. Citizens Bank Holding Company may terminate the merger agreement if the Glacier average closing price (as defined in the merger agreement) is greater than $37.00.

     If Citizens Bank Holding Company provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $37.00, Glacier may elect, within one business day of its receipt of such notice, to adjust the per share stock consideration through the issuance of additional shares of Glacier common stock, such that the per share stock consideration equals the number of share of Glacier common stock that a Citizens Bank Holding Company shareholder would have received if the Glacier average closing price had been $37.00. If this election is made by Glacier, no termination of the merger agreement will occur and the merger agreement will remain in effect according to its terms, except that the per share stock consideration will have been adjusted.

     Glacier Average Closing Price Less than $27.00. Glacier may terminate the merger agreement in the Glacier average closing price (as defined in the merger agreement) is less than $27.00.

     If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $27.00, Citizens Bank Holding Company may elect, within one business day of its receipt of such notice, to accept an adjustment to the per share stock consideration through the issuance of fewer shares of Glacier common stock, such that the per share stock consideration equals the number of shares of Glacier common stock that a Citizens Bank Holding Company shareholder would have received in the Glacier average closing price had been $27.00. If this election is made by Citizens Bank Holding Company, no termination of the merger agreement will occur and the merger agreement will remain in effect according to its terms, except that that the per share stock consideration will have been adjusted.

     Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by Citizens Bank Holding Company shareholders, by mutual consent.

     No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.

     Breach of Warranty. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in the merger agreement) if there has been a material breach of any of the representations or warranties set forth in the merger agreement on the part of the other party, which breach is not cured within 30 days following written notice to such party, or which breach cannot, by its nature, be cured prior to the closing of the merger.

     Breach of Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.

     Citizens Bank Holding Company Fails to Recommend Shareholder Approval. Glacier may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) before Citizens Bank Holding Company’s shareholders approve the merger, if the Citizens Bank Holding Company board of directors fails to recommend to its shareholders approval of the merger, or modifies, withdraws or changes in a manner adverse to Glacier its recommendation.

     Citizens Bank Holding Company Shareholders Fail to Approve Merger. Either party may terminate the merger agreement (so long as such party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if the required vote of Citizens Bank Holding Company shareholders required for the consummation of the merger is not obtained, regardless of whether the Citizens Bank Holding Company board of directors recommends such approval.

     Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of the institution of litigation by the federal government or the government of the State of Idaho to restrain or invalidate the merger.

     Potential Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding shares of Citizens Bank Holding Company common stock are proposed dissenting shares (as defined in the merger agreement).

     Superior Proposal. Citizens Bank Holding Company may terminate the merger agreement if its board of directors determines in good faith that Citizens Bank Holding Company has received a “Superior Proposal” as defined in the merger agreement. This right is subject to the requirement that Citizens Bank Holding Company may terminate the merger agreement only if Citizens Bank Holding Company delivers notice to Glacier that, subsequent to delivering such notice it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, and that has provided Glacier with an opportunity, if Glacier so elects, to amend the terms of the merger agreement (negotiated in good faith between Glacier and Citizens Bank Holding Company) in such a manner as would enable Citizens Bank Holding Company to proceed with the merger.

Termination Fees

     Subject to certain exceptions, Citizens Bank Holding Company will pay Glacier a termination fee of $170,000 if Glacier terminates the merger agreement based on a Citizens Bank Holding Company breach of its representations or breach of its covenants. Glacier will pay Citizens Bank Holding Company a termination fee of $170,000 if Citizens Bank Holding Company terminates the merger agreement based on a Glacier breach of its representations or breach of its warranties.

Break-Up Fee

     If the merger agreement is terminated (i) because the Citizens Bank Holding Company board of directors fails to recommend shareholder approval of the merger agreement; or (ii) Glacier terminates the merger agreement after Citizens Bank Holding Company’s receipt of a Superior Proposal followed by an immediate acquisition event (as defined in the merger agreement), then Citizens Bank Holding Company will immediately pay Glacier a break-up fee of $860,000. If the merger agreement is terminated by Glacier due to Citizens Bank Holding Company’s receipt of a Superior Proposal and prior to or within six months after such termination, Citizens Bank Holding Company or Citizens Community Bank enter into an agreement, or publicly announce an intention, to engage in an acquisition event, or within 12 months after such termination an acquisition event has occurred, then Citizens Bank Holding Company will promptly pay to Glacier the break-up fee in the amount of $860,000.

Allocation of Costs Upon Termination

     If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Glacier and Citizens Bank Holding Company will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.

Conduct Pending the Merger

     The merger agreement provides that, until the merger is effective, Citizens Bank Holding Company and Citizens Community Bank will conduct their respective businesses only in the ordinary and usual course. The merger agreement also provides that, unless Glacier otherwise consents in writing, Citizens Bank Holding Company and Citizens Community Bank will refrain from engaging in various activities such as:

•	effecting any stock split or other recapitalization with respect to Citizens Bank Holding Company or the shares of Citizens Community Bank, or pledge or encumber any shares of such stock or grant any options for such stock;

•	declaring or paying dividends or other distributions;

•	acquiring, selling, transferring assigning or encumbering or otherwise disposing of assets or making any commitment other than in the ordinary course of business;

•	soliciting or accepting deposit accounts of a different type than previously accepted by Citizens Community Bank or at rates materially in excess of prevailing interest rates, or incurring any indebtedness for borrowed money;

•	offering or making loans or other extensions of credit of a different type, or applying different underwriting standards, from those previously offered or applied by Citizens Community Bank, or offering or making a loan or extension of credit in am amount greater than $750,000 without prior consultation with Glacier;

•	with specified exceptions, acquiring an ownership or leasehold interest in real property without conducting an appropriate environmental evaluation;

•	with specified exceptions, entering into, renewing, amending or terminating any contracts calling for a payment of more than $10,000 with a term of one year or more;

•	with certain exceptions, entering into or amending any contract calling for a payment of more than $10,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

•	with specified exceptions, entering into any personal services contract;

•	selling any securities other than in the ordinary course of business, or selling any securities even in the ordinary course of business if the aggregate gain realized from all sales after the date of execution of the merger agreement would exceed $25,000, or transferring investment securities between portfolios;

•	amending or materially changing its operations, policies or procedures;

•	with specified exceptions, making capital expenditures in excess of $10,000 per project or $25,000 in the aggregate;

•	entering into transactions or making any expenditures other than in the ordinary course of business.

Citizens Community Bank Management and Operations After the Merger

     Following the merger, the Citizens Community Bank board of directors will consist of the Citizens Community Bank directors immediately before the merger, with the addition of Michael Blodnick, the President and Chief Executive Officer of Glacier.

     Citizens Community Bank’s executive officers immediately before the merger will remain unchanged immediately following the merger.

     Although Citizens Community Bank will be a wholly-owned subsidiary of Glacier after the merger, Glacier intends to operate it independently, under the name “Citizens Community Bank.”

Employee Benefit Plans

     The merger agreement confirms Glacier’s intent that Glacier’s current personnel policies will apply to any members of Citizens Bank Holding Company and Citizens Community Bank who are retained in the service of Glacier following the closing of the merger. Such retained employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly situated employee of Glacier. For purposes of participation in such plans, service with Citizens Bank Holding Company or Citizens Community Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting. If any persons who are Citizens Community Bank employees are terminated within three months of the closing of the merger as a result of the consolidation of staff functions, such persons will be entitled to receive the severance payment specified in Glacier’s severance plan for employees as then in effect.

Interests of Certain Persons in the Merger

     Certain members of the Citizens Bank Holding Company board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of Citizens Bank Holding Company generally. The Citizens Bank Holding Company board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.

     Stock Ownership. The directors, executive officers and principal shareholders of Citizens Bank Holding Company, together with their affiliates, beneficially owned, as of the record date for the special meeting, a total number of shares of Citizens Bank Holding Company common stock representing approximately 24% of all outstanding Citizens Bank Holding Company shares and options. The directors and executive officers of Citizens Bank Holding Company will receive the same consideration in the merger for their shares as other shareholders of Citizens Bank Holding Company.

     Voting Agreements. The directors of Citizens Bank Holding Company have entered into a voting agreement, dated as of the same date as the merger agreement. Pursuant to this agreement, each director agrees to vote the shares of Citizens Bank Holding Company common stock that he owns or controls in favor of the merger. The persons who have entered into this agreement are entitled to vote a total of 47,482 outstanding shares of Citizens Bank Holding Company common stock or shares of Citizens Bank Holding Company common stock that are subject to outstanding stock options, which is approximately 10.6% of the total shares outstanding.

     Stock Options. The merger agreement provides that as a condition to the closing of the merger, all Citizens Bank Holding Company “qualified options” (as defined in the merger agreement) will have been exercised and the exercise price paid to Citizens Bank Holding Company. The merger agreement also provides that any Citizens Bank Holding Company “nonqualified options” (as defined in the merger agreement) that are outstanding at the closing of the merger will be converted, without further action, into the right to receive, on a per-share basis, an amount equal to the difference between the per-share cash consideration payable by Glacier in the merger and the nonqualified option exercise price. As of the date of this proxy statement/prospectus, directors and executive officers of Citizens Bank Holding Company hold nonqualified options to acquire a total of 800 shares of Citizens Bank Holding Company common stock and qualified options to acquire a total of 8,200 shares of Citizens Bank Holding Company common stock. In addition, former directors and executive officers of Citizens Bank Holding Company and Citizens Community Bank hold nonqualified stock options to acquire a total of 16,300 shares of Citizens Bank Holding Company common stock.

     Citizens Community Bank Employment Agreement — Ralph Cottle. Citizens Community Bank entered into an employment agreement with Ralph G. Cottle, the President and Chief Executive Officer of Citizens Community Bank, dated as of December 15, 2004. The employment agreement commences on the date of the closing of the merger, and is for a term of three years. The agreement provides that initially, Mr. Cottle will receive the annual salary that he is receiving from Citizens Community Bank on the effective date of the merger, with subsequent salary increases subject to Citizens Community Bank’s annual review of his compensation and performance. The agreement also provides for an annual incentive bonus, the amount to be determined by the board of directors of Citizens Community Bank based on performance. Under the terms of the agreement, if Mr. Cottle’s employment is terminated by Citizens Community Bank during the term of the agreement without “cause” (as defined in the agreement) or by Mr. Cottle for “good reason” (as defined in the agreement), Citizens Community Bank will pay him a lump sum payment equal to the amount of his annual base salary at the time of termination. If Mr. Cottle’s employment is terminated for cause or without good reason, Mr. Cottle is only entitled to base compensation earned through the termination date. The merger will trigger the provisions of this employment agreement.

     Citizens Community Bank Board of Directors. The merger agreement provides that the Citizens Community Bank board of directors (with the addition of Mr. Michael Blodnick, President and Chief Executive Officer of Glacier) will continue to serve following closing of the merger.

     Director Non-competition Agreements. All members of the Citizens Community Bank board of directors except Mr. Cottle have entered into a non-competition agreement with Glacier. Except under certain limited circumstances, the noncompetition agreement prohibits directors of Citizens Community Bank from competing with Glacier and/or Citizens Community Bank within a 90-mile radius of Citizens Community Bank’s office in Pocatello, Idaho. The term of the non-competition agreement commences upon consummation of the merger and continues for the longer of (i) two years after closing of the merger or (ii) one year after the director’s service as a director of Citizens Community Bank is terminated.

     Indemnification of Directors and Officers; Insurance. The merger agreement provides that Glacier will, for a period of six years following the closing of the merger, indemnify the present and former directors and officers of Citizens Bank Holding Company and Citizens Community Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification is to the same extent that such persons would have been entitled to indemnification under Idaho law or the articles of incorporation or bylaws of Citizens Bank Holding Company and/or Citizens Community Bank.

     The merger agreement also provides that for a period of six years following the closing of the merger, Glacier will use reasonable efforts to cause to be maintained in effect, director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the effective date of the merger.

Accounting Treatment of the Merger

     The acquisition of Citizens Bank Holding Company will be accounted for using the purchase method of accounting by Glacier under generally accepted accounting principles. Accordingly, using the purchase method of accounting, the assets and liabilities of Citizens Bank Holding Company will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Citizens Bank Holding Company will be included in Glacier’s consolidated statement of operations after the date of the merger. The intangible assets will be amortized against the combined company’s earnings following completion of the merger.

Stock Resales by Citizens Bank Holding Company Affiliates

     The Glacier common stock to be issued in the merger will be transferable free of restrictions under the Securities Act of 1933 (“1933 Act”), except for shares received by persons, including directors and executive officers of Citizens Bank Holding Company, who may be deemed to be “affiliates” of Citizens Bank Holding Company, as that term is defined in the rules under the 1933 Act. Affiliates may not sell their shares of Glacier common stock acquired in the merger, except (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145, or (c) in accordance with an opinion of counsel reasonably satisfactory to Glacier, under other applicable exemptions from the registration requirements of the 1933 Act. Glacier will obtain customary agreements with all Citizens Bank Holding Company directors, officers, and affiliates of Citizens Bank Holding Company, under which such persons will represent that they will not dispose of their shares of Glacier received in the merger or the shares of capital stock of Citizens Bank Holding Company or Glacier held by them before the merger, except in compliance with the 1933 Act and the rules and regulations promulgated under the 1933 Act. This proxy statement/prospectus does not cover any resales of the Glacier common stock received by affiliates of Citizens Bank Holding Company.

INFORMATION CONCERNING CITIZENS BANK HOLDING COMPANY

Business

     Citizens Bank Holding Company is headquartered in Pocatello, Idaho and is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Citizens Bank Holding Company was incorporated under the laws of the State of Idaho on March 26, 2002 at the direction of the Board of Directors of Citizens Community Bank (the “Bank”) for the purpose of adopting a bank holding company structure through which it would exchange its shares of common stock for shares of common stock of Citizens Bank Holding Company. The exchange was approved by the shareholders of Citizens Community Bank on April 29, 2002 and became effective on July 1, 2002. Thereafter, Citizens Community Bank became a wholly owned subsidiary of Citizens Bank Holding Company. At September 30, 2004, Citizens Bank Holding Company had total consolidated assets of approximately $111.8 million, net loans of approximately $82.2 million and deposits of approximately $98.0 million. At September 30, 2004, Citizens Bank Holding Company had approximately 364 shareholders of record owning 441,034 shares of its common stock.

     Citizens Community Bank, a wholly owned subsidiary of Citizens Bank Holding Company, was incorporated on April 17, 1996. The Bank is an Idaho state-chartered commercial bank. The Bank is regulated by the Idaho Department of Finance and by the Federal Deposit Insurance Corporation, its primary federal regulator and the insurer of its deposits. The Bank offers full-service community banking through three banking locations serving the southeastern Idaho area. The Bank has its main office in Pocatello, Idaho and one branch located in each of Pocatello and Idaho Falls, Idaho. In addition, the Bank has a loan production office in Rexburg, Idaho.

Products and Services

     Real Estate Loans. These loans include various types of loans for which the Bank holds real property as collateral. Interest rates on these loans typically adjust annually, or more frequently. Real estate construction loans include both commercial and residential, but are principally made to builders to construct single family residences of which many are sold to purchasers prior to construction. Real estate construction loans typically have maturities of 12 months, and charge origination fees. Terms may vary depending upon many factors, including location, type of project and financial condition of the borrower. The primary risks of real estate mortgage loans include the borrower’s inability to pay and deterioration in value of real estate that is held as collateral.

     Commercial Loans. These loans consist primarily of loans to businesses for various purposes, including revolving lines of credit and equipment financing. These loans are secured by collateral other than real estate, such as inventory, accounts receivable, machinery, government guarantees, or other commercial assets, and they generally mature within one year and have adjustable interest rates. Revolving lines of credit are generally for business purposes, mature annually and have adjustable interest rates. It is the Bank’s standard practice in making commercial loans to receive real estate as collateral in addition to other appropriate collateral. The primary repayment risk of commercial loans is the failure of the borrower’s business due to economic or financial factors.

     Agricultural Loans. The Bank originates a variety of agricultural loans. These loans relate to equipment, livestock, crops and farmland. The primary risks of agricultural loans include the prices of crops and livestock, as well as weather conditions. The Bank generally requires collateral, such as crops, livestock, equipment and/or real estate, in connection with agricultural loans.

     Installment Loans. Installment loans are primarily to individuals, are typically secured by the financed assets, generally have terms of two to five years and bear interest at fixed rates. These loans usually are secured by motor vehicles or other personal assets and in some instances are unsecured. The primary risk of consumer lending relates to the personal circumstances of the borrower.

     Letters of Credit. The Bank issues letters of credit in the ordinary course of its business. It applies the same credit standards to these commitments as it does do to all of our lending activities and includes these commitments in its lending risk evaluations. The Bank’s exposure to credit loss under letters of credit is represented by the amount of these commitments. The Bank generally seeks collateral, such as real estate, inventory, accounts receivable or other business assets, when issuing letters of credit.

     The Board of Directors of the Bank has approved specific lending policies and procedures for the Bank and is responsible for implementation of the policies. The lending policies and procedures include guidelines for loan term, loan-to-value ratios, collateral appraisals and interest rates. The loan policies also vest varying levels of loan authority in management, the Bank’s loan committee and the Board of Directors of the Bank. Management of the Bank monitors lending activities through regular loan committee meetings, monthly reporting and periodic review of loans.

Products Offered

     The Bank also offers personal and commercial banking services, mortgage origination, and Internet banking. The Bank offers a range of banking products and services, including the following: checking accounts, ATM’s, checking accounts with interest, savings accounts, money market accounts, certificates of deposit, NOW accounts, Individual Retirement Accounts, residential mortgage services, branch banking, and debit cards.

Deposit Services

     The Bank offers the full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, savings accounts, money market accounts and various types of certificates of deposit. The transaction accounts and certificates of deposit are tailored to the Bank’s primary market area at rates competitive with those offered in the area. All deposit accounts are insured by the FDIC to the maximum amount permitted by law.

Other Services

     Other services the Bank provides include automated teller machines (“ATMs”), ATM access cards, point-of-sale (“POS”) debit cards, safe deposit boxes, merchant credit card services, travelers cheques, savings bonds, direct deposit, night deposit, and cash management services.

Competition

     The Bank faces a high degree of competition. In its market areas, there are numerous small banks and several larger national and regional financial banking groups. The Bank also competes with insurance companies, savings and loan associations, credit unions, leasing companies, mortgage companies, and other financial service providers. Many of these competitors have capital resources and legal lending limits substantially in excess of our capital resources and legal lending limits.

     The Bank competes for loans and deposits principally based on the availability and quality of services provided, responsiveness to customers, interest rates, loan fees and office locations. The Bank actively solicits deposit customers and compete by offering them high quality customer service and a complete product line. The Bank believes its personalized customer service, broad product line and community banking philosophy enable it to compete effectively in its market area.

     The adoption of the Gramm-Leach-Bliley Act of 1999 (the Financial Services Modernization Act) eliminated many of the barriers to affiliation among providers of financial services and further opened the door to business combinations involving banks, insurance companies, securities or brokerage firms, and others. This regulatory change has led to further consolidation in the financial services industry and the creation of financial conglomerates which frequently offer multiple financial services, including deposit services, brokerage and others. When combined with technological developments such as the Internet that have reduced barriers to entry faced by companies physically located outside Citizens Bank Holding Company’s market area, changes in the market have resulted in increased competition and can be expected to result in further increases in competition in the future.

Facilities

     In addition to the main office in Pocatello, Idaho, Citizens Bank Holding Company has one branch located in each of Pocatello and Idaho Falls, Idaho. It also has a loan production office in Rexburg, Idaho. The following is a description of the facilities:

			Occupancy status
Location	Square Feet	Date opened or Acquired	(own/lease)

Main Office 280 S. Arthur Pocatello, ID 83204	7,200	Branch opened June 26, 1997 The property was leased from CCB Properties, LLC (an LLC made up of members of the board	Own

of directors), and was purchased by Citizens Community Bank on December 30, 2004.

Branches:

2000 Flandro Pocatello, ID 83201	3,412	Branch opened January 16, 2001	Own

2797 S. 25th E. Ammon, ID 83406	8,500	Branch opened January 2004. The building was purchased by Citizens Bank Holding Company in June 2003.
		The property was transferred from Citizens Bank Holding Company to Citizens Community Bank on December 30, 2004.	Own
Loan Production Office:

220 E. 2nd North, Suite 5 Rexburg, ID 83440	780	Production Office opened in December, 2004. Lease effective September 14, 2004.	Lease from R & S Peterson, Rexburg, Idaho

Employees. As of December 31, 2004, Citizens Bank Holding Company and the Bank had 51 employees, of which 47 are full-time equivalent employees. None of the employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.

Legal Proceedings. Citizens Bank Holding Company and the Bank currently are, and from time to time may continue to be, parties to various legal actions arising in the normal course of business. The Bank currently is a defendant in one case alleging that the Bank failed to honor a pre-judgment writ of attachment and notice of continuing garnishment. The Bank intends to defend itself vigorously. Management currently believes that resolving this matter will not have a material adverse impact on its financial position or its results of operations, however, litigation is inherently uncertain and there can be no assurances as to the ultimate outcome or effect of this action.

Security Ownership of Management and Certain Beneficial Owners

     The following tables set forth information as of January 1, 2005, regarding the shares of Citizens Bank Holding Company common stock beneficially owned by (i) each person (other than executive officers or directors whose stock ownership is listed below), known by Citizens Bank Holding Company to own beneficially more than 5% of Citizens Bank Holding Company’s common stock, (ii) each director of Citizens Bank Holding Company (including one executive officer of the Bank), (iii) each executive officer of the Bank, and (iv) all directors and executive officers of Citizens Bank Holding Company as a group. Except as noted below, each holder has sole voting and investment power with respect to shares of Citizens Bank Holding Company common stock listed as owned by such person or entity.

Principal Shareholders (5% Owners Exclusive of Directors and Officers)

			Percentage of
		Number of Shares of	Outstanding
Name	Address	Common Stock Owned	Common Stock
Robert H. Ballard, Jr.	c/o Citizens Bank Holding Company	32,000	7.3%
	280 S. Arthur
	Pocatello, ID 83204

W. James Johnson	c/o Citizens Bank Holding Company	25,579(1)	5.8%
	280 S. Arthur
	Pocatello, ID 83204

(1) Held in a revocable trust for the benefit of Mr. Johnston and his spouse.

Directors and Named Executive Officers

		Percentage of
	Number of Shares of	Outstanding
Name and Position	Common Stock Owned	Common Stock
Ralph G. Cottle, Director, President and CEO	9,420(1)	2.1%
Kenneth E. Safferfield, Director and Secretary	6,300(2)	1.4%
James E. Lee, Chairman	8,583(3)	1.9%
Gary N. Blanchard, 1st Vice Chairman	11,179(4)	2.5%
Alan E. Stanek, 2nd Vice Chairman	12,000(5)	2.7%

(1)	Includes 4,300 shares of common stock held in a profit sharing plan account for the benefit of Mr. Cottle, 4,320 shares of common stock subject to qualified stock options which are exercisable within 60 days of January 1, 2005 and 800 shares of common stock subject to nonqualified stock options which are exercisable within 60 days of January 1, 2005.

(2)	Held jointly with spouse.

(3)	Held jointly with spouse.

(4)	Held jointly with spouse.

(5)	Held jointly with spouse.

Executive Officers

		Percentage of
	Number of Shares of	Outstanding
Name and Position	Common Stock Owned	Common Stock
Terrill R. Schwartz, Treasurer	2,450(1)	0.5%

Officers & Directors as a Group (6 Individuals)	49,932	11.2%

(1)	Includes 1,450 shares held in a profit sharing plan account for the benefit of Mr. Schwartz and 1,000 shares of common stock subject to qualified stock options which are exercisable within 60 days of January 1, 2005.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

     Glacier’s authorized capital stock consists of 62,500,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine.

     Glacier common stock is listed for trading on the Nasdaq National Market under the symbol “GBCI.”

     Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

     For additional information concerning Glacier’s capital stock, see “Comparison Of Certain Rights Of Holders Of Glacier And Citizens Bank Holding Company Common Stock.”

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF
GLACIER AND CITIZENS BANK HOLDING COMPANY COMMON STOCK

     Montana law and Glacier’s Articles of Incorporation and Bylaws govern the rights of Glacier shareholders and will govern the rights of Citizens Bank Holding Company shareholders who become shareholders of Glacier as a result of the merger. The rights of Citizens Bank Holding Company shareholders are currently governed by Idaho law and by Citizens Bank Holding Company’s Articles of Incorporation and Bylaws. The following is a brief summary of certain differences between the rights of Glacier and Citizens Bank Holding Company shareholders. This summary does not purport to be complete and is qualified by the documents and statutes referenced and by other applicable law. See also “Where You Can Find More Information About Glacier.”

General

     Under its Articles of Incorporation, Glacier’s authorized capital stock consists of 62,500,000 of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.

     Under its Articles of Incorporation, Citizens Bank Holding Company’s authorized capital consists of 5,000,000 shares of common stock, $5.00 par value per share, and 1,000,000 shares of preferred stock, $5.00 par value per share.

     The following is a more detailed description of Glacier’s and Citizens Bank Holding Company’s capital stock.

Common Stock

     As of December 31 2004, there were 24,549,410 shares of Glacier common stock issued and outstanding, in addition to options for the purchase of 1,208,505 shares of Glacier common stock under Glacier’s employee and director stock option plans.

     As of December 31, 2004, there were 441,034 shares of Citizens Bank Holding Company common stock issued and outstanding. Additionally, 25,300 shares of Citizens Bank Holding Company common stock were subject to outstanding options under Citizens Bank Holding Company employee and director stock option plans.

Preferred Stock

     As of the date of this proxy statement/prospectus, neither Glacier nor Citizens Bank Holding Company had shares of preferred stock issued. The Glacier board of directors is authorized, without further shareholder action, to issue preferred stock shares with such designations, preferences and rights as the Glacier board of directors may determine. The Citizens Bank Holding Company board of directors is similarly authorized to issue preferred stock shares.

Dividend Rights

     Dividends may be paid on Glacier common stock as and when declared by the Glacier board of directors out of funds legally available for the payment of dividends. The Glacier board of directors may issue preferred stock that is entitled to such dividend rights as the board of directors may determine, including priority over the common stock in the payment of dividends. The ability of Glacier to pay dividends basically depends on the amount of dividends paid to it by its subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on the subsidiaries by statute or regulation effectively may limit the amount of dividends Glacier can pay.

     Dividends may be paid on Citizens Bank Holding Company common stock as and when declared by the Citizens Bank Holding Company board of directors out of funds legally available for the payment of dividends. The ability of Citizens Bank Holding Company to pay dividends is essentially subject to the same factors applicable to Glacier, as discussed above.

Voting Rights

     All voting rights are currently vested in the holders of Glacier common stock and Citizens Bank Holding Company common stock, with each share being entitled to one vote.

     The Articles of Incorporation of Glacier provide that shareholders do not have cumulative voting rights in the election of directors. Citizens Bank Holding Company shareholders do not have cumulative voting rights for the election of directors.

Preemptive Rights

     Glacier’s and Citizens Bank Holding Company shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights

     If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier board of directors is authorized to determine the liquidation rights of any preferred stock that may be issued.

     If Citizens Bank Holding Company is liquidated, the holders of Citizens Bank Holding Company common stock are entitled to share, on a pro rata basis, Citizens Bank Holding Company’s remaining assets after provision for liabilities.

     All outstanding shares of both Glacier and Citizens Bank Holding Company common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable.

Amendment of Articles of Incorporation and Bylaws

     The Montana Business Corporation Act (“MBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation, including increasing the number of outstanding shares in proportion to a stock split or stock divided in the corporation’s own shares. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Glacier board of directors may, by a majority vote, amend Glacier’s bylaws.

     The Idaho Business Corporation Act (“IBCA”) is similar to the MBCA with respect to provisions regarding the amendment of a corporation’s articles of incorporation and bylaws.

Approval of Certain Transactions

     The MBCA does not contain any “anti-takeover” provisions imposing specific requirements or restrictions on transactions between a corporation and significant shareholders. Glacier’s articles of incorporation contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (i) approved by Glacier’s board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

     Citizens Bank Holding Company’s articles of incorporation do not contain any anti-takeover provisions. However, Idaho corporate law does set forth additional requirements for board approval of certain transactions with substantial shareholders for a period of five years following their acquisition of 10% or more of the corporation’s outstanding shares. These requirements of Idaho law could make it more difficult for a substantial shareholder to gain control of the corporation.

Under Idaho corporate law, a merger in which the corporation will not be the surviving corporation, share exchange, or sale of substantially all of a corporation’s assets must be approved by a majority of the corporation’s shares entitled to vote.

Board of Directors  -  Number of Directors and Staggered Board

     Glacier’s articles of incorporation provide that the number of directors may not be less than seven (7) or more than seventeen (17). The articles further provide that the board must generally be staggered if there are nine (9) or more members. Glacier’s board currently consists of nine (9) members, each of whom has a staggered three-year term.

     Citizen Bank Holding Company’s bylaws provide that the number of directors may not be less than five (5) or more than fifteen (15). Citizen Bank Holding Company’s articles of incorporation provide that the board must generally be staggered if there are nine (9) or more members. The board of directors for Citizens Bank Holding Company currently consists of five (5) members, each of whom is currently serving an annual term.

Indemnification and Limitation of Liability

     Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement, and expenses arising out of actions where the director or officer acted in good faith and in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action. Glacier’s bylaws provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name if the corporation, commonly referred to as a derivative action. Under the MBCA, any indemnification of a director in a derivative action must be reported to shareholders in writing prior to the next annual meeting of shareholders.

     The provisions of the IBCA regarding indemnification and director liability are similar to those of the MBCA. The articles of Citizens Bank Holding Company provide that directors of the corporation will not be held liable to the corporation except in cases involving participation in a transaction from which the director receives a benefit to which the director is not legally entitled, breaches of the duty of loyalty to the corporation or its shareholders, act or omissions not in good faith, involving intentional misconduct or knowing violations of the law, or payments of unlawful dividend, stock purchases or redemptions. The articles of Citizens Bank Holding Company provide for indemnification to the fullest extent allowed by the IBCA, for certain expenses and costs in suits to which such person is made or threatened to be made a party because such person was a director of the corporation.

Restriction of Transfer of Shares

     Glacier’s articles and bylaws do not provide any specific limitations on its ability to transfer shares, nor require the company’s shares to bear a restrictive legend.

     Citizens Bank Holding Company’s articles and bylaws provide that its shareholders are limited to fewer than 500 at all times. To enforce this limitation, consent by Citizens Bank Holding Company is required for any proposed stock transfer, or to approve any transferee, if the result of the stock transfer is to increase the number of shareholders to 500 or more. Citizens Bank Holding Company will not recognize or register on its stock ledger any stock transfer that would violate this restriction. In addition, all stock certificates are required to bear a restrictive legend.

Potential “Anti-Takeover” Provisions

     Glacier’s articles of incorporation include certain provisions that could make more difficult the acquisition of Glacier by means of a tender offer, a proxy contest, merger or otherwise. These provisions include: (i) the “staggered board,” whereby only one-third of the members of the board of directors are elected in any particular year; and (ii) a requirement that any “Business Combination” (as defined in the articles of incorporation) be approved by the affirmative vote of not less than 80% of the voting power of the then outstanding shares unless it is either approved by the board of directors or certain price and procedural requirements are satisfied.

     In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

     The staggered board structure of the board of directors, the “supermajority” approval requirement for certain business transactions, and the availability of Glacier’s preferred stock for issuance without shareholder approval, may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action was favored by a majority of Glacier’s shareholders.

CERTAIN LEGAL MATTERS

     The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., Kalispell, Montana.

EXPERTS

     The consolidated financial statements of Glacier Bancorp, Inc. as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION ABOUT GLACIER

     Glacier files annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information that Glacier files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Glacier’s SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov). As described below, you may also obtain the documents that Glacier is incorporating by reference into this proxy statement/prospectus from Glacier.

     Glacier has filed a Registration Statement on Form S-4 to register with the SEC the shares of Glacier common stock to be issued to Citizens Bank Holding Company shareholders in the merger. This proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Glacier in addition to being a proxy statement of Citizens Bank Holding Company for the Citizens Bank Holding Company special shareholders meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information that you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC (other than current reports furnished under Item 9 or Item 12 of Form 8-K). These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004;

•	Proxy Statement for Glacier’s 2004 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed March 26, 2004, May 6, 2004, November 23, 2004, and December 16, 2004.

     Glacier is also incorporating by reference additional documents that Glacier files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of Citizens Bank Holding Company shareholders (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

     You can obtain the documents that are incorporated by reference through Glacier or the SEC. You can obtain the documents from the SEC, as described above. These documents are also available from Glacier without charge, excluding exhibits unless Glacier has specifically incorporated such exhibits by reference in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them from Glacier at 49 Commons Loop, Kalispell, Montana 59901, telephone number (406) 751-4703, ATTN: James H. Strosahl, Corporate Secretary. If you would like to request documents from Glacier, please do so by                     , 2005 to receive them before the Citizens Bank Holding Company special shareholders meeting. Certain reports can also be found on Glacier’s website at www.glacierbancorp.com.

     Glacier has supplied all of the information concerning it contained in this proxy statement/prospectus, and Citizens Bank Holding Company has supplied all of the information concerning it.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated                     , 2005. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to Citizens Bank Holding Company shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

APPENDIX A

CONFIDENTIAL

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.,

CITIZENS BANK HOLDING COMPANY AND CITIZENS COMMUNITY BANK

DATED AS OF DECEMBER 15, 2004

PLAN AND AGREEMENT OF MERGER
AMONG
GLACIER BANCORP, INC.,
CITIZENS BANK HOLDING COMPANY AND CITIZENS COMMUNITY BANK

     This Plan and Agreement of Merger (the “Agreement”), dated as of December 15, 2004, is made by and among GLACIER BANCORP, INC. (“Glacier”), CITIZENS BANK HOLDING COMPANY (the “Company”) and CITIZENS COMMUNITY BANK (the “Bank”).

PREAMBLE

     The management and boards of directors of Glacier, the Company and the Bank, respectively, believe that the proposed Merger, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

RECITALS

A.	The Parties. The parties to the Merger are as follows:

(1)	Glacier is a corporation duly organized and validly existing under Montana law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). Glacier’s principal office is located in Kalispell, Montana.

(2)	The Company is a corporation duly organized and validly existing under Idaho law and is a registered bank holding company under the BHC Act. The Company’s principal office is located in Pocatello, Idaho. The Company owns all of the outstanding common stock of the Bank.

(3)	The Bank is a state-chartered banking corporation duly organized and validly existing under Idaho law with its principal office located in Pocatello, Idaho.

B.	The Merger. On the Effective Date, (i) the Company will merge with and into Glacier, with Glacier as the surviving entity; and (ii) the Bank will become a wholly owned subsidiary of Glacier and will continue to operate under the name “Citizens Community Bank.”

C.	Board Approvals. The respective boards of directors of Glacier, the Company and the Bank have approved this Agreement and authorized its execution and delivery.

D.	Other Approvals. The Merger is subject to:

(1)	Satisfaction of the conditions described in this Agreement;

(2)	Approval by the Company’s shareholders; and

(3)	Approval or acquiescence, as appropriate, by (a) the Board of Governors of the Federal Reserve System (“Federal Reserve”), (b) the State of Idaho Department of Finance, and (c) any other agencies having jurisdiction over the Merger (collectively, “Regulatory Approvals”).

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E.	Employment Agreement. The Bank has entered into an employment and non-competition agreement that will take effect as of the Effective Date, with Ralph G. Cottle, the Bank’s President and Chief Executive Officer.

F.	Director Agreements. In connection with the parties’ execution of this Agreement, the directors of the Company and the Bank have entered into agreements, pursuant to which, among other things, each director has agreed to vote his or her shares of the Company common stock in favor of the actions contemplated by this Agreement. In addition, all such Company and Bank directors (except for Ralph G. Cottle) have entered into non-competition agreements.

G.	Fairness Opinion. The Company has received from Hovde Financial LLC (“Hovde”) and delivered to Glacier an opinion to the effect that from a financial point of view, the Merger is fair to the Company’s shareholders.

H.	Intention of the Parties — Tax Treatment. The parties intend that the Merger shall constitute a reorganization with the meaning of Section 368 of the IRC and that the Agreement shall constitute a “plan of reorganization” for the purposes of Section 368 of the IRC.

AGREEMENT

     In consideration of the mutual agreements set forth in this Agreement, Glacier, the Company and the Bank agree as follows:

DEFINITIONS

     The following capitalized terms used in this Agreement will have the following meanings:

     “Acquisition Event” means any of the following: (i) a merger, consolidation or similar transaction involving the Company or any successor, (ii) a purchase, lease or other acquisition in one or a series of related transactions of assets of the Company or any of its Subsidiaries representing 25 percent or more of the consolidated assets of the Company and its Subsidiaries, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or any similar transaction) in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of the Company or its Subsidiaries, in each case with or by a person or entity other than Glacier or one of its Subsidiaries.

     “Acquisition Proposal” has the meaning assigned to such term in Section 4.1.11 of this Agreement.

     “Aggregate Option Exercise Amount” means the sum of cash received by the Company upon the exercise of Company Options between the Execution Date and the Effective Date.

     “Agreement” means this Plan and Agreement of Merger.

     “ALLL” means allowance for possible loan and lease losses.

     “Asset Classification” has the meaning assigned to such term in Section 3.1.16 of this Agreement.

     “Bank” is Citizens Community Bank, an Idaho state chartered bank, that has its principal office in Pocatello, Idaho, and that is wholly owned by the Company.

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     “Bank Financial Statements” means the Bank’s audited statement of financial condition as of December 31, 2001, and the related statement of income, cash flows and shareholders’ equity for the year ended December 31, 2001.

     “Banking Act” means the Idaho Bank Act, Title 26 of the Idaho Code.

     “BHC Act” has the meaning assigned to such term in Recital A of this Agreement.

     “Break-Up Fee” has the meaning specified in Section 7.7 of this Agreement.

     “Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Idaho are required by law to remain closed.

     “Cash Election Shares” has the meaning specified in Section 1.3.2 of this Agreement.

     “Certificate” has the meaning assigned to such term in Section 1.7.1 of this Agreement.

     “Closing” means the closing of the Merger contemplated by this Agreement, which will occur on the Effective Date, as more fully specified in Section 2.1 of this Agreement.

     “Combination Election Shares” has the meaning specified in Section 1.3.2 of this Agreement.

     “Company” is Citizens Bank Holding Company, an Idaho corporation that has its principal place of business in Pocatello, Idaho, and that is a bank holding company registered pursuant to the BHC Act.

     “Company Common Stock” means the shares of Company common stock, $5 par value per share, issued and outstanding from time to time.

     “Company Contract” has the meaning assigned to such term in Section 3.1.2 of this Agreement.

     “Company Financial Statements” means (i) the Bank Financial Statements; (ii) the Company’s audited statements of financial condition as of December 31, 2002 and 2003, and the related statements of income, cash flows and shareholders’ equity for each of the years ended December 31, 2002 and 2003; (iii) the Company financial statements to be prepared in accordance with Section 4.1.8, if necessary; and (iv) the Subsequent Company Financial Statements.

     “Company Meeting” has the meaning assigned in Section 4.2.2 of this Agreement.

     “Company Nonqualified Options” means the stock options issued and outstanding on the date of this Agreement pursuant to the Company Option Plan and as set forth on Schedule 1 under the heading “Nonqualified Stock Options.”

     “Company Option Plan” means the Citizens Community Bank Stock Option Plan, effective March 10, 1999, for the benefit of directors and employees of the Company and the Bank.

     “Company Options” means, collectively, the Company Nonqualified Options and the Company Qualified Options.

     “Company Preferred Stock” means the shares of Company preferred stock, $5 par value per share, issued and outstanding from time to time.

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     “Company Qualified Options” means the stock options issued and outstanding on the date of this Agreement pursuant to the Company Option Plan and as set forth on Schedule 1 under the heading “Qualified Stock Options.”

     “Company Transaction Fees” has the meaning assigned to such term in Section 5.2.3 of this Agreement.

     “Compensation Plans” has the meaning assigned to such term in Section 3.1.20 of this Agreement.

     “Daily Sales Price” for any Trading Day means the daily closing price per share of Glacier Common Stock on the NASDAQ National Market reporting system, as reported on the website www.nasdaq.com.

     “Designated Cash Election Share” has the meaning assigned to such term in Section 1.3.2 of this Agreement.

     “Determination Date” means the fifth (5th) business day immediately prior to the Effective Date.

     “Determination Period” means the ten (10) Trading Days prior to the Determination Date.

     “Director” means the Director of the Department of Finance for the State of Idaho.

     “Effective Date” means the date on which all conditions to Closing have occurred and on which the Merger takes place, as more fully specified in Section 2.1 of this Agreement.

     “Election Deadline” has the meaning specified in Section 1.3.2 of this Agreement.

     “Election Form” has the meaning specified in Section 1.3.1 of this Agreement.

     “Employees” has the meaning assigned to such term in Section 3.1.20 of this Agreement.

     “Environmental Laws” has the meaning assigned to such term in Section 3.1.7 of this Agreement.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

     “ERISA Affiliate” means, with respect to the Company, any other entity that is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the IRC.

     “Exchange Act” has the meaning assigned to such term in Section 3.1.5 of this Agreement.

     “Exchange Agent” means American Stock Transfer and Trust.

     “Exchange Fund” has the meaning assigned to such term in Section 1.6 of this Agreement.

     “Execution Date” means the date of this Agreement.

     “Executive Officers,” with respect to Glacier, means Michael J. Blodnick and James H. Strosahl.

     “Executive Officers,” with respect to the Company and/or the Bank, means Ralph G. Cottle and Terrill R. Schwartz.

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     “FDIC” means the Federal Deposit Insurance Corporation.

     “Federal Reserve” means the Board of Governors of the Federal Reserve System.

     “Former Company Qualified Option Share” has the meaning assigned to such term in Section 1.2.3 of this Agreement.

     “GAAP” means generally accepted accounting principles.

     “Glacier” is Glacier Bancorp, Inc., a Montana corporation that has its principal place of business in Kalispell, Montana, and that is a bank holding company registered pursuant to the BHC Act.

     “Glacier Average Closing Price” means the average Daily Sales Price of Glacier Common Stock for the Determination Period.

     “Glacier Common Stock” means the shares of Glacier common stock, par value $0.01 per share, issued and outstanding from time to time.

     “Glacier Contract” has the meaning assigned to such term in Section 3.2.2 of this Agreement.

     “Glacier Financial Statements” means Glacier’s (i) audited consolidated balance sheets as of December 31, 2003, 2002 and 2001 and the related audited consolidated statements of income, cashflows and changes in stockholders’ equity for each of the years ended December 31, 2003, 2002 and 2001; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2003 but preceding the Execution Date, and the related unaudited consolidated statements of income, cashflows and changes in stockholders’ equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and stockholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.

     “Glacier Preferred Stock” means the shares of Glacier preferred stock, par value $0.01 per share, issued and outstanding from time to time.

     “Glacier Shares” means the shares of Glacier Common Stock to be issued to the holders of Company Common Stock in accordance with Sections 1.2 and 1.3 of this Agreement.

     “Hazardous Substances” has the meaning assigned to such term in Section 3.1.7 of this Agreement.

     “High Stock Value Adjustment Trigger” has the meaning assigned to such term in Section 7.2 of this Agreement.

     “Hovde” has the meaning assigned to such term in Recital G of this Agreement.

     “IBCA” means the Idaho Business Corporations Act, as amended.

     “Indenture” means the Indenture dated as of June 17, 2004, between the Company as Issuer and Wilmington Trust Company as Trustee.

     “IRC” means the Internal Revenue Code of 1986, as amended.

     “Leased Real Property” means the real Properties subject to Leases as identified in Schedule 6 to this Agreement.

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     “Leases” means the terms and conditions governing the leasehold interests in the Leased Real Property as identified in Schedule 6 to this Agreement.

     “Liens” means, collectively, liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

     “Low Stock Value Adjustment Trigger” has the meaning assigned to such term in Section 7.3 of this Agreement.

     “Material Adverse Effect” with respect to a Person means an effect that: (1) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (2) significantly and adversely affects the ability of the Person to consummate the Merger on or by May 15, 2005 or to perform its material obligations under this Agreement; or (3) enables any persons to prevent the consummation of the Merger on or by May 15, 2005. Notwithstanding the foregoing, any increase in the Bank’s ALLL (i) on a monthly basis consistent with past practice, and (ii) up to an additional $500,000 as determined by either the Bank or Glacier within two weeks of the Effective Date, will not be considered a Material Adverse Effect with respect to either the Company or the Bank for purposes of this Agreement; provided, however, that nothing within this sentence prevents a determination that there has been a Material Adverse Effect with respect to a deterioration in the quality of the Bank’s loan portfolio.

     “Maximum Total Cash Consideration” means $8.6 million.

     “Maximum Total Stock Consideration” means the number of Glacier Shares, rounded to the nearest thousandth, obtained by dividing (i) the sum of $8.6 million and the Aggregate Option Exercise Amount by (ii) the Glacier Average Closing Price, subject to adjustment as provided in Sections 7.2.2 and 7.3.2 of this Agreement.

     “MBCA” means the Montana Business Corporations Act, as amended.

     “Merger Consideration” has the meaning assigned in Section 1.2 of this Agreement.

     “Merger” means the merger of the Company with and into Glacier, in accordance with the terms and conditions set forth in this Agreement and in the Schedules and Exhibits to this Agreement.

     “No Election Shares” has the meaning specified in Section 1.3.2 of this Agreement.

     “Option Exercise Price” means $10.85.

     “PCAOB” means the Public Company Accounting Oversight Board.

     “Pension Plan” has the meaning assigned to such term in Section 3.1.20 of this Agreement.

     “Per Nonqualified Option Cash Consideration” means $26.62 (the difference between the Per Share Cash Consideration and the Option Exercise Price).

     “Per Share Cash Consideration” means $37.47.

     “Per Share Stock Consideration” means the number of Glacier Shares equal to the quotient, rounded to the nearest thousandth, obtained by dividing the Per Share Cash Consideration by the Glacier Average Closing Price.

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     “Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.

     “Plan” has the meaning assigned to such term in Section 3.1.20 of this Agreement.

     “Properties” with respect to any party to this Agreement means properties or other assets owned or leased by such party or any of its Subsidiaries.

     “Proposed Dissenting Shares” means those shares of Company Common Stock as to which shareholders have given notice of their intent to assert appraisal rights pursuant to Section 30-1-1321 of the IBCA.

     “Prospectus/Proxy Statement” means the Prospectus/Proxy Statement referred to in Section 4.2.1 of this Agreement, to be provided to each shareholder of the Company in connection with their consideration and approval of the Merger.

     “Record Date” has the meaning specified in Section 1.3.1 of this Agreement.

     “Registration Statement” has the meaning assigned in Section 4.2.1 of this Agreement.

     “Remaining Company Nonqualified Option Share” has the meaning assigned in Section 1.2.4 of this Agreement.

     “Reports” has the meaning assigned to such term in Section 3.1.5 of this Agreement.

     “SEC” means the United States Securities and Exchange Commission.

     “Securities Act” has the meaning assigned to such term in Section 3.1.5 of this Agreement.

     “Securities Laws” has the meaning assigned to such term in Section 3.1.5 of this Agreement.

     “Stock Election Shares” has the meaning specified in Section 1.3.2 of this Agreement.

     “Subject Property” has the meaning assigned to such term in Section 3.1.7 of this Agreement.

     “Subsequent Company Financial Statements” has the meaning assigned to such term in Section 4.1.9 of this Agreement.

     “Subsequent Glacier Financial Statements” means Glacier Financial Statements for each fiscal quarter and fiscal year, as the case may be, ending after the Execution Date and prior to Closing.

     “Subsidiary” with respect to any party to this Agreement means any Person in which such party owns the majority of outstanding capital stock or voting power.

     “Superior Proposal” means a bona fide proposal or offer made by a person to acquire the Company pursuant to a tender or exchange offer for all of the outstanding Company Common Stock, a merger, consolidation or other business combination, or an acquisition of all or substantially all of the assets of the Company and its Subsidiaries, on terms which the board of directors of the Company has determined in good faith, after taking into account the advice of counsel, to be more favorable to the Company and its shareholders than the Merger.

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     “Takeover Proposal” means a bona fide proposal or offer by a person to make a tender or exchange offer to acquire 50% or more of the outstanding Company Common Stock, or to engage in a merger, consolidation or other business combination involving the Company or to acquire in any manner a substantial equity interest in, or all or substantially all of the assets of, the Company.

     “Termination Date” has the meaning assigned to such term in Section 7.1 of this Agreement.

     “Termination Fee” has the meaning assigned to such term in Section 7.5 of this Agreement.

     “Trading Day” means a day on which Glacier Common Stock is traded on the NASDAQ National Market reporting system.

SECTION 1.
TERMS OF MERGER

1.1	Effect of Merger. Upon Closing of the Merger, pursuant to the provisions of the IBCA and the MBCA, all shares of Company Common Stock issued and outstanding immediately prior to Closing, except for treasury shares and Proposed Dissenting Shares, will, by virtue of the Merger and without any action on the part of any holder of shares of Company Common Stock, be converted into the right to receive the Merger Consideration described in Sections 1.2 and 1.3 of this Agreement.

1.2	Merger Consideration. Subject to the provisions of this Agreement, on the Effective Date:

1.2.1	Outstanding Glacier Common Stock. The shares of Glacier Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of Glacier Common Stock.

1.2.2	Outstanding Company Common Stock. Each share of Company Common Stock (other than treasury shares and Proposed Dissenting Shares) issued and outstanding as of the Effective Date will, by virtue of the Merger, automatically and without any action on the part of the holder of such share, be converted into and exchangeable for the right to receive, at the election of the holder thereof as provided in and subject to the provisions of Section 1.3 of this Agreement, either Glacier Shares, cash, or a combination thereof in accordance with the provisions of Section 1.3.2 of this Agreement.

The aggregate consideration payable or issuable pursuant to the Merger is referred to as the “Merger Consideration.”

1.2.3	Exercised Company Qualified Options. Each share of Company Common Stock issued and outstanding as of the Effective Date as a result of the exercise of Company Qualified Options between the Execution Date and the Effective Date (each, a “Former Company Qualified Option Share”) shall, by virtue of the Merger, automatically and without any action on the part of the holder of such share, be converted into and exchangeable for the Per Share Stock Consideration.

1.2.4	Outstanding Company Nonqualified Options. Each Company Nonqualified Option that remains outstanding as of the Effective Date (each, a “Remaining Company Nonqualified Option Share”) will, by virtue of the Merger, automatically and without any action on the part of the holder of such share, be converted into the Per Nonqualified Option Cash Consideration.

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1.2.5	Change in Equity Capital. If, after the date of this Agreement but before the Effective Date, the number of shares of Glacier Common Stock or Company Common Stock issued and outstanding increases or decreases in number or is changed into or exchanged for a different kind or number of securities, through a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (not including increases in number due to issuances of shares upon exercise of any outstanding options) of Glacier or the Company, as the case may be, then, as appropriate, a proportionate adjustment will be made to the Merger Consideration.

1.3	Conversion Election Procedures and Allocation.

1.3.1	Election Form. An election form and other appropriate and customary transmittal materials (which will specify that delivery will be effected, and risk of loss and title to the certificates theretofore representing shares of Company Common Stock will pass, only upon proper delivery of such certificates to the Exchange Agent) in such form as Glacier and the Company will mutually agree (the “Election Form”) will be mailed with the Prospectus/Proxy Statement on the date of mailing of the Prospectus/Proxy Statement to each holder of record of Company Common Stock as of the close of business on the record date for the Company Meeting (the “Record Date”).

1.3.2	Election Options. Each Election Form will permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to (x) elect to receive (1) the Per Share Stock Consideration in respect of all of such holder’s Company Common Stock (“Stock Election Shares”); (2) the Per Share Cash Consideration in respect of all of such holder’s Company Common Stock (“Cash Election Shares”); or (3) the Per Share Cash Consideration for 50% of such shares and the Per Share Stock Consideration for 50% of such shares (“Combination Election Shares”), or (y) to make no election with respect to such holder’s Company Common Stock (“No Election Shares”). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Mountain Time, on the tenth (10th) business day following the Company Meeting (or such other time and date as Glacier and the Company may mutually agree) (the “Election Deadline”) will also be deemed to be “No Election Shares.”

Notwithstanding the foregoing, any shares of Company Common Stock held by a record holder holding 100 or fewer shares of Company Common Stock will, for purposes of this Agreement, be deemed to be Cash Election Shares (the “Designated Cash Election Shares”).

1.3.3	Availability of Forms/Information. Glacier will make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Company Common Stock between the Record Date and the close of business on the business day prior to the Election Deadline, and the Company will provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

1.3.4	Effective Elections. Any election will have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock

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represented by such Election Form will become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of Glacier regarding such matters will be binding and conclusive. Neither Glacier nor the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form. To the extent the holder of Proposed Dissenting Shares submits an Election Form to the Exchange Agent, such holder’s election will have no effect, the Exchange Agent will disregard such Election Form, and the Proposed Dissenting Shares will be converted in accordance with Section 1.5 of this Agreement.

1.3.5	Allocations. Within ten business days after the later of the Election Deadline or the Effective Date, Glacier will cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Glacier Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i)	Cash Election Shares and Combination Election Shares Exceed Maximum Total Cash Consideration. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares and the Combination Election Shares is greater than the Maximum Total Cash Consideration, then:

(1)	all Stock Election Shares and No Election Shares will be converted into the right to receive the Per Share Stock Consideration; and

(2)	the Exchange Agent will then select from the Cash Election Shares (excluding the Designated Cash Election Shares), on a pro rata basis, a sufficient number of shares such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Maximum Total Cash Consideration, and all Cash Election Shares thereby selected by the Exchange Agent will be converted into the right to receive the Per Share Stock Consideration.

(ii)	Stock Election Shares and Combination Election Shares Exceed Maximum Total Stock Consideration. If the Glacier Shares that would be issued upon conversion in the Merger of the Stock Election Shares and the Combination Election Shares exceed the Maximum Total Stock Consideration, then:

(1)	all Cash Election Shares, Designated Cash Election Shares and No Election Shares will be converted into the right to receive the Per Share Cash Consideration;

(2)	the Exchange Agent will then select from the Stock Election Shares (excluding the Former Company Qualified Option Shares), on a pro rata basis, a sufficient number of shares such that the aggregate Glacier Shares that will be issued in the Merger equals as closely as practicable the Maximum Total Stock Consideration.

1.4	No Fractional Shares. No fractional shares of Glacier Common Stock will be issued. In lieu of fractional shares, if any, each holder of Company Common Stock who is otherwise entitled to receive a fractional share of Glacier Common Stock will receive an amount of cash equal to the

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product of such fractional share times the Glacier Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.5	Payment to Dissenting Shareholders. Proposed Dissenting Shares will have the rights provided by Title 30, Chapter 1, Part 13 of the IBCA.

1.6	Deposit of Cash and Shares. On or before the Effective Date, Glacier will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing Company Common Stock, for exchange in accordance with this Section 1.6, (i) certificates representing the Glacier Shares; (ii) such cash as will be necessary to pay the Per Share Cash Consideration; and (iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.4. Such cash and certificates for Glacier Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.7 Certificates.

1.7.1	Letter of Transmittal. As soon as practicable after the Effective Date, Glacier will cause the Exchange Agent to mail to each holder of record of a certificate evidencing Company Common Stock shares (a “Certificate”) a form letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in accordance with Section 1.7.2 of this Agreement.

1.7.2	Surrender of Certificates. Subject to Section 1.5, each Certificate will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (or to receive the cash for fractional shares) to which the Company Common Stock shares converted in accordance with the provisions of this Section 1.7.2. Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent pursuant to Section 1.7.1 of this Agreement and together with a properly completed and executed form of transmittal letter in order to effect their exchange for, as applicable, (i) certificates representing Glacier Shares; (ii) a check representing the Per Share Cash Consideration; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive any certificates evidencing Glacier Shares or the Per Share Cash Consideration or cash in lieu of fractional shares.

1.7.3	Issuance of Certificates in Other Names. Any person requesting that any certificate evidencing Glacier Shares be issued in a name other than the name in which the surrendered Certificate is registered, must: (1) establish to the Exchange Agent’s satisfaction the right to receive the certificate evidencing Glacier Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

1.7.4	Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue a certificate representing Glacier Shares in exchange thereof, and/or pay cash for the Per Share Cash Consideration or fractional share in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns Company Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2)

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any appropriate affidavit the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or Glacier may require.

1.7.5	Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of Glacier Common Stock on any date after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing Glacier Common Stock and (2) has surrendered in accordance with this Agreement his or her Certificates (or has met the requirements of Section 1.7.4 above) in exchange for certificates representing Glacier Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of Company Common Stock on a date before the Effective Date. When the holder surrenders his or her Certificates in exchange for Glacier Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of Glacier Shares into which the holder’s Company Common Stock was deemed converted at the Effective Date.

1.7.6	Checks in Other Names. Any person requesting that a check for the aggregate Per Share Cash Consideration or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent’s satisfaction the right to receive this cash.

1.7.7	Affiliates. Certificates that are surrendered for exchange by any person who may be deemed an “affiliate” of the Company for purposes of Rule 145 of the Securities Act will not be exchanged for certificates representing Glacier Shares until Glacier has received a written agreement from such person as specified in Section 4.3.1.

1.7.8	Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of the Company for six months after the Effective Date may be paid to Glacier. To the extent so paid, holders of Company Common Stock who have not, prior to such time, complied with the provisions of this Section 1.7 will, from such time forward, look only to Glacier for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the Glacier Shares deliverable with respect to each share of Company Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither Glacier nor the Company will be liable to any holder of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

SECTION 2.
CLOSING OF TRANSACTION

2.1	Closing. The Closing will occur on the Effective Date. The Merger shall be consummated by (1) the filing by the Idaho Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the IBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Idaho; and (2) the filing by the Montana Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA, and by the issuance of a Certificate of Merger by the Secretary of State of Montana. Unless Glacier and the Company agree upon a later date, the

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Effective Date will be the date five (5) Business Days after the fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) required by Section 5 of this Agreement. If Closing does not occur on or prior to May 15, 2005 and the parties do not mutually agree in writing to extend the Closing, either party may terminate this Agreement in accordance with Section 7.1 of this Agreement.

2.2	Events of Closing. On the Effective Date, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document on the Effective Date or otherwise defaults under this Agreement on or prior to the Effective Date, then the Merger will not occur unless the adversely affected party waives the default.

2.3	Place of Closing. The Closing will take place at the office of Graham & Dunn PC, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121, or such other place as the parties agree, at 5:00 p.m. Mountain Time on the Effective Date, or such other time as the parties agree.

SECTION 3.
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties. The Company and the Bank each represent and warrant to Glacier that, except as disclosed in a Schedule to this Agreement:

3.1.1	Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Idaho, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a corporation or a trust duly organized, validly existing and in good standing under the laws of its state of incorporation or organization, and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of its Subsidiaries, are listed in Schedule 2.

3.1.2	Corporate Authority. The execution, delivery and performance of this Agreement does not and will not, and the consummation by the Company and/or the Bank of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, either of their articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which either of them is bound or to which either of them is a party (collectively, the “Company Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (4) any change in the rights or obligations of any party under any of the Company Contracts. Schedule 3 contains a list of all consents the Company and/or the Bank must obtain from third parties under any Company Contracts before consummation of the Merger.

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3.1.3	Capital Stock.

(i)	The authorized capital stock of the Company consists of 5,000,000 shares of Company Common Stock, par value $5 per share, and 1,000,000 shares of Company Preferred Stock, par value $5 per share. A total of 441,034 shares of Company Common Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable. No shares of Company Preferred Stock are issued or outstanding. As of the date of this Agreement, Company Options with respect to 25,300 shares of Company Common Stock have been granted and are outstanding, and each such Company Option has an exercise price of $10.85 per share. Schedule 1 contains a list of all Company Nonqualified Options and Company Qualified Options, including the names of the holders of such options and the number of shares of Company Common Stock underlying the options held by each such individual.

(ii)	The Bank’s authorized capital stock consists of 1,000,000 shares of common stock, par value $5.00 per share, of which 438,600 shares currently are issued and outstanding, all of which are validly issued to the Company, fully paid and nonassessable, except to the extent of any assessment required under Section 26-1113 of the Banking Act.

(iii)	No unissued shares of common stock or any other securities of the Company or the Bank, or any of their Subsidiaries, are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in Schedule 4, and neither the Company nor the Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.1.4	Subsidiaries. Except as listed in Schedule 5, the Company has no Subsidiaries. The shares of capital stock of each of its Subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer.

3.1.5	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2003 (with respect to the Company) and since January 1, 2001 (with regard to each of the Company’s Subsidiaries), the Company and each of its Subsidiaries has filed and will file all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (1) the Federal Reserve, (2) the FDIC, and (3) any other applicable federal or state banking, insurance, securities, or other regulatory authorities, other than those the failure of which to file could not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)	Delivery to Other Party of Reports. The Company and the Bank have delivered or otherwise made available to Glacier a copy of each registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended,

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(“Securities Act”), the Securities Exchange Act of 1934, as amended, (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by either of them with respect to periods since January 1, 2001, through the Execution Date.

(iii)	Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv)	Financial Statements. Each of the Company’s balance sheets included in the Company Financial Statements fairly presents (or, in the case of Company Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of the Company and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and stockholders’ equity included in the Company Financial Statements fairly presents (or, in the case of Company Financial Statements to be prepared in accordance with Section 4.1.8, if required, or in accordance with Section 4.1.9 for periods ending on a date following the Execution Date, will fairly present) the results of operations, stockholders’ equity and cash flows, as the case may be, of the Company and its Subsidiaries for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

3.1.6	Properties.

(i)	Except as disclosed in Schedule 6, the Company and its Subsidiaries are not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise. Except as disclosed or reserved against in the Company Financial Statements or in Schedule 6, the Company and/or its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits) to all of the properties and assets, tangible or intangible, reflected in the Company Financial Statements as being owned or leased by any of them as of the Execution Date. To the knowledge of the Company’s Executive Officers, except as disclosed in Schedule 6, all buildings and structures on the Property owned and the equipment located thereon are in all material respects in good operating condition and repair and conform in all respects to all applicable laws, ordinances and regulations.

(ii)	To the knowledge of the Company’s Executive Officers, all buildings and all fixtures, equipment and other property and assets that are material to the Company’s business on a consolidated basis are owned by it or one of its subsidiaries or are held under leases or subleases by it or one of its subsidiaries, enforceable in accordance with their respective terms (except as may be limited

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by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equity principles).

(iii)	Schedule 2 lists all of its existing branches and offices and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

(iv)	The Company has provided to Glacier copies of existing title policies, if any, held in its files relating to the Property, and to the knowledge of its Executive Officers, no material exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies (other than Liens for taxes not yet delinquent).

3.1.7	Environmental Matters.

(i)	For purposes of this Section 3.1.7, the following definitions apply:

(1)	“Subject Property” with respect to a party means (i) all real property at which its business has been conducted, and any real property where under any Environmental Law it is deemed to be the owner or operator of the real property; (ii) any facility in which it is the owner or operator of the real property; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over.

(2)	“Environmental Laws” means any federal, state, local or foreign law, regulation, order, decree, judgment, judicial opinion, or any agreement between the Company or any of its Subsidiaries and any Governmental Entity, presently in effect or subsequently adopted relating to the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances.

(3)	“Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by the Company and/or the Bank for general office purposes will not be deemed to be Hazardous Substances for the purposes of this Agreement.

(ii)	To the knowledge of its Executive Officers, except as disclosed in Schedule 7, the Company, its Subsidiaries and the Subject Property are, and have been, in compliance with all applicable Environmental Laws, and no circumstances exist that with the passage of time or the giving of notice would be reasonably likely to result in noncompliance with such Environmental Laws.

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(iii)	To the knowledge of its Executive Officers, except as disclosed in Schedule 7, none of the following, and no reasonable basis for any of the following, exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving the Company, any of its Subsidiaries or any Subject Property, relating to:

(1)	an asserted liability of the Company or any of its Subsidiaries or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2)	the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

(3)	the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4)	personal injuries or damage to property related to or arising out of exposure to Hazardous Substances.

(iv)	To the knowledge of its Executive Officers, except as disclosed in Schedule 7, no storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks have leaked or are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, neither the Company nor any of its Subsidiaries owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any amount of asbestos or asbestos-containing material that is in an amount and in a form to cause a threat to human health or the environment. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws.

(v)	To the knowledge of its Executive Officers, except as disclosed in Schedule 7, no part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

(vi)	To the knowledge of its Executive Officers, except as disclosed in Schedule 7, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remediation under applicable Environmental Laws.

3.1.8	Taxes. All tax returns and reports required by law to be filed by the Company and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon the Company or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of the Company and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No

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material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of the Company and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as set forth in Schedule 8 or except as specified in the foregoing sentence, in the past five years, there has been no past audit, objection to returns, or claim for additional taxes.

3.1.9	Absence of Regulatory Action. Neither the Company nor any of its Subsidiaries is, to the knowledge of its Executive Officers, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither the Company nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.1.10	Allowance for Loan Losses. In the opinion of its management, the ALLL shown in the latest Company Financial Statements is, and that which will be stated in the Subsequent Company Financial Statements prior to Closing will be, adequate to absorb its anticipated loan losses.

3.1.11	Material Agreements.

(i)	Except for arrangements made after the date and in accordance with the terms of this Agreement, the Company and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been set forth in Schedule 9.

(ii)	Neither the Company nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument.

3.1.12	Compliance with Laws. The Company and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit the Company or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of its Executive Officers, no suspension or cancellation of any of them is threatened.

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3.1.13	Knowledge as to Conditions. The Executive Officers of the Company know of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 of this Agreement can not be obtained.

3.1.14	No Material Adverse Effect. Since December 31, 2003, (i) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on the Company or any of its Subsidiaries.

3.1.15	Completeness of Representations. No representation or warranty made by or with respect to the Company or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.1.16	Asset Classification.

(i)	Schedule 10 sets forth a list, accurate and complete as of October 31, 2004, except as otherwise expressly noted in Schedule 10, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of the Company and its Subsidiaries that have been criticized or classified by any governmental or regulatory authority, by any outside auditor retained by the Bank, or by any internal audit of the Bank.

(ii)	Except as shown in Schedule 10, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by the Company or its Subsidiaries before the date of this Agreement.

3.1.17	Litigation. Except as disclosed in Schedule 11, no material litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against the Company or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger, and, to the knowledge of the Company’s Executive Officers after reasonable inquiry, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.1.18	Insurance. The Company and each of its Subsidiaries have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 12 lists all directors’ and officers’ liability insurance policies and other material insurance policies maintained by the Company or its Subsidiaries.

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3.1.19	Labor Matters. Neither the Company nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither the Company nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving the Company or its Subsidiaries is pending or, to the knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.1.20	Employee Benefits.

(i)	For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by the Company or the Bank, as the case may be. The Company and its Subsidiaries are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(ii)	Schedule 13 sets forth a list, as of the Execution Date, of (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (b) all other material employee benefit plans that cover employees or former employees of the Company and its Subsidiaries (its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of its Subsidiaries (collectively, “Employees”), including Plans and related amendments, have been made available to Glacier.

(iii)	All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in substantial compliance with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has received a favorable determination letter from the Internal Revenue Service, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or, to the knowledge of its Executive Officers, threatened. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that could subject it or any of its Subsidiaries to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(iv)	All material contributions the Company or any of its Subsidiaries are or were required to make under the terms of any of its Plans have been timely made or have been reflected in the Company Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither the Company nor any of its

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Subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

(v)	Except as disclosed in the Company Financial Statements, neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits.

(vi)	No provision of the documents governing any Plan contains restrictions on the rights of the Company or its Subsidiaries to amend or terminate any Plan without incurring liability under the Plan other than normal liabilities for benefits.

(vii)	Except as disclosed in the Company Financial Statements or otherwise disclosed in this Agreement or in Schedule 13, the Merger will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance or similar compensation under any Compensation Plan.

(viii)	Except as disclosed in Schedule 13, neither the Company nor the Bank maintains an executive supplemental retirement plan.

3.1.21	Broker’s or Finder’s Fees. Except for the fees of Hovde deemed by its board to be required to obtain a fairness opinion and related advice from Hovde to effect the Merger, no agent, broker, person or firm acting on behalf of the Company or the Bank, or under its authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Merger.

3.2	Representations and Warranties of Glacier. Except as disclosed in a schedule to this Agreement, Glacier represents and warrants to the Company and the Bank:

3.2.1	Organization and Good Standing. Glacier is a corporation duly organized, validly existing and in good standing under the laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank, a corporation or a trust duly organized, validly existing and in good standing under the laws of its state of incorporation or organization, and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2	Corporate Authority. The execution, delivery and performance of this Agreement does not and will not, and the consummation by Glacier of the Merger will not, constitute or result in: (1) a breach or violation of, or a default under, either its articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which it is bound or to which it is a party (collectively, the “Glacier Contracts”); or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which it is subject; or (4) any change in the rights or obligations of any party under any of the Glacier Contracts.

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3.2.3	Capital Stock.

(i)	The authorized capital stock of Glacier consists of 62,500,000 shares of Glacier Common Stock, $0.01 par value per share, and 1,000,000 shares of Glacier Preferred Stock, $0.01 par value per share. A total of 24,530,677 shares of Glacier Common Stock were issued and outstanding as of November 30, 2004, all of which were validly issued and are fully paid and nonassessable. No shares of Glacier Preferred Stock are issued or outstanding. As of November 30, 2004, Glacier Options with respect to 1,244,383 shares of Glacier Common Stock have been granted and are outstanding.

(ii)	No unissued shares of common stock or any other securities of Glacier or any of its Subsidiaries are subject to any warrants, options, conversion privileges, rights or commitments of any character, kind or nature, except as set forth in Glacier’s Reports, and neither Glacier nor any of its subsidiaries has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.2.4	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2001, Glacier and each of its Subsidiaries has filed and will file all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities, other than those the failure of which to file could not reasonably be expected to have a Material Adverse Effect on Glacier and its Subsidiaries. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)	Delivery to Other Party of Reports. Glacier has made available to the Company a copy of each Report under the Securities Laws filed, used or circulated by it with respect to periods since January 1, 2001, through the Execution Date.

(iii)	Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv)	Financial Statements. Each of Glacier’s balance sheets included in the Glacier Financial Statements fairly presents (or, in the case of Glacier Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of Glacier and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and stockholders’

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equity included in the Glacier Financial Statements fairly presents (or, in the case of Glacier Financial Statements to be prepared in accordance with Section 4.10 of this Agreement for periods ending on a date following the Execution Date, will fairly present) the results of operations, stockholders’ equity and cash flows, as the case may be, of Glacier and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5	Financing and Shares Available. Glacier has, and at the Effective Date will have, (i) sufficient cash and cash equivalents on hand to pay the Per Share Cash Consideration, cash in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the Glacier Shares.

3.2.6	Absence of Regulatory Action. Neither Glacier nor any of its Subsidiaries is, to the knowledge of its Executive Officers, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither Glacier nor any of its Subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state regulatory authorities, nor have they been advised by such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

3.2.7	Compliance with Laws. Glacier and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit Glacier or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of Glacier’s Executive Officers, no suspension or cancellation of any of them is threatened.

3.2.8	Knowledge as to Conditions. Glacier knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 of this Agreement can not be obtained.

3.2.9	Litigation. Except as disclosed in Glacier’s Reports, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against Glacier or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Merger and, to the best knowledge of Glacier’s Executive Officers after reasonable inquiry, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.2.10	Taxes. All tax returns and reports required by law to be filed by Glacier and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government

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charges upon Glacier or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of Glacier and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of Glacier and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement.

3.2.11	No Material Adverse Effect. Since December 31, 2003, (i) Glacier and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on Glacier or any of its Subsidiaries.

3.2.12	Completeness of Representations. No representation or warranty made by or with respect to Glacier or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.2.13	Subsidiaries. Except as disclosed in Glacier’s Reports, Glacier has no Subsidiaries. The shares of capital stock of each of its Subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer.

3.2.14	Labor Matters. Neither Glacier nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither Glacier nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving Glacier or its Subsidiaries is pending or, to the knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.2.15	Broker’s or Finder’s Fees. Except for the fees of D.A. Davidson & Co. deemed by management of Glacier to be appropriate for advice to Glacier in connection with the Merger, no agent, broker, person or firm acting on behalf of Glacier, or under its authority, is or will be entitled to any commission, broker’s, finder’s, or financial advisory fee in connection with the Merger.

SECTION 4.
CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1	Conduct of the Company’s and the Bank’s Business Prior to Closing. The parties each covenant that, prior to Closing:

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4.1.1	Availability of Books, Records and Properties.

(i)	With prior notice to the Company, the books, records, properties, contracts and documents of the Company and the Bank will be available at all reasonable times to Glacier and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as Glacier deems reasonably relevant to the Merger. The Company and the Bank will cooperate fully in such inspection and audit, and will make available all information reasonably requested by or on behalf of Glacier.

(ii)	Upon request by Glacier, the Company and the Bank will request that any third parties involved in the preparation or review of the Company Financial Statements or the Company Subsequent Financial Statements disclose to Glacier the work papers or any similar materials related to such financial statements.

4.1.2	Ordinary and Usual Course. Without prior written consent of Glacier and except as required by the Director, the FDIC or the Federal Reserve (so long as Glacier receives prior written notice of such required action), the Company and the Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following:

(i)	effect any stock split or other recapitalization with respect to Company Common Stock or the shares of the Bank; issue (except for issuances upon the exercise of Company Options), pledge or encumber in any way any shares of such capital stock; or grant any option for shares of such capital stock;

(ii)	other than dividends by the Bank to the Company as necessary to pay the Company Transaction Fee expenses consistent with this Agreement, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to Company Common Stock or the shares of the Bank;

(iii)	acquire, sell, transfer, assign, encumber or otherwise dispose of assets or make any commitment other than in the ordinary and usual course of business;

(iv)	solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur any indebtedness for borrowed money;

(v)	offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a loan or extension of credit in an amount greater than $750,000 without prior consultation with Glacier;

(vi)	except for the transfer of the Leased Real Property, cancellation of Leases and satisfaction of obligations as contemplated by Section 4.1.12, acquire an ownership interest or a leasehold interest in any real property, except those disclosed in Schedule 6, whether by foreclosure or otherwise, without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to Glacier such evaluation and at least 30 days’ advance notice;

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(vii)	enter into, renew, or terminate any contracts calling for a payment by either of them of more than $10,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, (2) consistent with past practices, and (3) providing for not less (in the case of loans) or more (in the case of deposits) than prevailing market rates of interest;

(viii)	enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by either of them of more than $10,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

(ix)	enter into any personal services contract with any person or firm outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, investment advisory, or tax services entered into to directly facilitate the Merger;

(x)	(A) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain realized from all sales after the Execution Date would be more than $25,000 or (B) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(xi)	amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(xii)	implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by Glacier or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(xiii)	implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

(xiv)	other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to Glacier, make any capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate, except for the Company Transaction Fee expenses, which expenses may not exceed $170,000;

(xv)	enter into any other transaction or make any expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Merger; or

(xvi)	take any action which would materially and adversely affect or delay their ability or the ability of Glacier to obtain any necessary approvals, consents or waivers of any governmental authority required for the Merger or to perform their respective covenants and agreements under this Agreement.

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4.1.3	Continuing Representation and Warranty. They will not do or cause to be done anything that would cause any representation or warranty in Section 3.1 of this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by Glacier.

4.1.4	Maintenance of Properties. Each will maintain its respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

4.1.5	Preservation of Business Organization. Each will use its reasonable efforts to:

(i)	Preserve its respective business organization.

(ii)	Retain the services of management and employees consistent with such program for consolidation of redundant employment positions resulting from the Merger as will be developed in cooperation with Glacier.

(iii)	Preserve the goodwill of suppliers, customers and others with whom the Company and the Bank have business relations.

4.1.6	Senior Management. Without prior consultation with Glacier, neither the Company nor the Bank will make any change with respect to present management personnel having the rank of vice-president or higher.

4.1.7	Compensation. The Company and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by the Company or the Bank to any of their directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with the Company’s and the Bank’s established policies with respect to the timing and amounts of such increments. The Company and the Bank will not pay any performance-related or other bonuses to any of their directors, officers, employees, agents or consultants, except for reasonable and customary employee and officer bonuses, consistent with past practice, based on 2004 performance criteria and payable in 2005. Without the prior written approval of Glacier, the Company and the Bank will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks notice.

4.1.8	Audited Financial Statements. If required by the SEC or otherwise reasonably requested by Glacier, the Company will cause to be conducted at the sole expense of Glacier an audit of its consolidated financial statements, conducted by a firm registered with the PCAOB, that satisfies all applicable rules and regulations promulgated by the SEC in order for such audited financial statements to be included in the Form S-4 Registration Statement contemplated by Section 4.2 of this Agreement.

4.1.9	Update of Financial Statements. The Bank will deliver unaudited balance sheets and related statements of income for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. If the Merger is not consummated prior to February 28, 2005, the Company will deliver by such date an audited consolidated balance sheet and related consolidated statement of income and stockholders’ equity for the fiscal year ending on December 31, 2004. If the Merger is not consummated prior to April 15, 2005, the Company will deliver by such date unaudited balance sheets and related statements of income and stockholders’ equity for the fiscal quarter ending on March 31, 2005. Such monthly,

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quarterly and year-end financial statements are collectively referred to in this Agreement as the “Subsequent Company Financial Statements.” The Subsequent Company Financial Statements:

(i)	will be prepared from the books and records of the Company and its subsidiaries;

(ii)	will present fairly the financial position and operating results of the Company and its subsidiaries at the times indicated and for the periods covered;

(iii)	will be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

(iv)	will reflect all liabilities, contingent or otherwise, of the Company and its Subsidiaries on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount. All contingent liabilities not recorded on the Subsequent the Company Financial Statements will be disclosed in writing to Glacier.

4.1.10	Update Schedules. From the date of this Agreement until Closing, the Company will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of the Company or its Subsidiaries to ensure that such Schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of the Company’s or the Bank’s representations or warranties contained in this Agreement.

4.1.11	Acquisition Proposal. The Company agrees that neither it nor any of its Subsidiaries will, and the Company will direct and use its best efforts to cause its directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of the Company) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or equity securities of, the Company or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”) or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board’s counsel, engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Company and its Subsidiaries will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 4.1.11. The Company will notify Glacier immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with the Company or its Subsidiaries.

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4.1.12	Status of Title/Leasehold Interests. No later than 15 days after the Execution Date, the Company will provide Glacier with title reports for the Property issued by Pioneer Title Company of Bannock County (with regard to the main office and Flandro office) and Alliance Title and Escrow Corporation (with regard to the Idaho Falls office) or such other title insurance company reasonably satisfactory to the parties. These title reports must show the current status of title to all Property. Within 15 days after the date on which the Company delivers all of the title reports to Glacier for its review, Glacier will inform the Company in writing whether, and in what manner, it objects to any of the exceptions to title shown on any of the title reports. The Company will, within 10 days of the date on which it receives the written notice of objection from Glacier, inform Glacier if there are any objections that it is unable to remove at or prior to Closing. The Company will not, however, be obligated to remove exceptions that are non-monetary exceptions that do not interfere with the use of the properties as bank branch locations. At Closing, the Company will provide Glacier with title policies issued with respect to each of the Properties, in an amount commensurate with the value of each such Property as agreed upon by Glacier and the Company, dated as of the Effective Date, and that each such Property is unencumbered by any Liens, other than Liens for taxes not yet delinquent and other exceptions to title as set forth in the title reports as approved by Glacier.

4.1.13	Directors’ and Officers’ Liability. Immediately prior to the Effective Date, the Company will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the knowledge of its Executive Officers, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.5 of this Agreement and known to the Company, or circumstances reasonably deemed by Glacier to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.14	Review of Loans. The Company and the Bank will permit Glacier to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s ALLL. Glacier will have continued access to the Bank’s loans through Closing to update the examination. At Glacier’s reasonable request, the Bank will provide Glacier with current reports updating the information set forth in Schedule 10.

4.1.15	Conduct of Glacier’s Business Before Closing. Glacier will:

(i)	provide the Company with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to Glacier;

(ii)	conduct, and cause its Subsidiaries to conduct, their respective businesses in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

(iii)	maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the Glacier Financial Statements, except for changes in such principles and practices required under GAAP.

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4.2	Registration Statement.

4.2.1	Preparation of Registration Statement.

(i)	A Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) will be filed by Glacier with the SEC under the Securities Act for registration of the Glacier Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/Proxy Statement”) to be mailed together with any amendments and supplements to the Company’s stockholders.

(ii)	The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their best efforts to: (1) file the Registration Statement with the SEC within 45 days following the Execution Date, and (2) obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(iii)	Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the Company Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of Glacier relating to Glacier and by or on behalf of the Company relating to the Company, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(iv)	Glacier will pay all fees and costs associated with the preparation by Glacier’s counsel (and other professional advisors) and the filing of the Registration Statement. The Company will pay all costs associated with the review and preparation by the Company’s counsel of the Registration Statement and the Prospectus/Proxy. The Company will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its stockholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement. Upon Glacier’s request, the Prospectus/Proxy will be printed by Bowne Financial Print, a division of Bowne & Co., in coordination with Bowne’s Seattle office.

4.2.2	Submission to Shareholders.

(i)	Glacier and the Company will submit the Prospectus/Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the

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Prospectus/Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

(ii)	The Company will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “Company Meeting”). The Company Meeting will be held on the earliest practical date after the date the Prospectus/Proxy Statement may first be sent to the Company’s shareholders without objection by applicable governmental authorities. Except as otherwise required to comply with the fiduciary responsibilities of its board of directors, the Company’s board of directors and officers will recommend approval of the Merger to the Company’s shareholders.

4.3	Affiliate Letters.

4.3.1	Affiliate List. Certain persons may be deemed “affiliates” of the Company under Rule 145 of the Securities Act. Within thirty days after the Execution Date, the Company will deliver to Glacier, after consultation with legal counsel, a list of names and addresses of those persons who may be deemed to be Company “affiliates” with respect to the Merger within the meaning of Rule 145. Prior to when the Registration Agreement is filed with the SEC, the Company will deliver, or cause to be delivered, to Glacier a letter from each of these “affiliates,” and any additional person who may deemed to be an “affiliate” before the Effective Date and after the date of the list, dated as of the date of its delivery and in the form attached as Exhibit A.

4.3.2	Restrictive Legends. Glacier will place a restrictive legend on all certificates representing Glacier Shares to be received by those persons who may be deemed to be an “affiliate,” so as to preclude their transfer or disposition in violation of the affiliate letters. Glacier will also instruct its transfer agent not to permit the transfer of those shares, and to take any other steps reasonably necessary to ensure compliance with Rule 145.

4.4	Submission to Regulatory Authorities. Representatives of Glacier will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of their counsel, in order to consummate the Merger. Glacier will use its best efforts to file such regulatory applications within 45 days following the Execution Date. Glacier will provide copies of such applications for review by the Company prior to their submission to the applicable regulatory authorities. These applications are expected to include:

(i)	An application and related filings to the Federal Reserve and Director regarding the Merger.

(ii)	Filings and coordination with the offices of the Idaho and Montana Secretaries of State with respect to the Merger.

4.5	Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public

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statements concerning the Merger will occur upon, and be determined by, the mutual consent of the Company and Glacier.

4.6	Consents. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit Glacier, the Company and the Bank to consummate the Merger.

4.7	Further Actions. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Merger promptly.

4.8	Notice. The parties will provide each other with prompt written notice of:

(i)	Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

(ii)	The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

(iii)	In the case of the Company and the Bank only, acquisition of an ownership or leasehold interest in any real property (except as disclosed in Schedule 6), as specified in Section 4.1.2 of this Agreement.

4.9	Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Merger, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them; and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Merger.

4.10	Update of Glacier Financial Statements. Glacier will make Subsequent Glacier Financial Statements available to the Company by the earlier of: (1) five (5) days after Glacier prepares and issues them or (2) the date that such financial statements are filed with the SEC pursuant to Glacier’s reporting obligations under the Exchange Act. The Subsequent Glacier Financial Statements will:

(a)	be prepared from the books and records of Glacier and its Subsidiaries;

(b)	present fairly the financial position and operating results of Glacier and its Subsidiaries at the times indicated and for the periods covered;

(c)	be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable, subject to normal year-end adjustments; and

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(d)	reflect all liabilities, contingent or otherwise, of Glacier on the respective dates and for the respective periods covered, except for liabilities not required to be so reflected in accordance with GAAP or not significant in amount.

4.11	Availability of Glacier’s Books, Records and Properties.

(a)	Glacier will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to the Company and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. Glacier will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of Glacier.

(b)	At the Company’s request, Glacier will request any third parties involved in the preparation or review of (1) Glacier Financial Statements or (2) any audits of Glacier’s operations, loan portfolios or other assets, to disclose to the Company the work papers or any similar materials related to these items.

4.12	Blue Sky Filings. Glacier will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “blue sky” permits and approvals.

4.13	Tax Treatment. Neither Glacier and its Subsidiaries nor the Company and its Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.14	Best Efforts. Subject to the terms and conditions of this Agreement and, in the case of the Company and the Bank, to the exercise by its Board of Directors of its fiduciary duties, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger by March 15, 2005, and to otherwise enable consummation of the transactions contemplated by this Agreement.

SECTION 5.
APPROVALS AND CONDITIONS

5.1	Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Merger by all appropriate regulatory agencies having jurisdiction with respect to the Merger; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the reasonable opinion of Glacier, would deprive Glacier of the material economic or business benefits of the Merger.

5.2	Conditions to Obligations of Glacier. All obligations of Glacier pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1	Representations and Warranties. The representations and warranties of the Company and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement will be true and correct at Closing, with the same force and effect as though such representations and warranties had been made on and as of Closing, except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations

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and warranties will be true and correct as of such date. The Company and the Bank will have delivered to Glacier their respective certificates to that effect, executed by a duly authorized officer of the Company and dated as of Closing.

5.2.2	Compliance. The Company and the Bank each will have performed and complied in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. The Company and the Bank will have delivered to Glacier their respective certificates to that effect, executed by a duly authorized officer of the Company and dated as of Closing.

5.2.3	Transaction Fees. The Company Transaction Fees have not exceeded $170,000. “Company Transaction Fees” means all costs and expenses incurred by the Company or owed or paid by the Company to its investment advisors, legal counsel, accountants and printers in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Merger, excluding, however, any fees and costs incurred prior to October 4, 2004.

5.2.4	Transaction Fees Statements. The Company has delivered to Glacier a statement, in a form reasonably satisfactory to Glacier, from each third party to whom the Company has paid or owes the Company Transaction Fees. Each statement must set forth the total costs and expenses paid or owing to the third party in connection with the Merger’s consummation. The Company has delivered to Glacier its certificate, executed by a duly authorized officer of the Company and dated as of Closing, stating the total the Company Transaction Fees and certifying that the Company is in compliance with Section 5.2.3 and this Section 5.2.4.

5.2.5	No Material Adverse Effect. Since December 31, 2003, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to the Company or the Bank.

5.2.6	Financial Condition. The following will be true and the certificates of the Company and the Bank referred to in Section 5.2.2 will so state:

(i)	The Bank’s ALLL will be adequate to absorb the Bank’s anticipated loan losses, and such determination of adequacy will be made in consultation with Glacier.

(ii)	The reserves set aside for any contingent liabilities of the Company and the Bank will be adequate to absorb all reasonably anticipated losses.

5.2.7	No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.2.8	Real Property Matters. Glacier has received all title insurance policies required under Section 4.1.12 (or irrevocable commitments by the title insurance company to issue such policies).

5.2.9	Corporate and Shareholder Action. Each of the following will have approved the Merger:

(i)	The Boards of Directors of the Company and the Bank; and

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(ii)	The shareholders of the Company.

5.2.10	Resignation of Directors. The directors of the Company will have tendered their written resignations from the Board of Directors of the Company, to be effective upon consummation of the Merger.

5.2.11	Appointment to Bank Board of Directors. The Bank’s board of directors will have appointed Michael J. Blodnick to serve as a director of the Bank, to be effective upon consummation of the Merger.

5.2.12	Tax Opinion. Glacier has, at Glacier’s expense, obtained from Graham & Dunn PC and delivered to the Company, an opinion addressed to the Company and Glacier (in form and substance reasonably satisfactory to the Company and its counsel, and subject to reasonable limitations, conditions and assumptions) substantially to the effect that:

(i)	The Merger will qualify as a reorganization within the meaning of IRC Section 368(a)(1)(A).

(ii)	Holders of Company Common Stock who receive solely cash in exchange for their shares of Company Common Stock, and who own those shares as capital assets and who do not actually or constructively own shares of Glacier after the Merger, will recognize capital gain or loss. The amount of such gain or loss will be equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for such shares of Company Common Stock. The gain or loss will be long-term capital gain or loss if such shares of Company Common Stock were held for more than one year.

(iii)	A holder of Company Common Stock who receives both Glacier Shares and cash consideration in exchange for his or her shares of Company Common Stock will recognize gain, but not loss, to the extent of the lesser of the gain realized by such shareholder in the exchange or the amount of cash received by such shareholder in the exchange. Any gain recognized by a shareholder who owns his or her shares of Company Common Stock as capital assets will be treated as capital gain, if the exchange is, with respect to such shareholder, either “substantially disproportionate” or “not essentially equivalent to a dividend,” each within the meaning of IRC Section 302(b).

The exchange will be “substantially disproportionate” with respect to a shareholder if the percentage of shares of outstanding Glacier Common Stock (actually and constructively) owned by the shareholder immediately after the Merger is less than 80% of the percentage of the outstanding shares of Glacier Common Stock (actually and constructively) owned by the shareholder immediately before the Merger, and the shareholder owns less than 50% of the combined voting power of all classes of Glacier Common Stock entitled to vote on any matter requiring approval by Glacier’s shareholders. For purposes of determining the percentage of the outstanding shares of Glacier Common Stock (actually and constructively) owned by the shareholder immediately before the Merger, the shareholder is treated as if (1) all such shareholder’s shares of Company Common Stock were first exchanged in the Merger for shares of Glacier Common Stock, and (2) a portion of those shares of Glacier Common Stock were then redeemed for the cash actually received in the Merger.

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The exchange will be “not essentially equivalent to a dividend” with respect to a shareholder if the reduction in such shareholder’s stock ownership is a “meaningful reduction,” given his or her particular facts and circumstances. The Internal Revenue Service has ruled that a reduction in the stock ownership of a minority shareholder who owns a small number of shares in a publicly and widely held corporation, and who exercises no control over the affairs of the corporation, will meet this test.

(iv)	A holder of Company Common Stock who receives solely Glacier Shares in exchange for his or her shares of Company Common Stock will not recognize any gain or loss except in respect to cash received in lieu of any fractional share of Glacier Common Stock.

5.2.13	Opinion of Counsel. The Company has obtained from Jones & Keller, P.C. and delivered to Glacier an opinion of counsel, containing the opinions set forth in Exhibit B to this Agreement.

5.2.14	Affiliate Letters. Glacier has received the affiliate list and letters specified in Section 4.3.1.

5.2.15	Registration Statement. The Registration Statement, as it may have been amended, required in connection with the Glacier Shares, and as described in Section 4.2, has become effective, and no stop-order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

5.2.16	Cash Paid. The aggregate amount of the cash to be paid for Proposed Dissenting Shares will not exceed ten percent (10%) of the cash value of the Merger Consideration, as it may be adjusted under this Agreement. For purposes of this Section 5.2.16, the assumed cash value per Proposed Dissenting Share will be $37.47.

5.2.17	No Change in Loan Review. The Company and the Bank have provided to Glacier the reports reasonably requested by Glacier under Section 4.1.14, and neither these reports nor any examinations conducted by Glacier under Section 4.1.14 reveal a change which constitutes a Material Adverse Effect in either: (i) the information set forth in Schedule 10 or (ii) information revealed during Glacier’s previous examinations of the Bank’s loans.

5.2.18	Consents. The Company has obtained the consents as indicated in Schedule 3.

5.2.19	Fairness Opinion. The Company will have received from Hovde an updated fairness opinion, dated on or about the date on which the Prospectus/Proxy Statement is distributed to the Company’s shareholders, to the effect that the Merger Consideration to be received by the Company shareholders pursuant to Sections 1.2 and 1.3 of this Agreement is fair to such shareholders from a financial point of view.

5.2.20	Exercise of Options. The holders of all of the Company Qualified Options will have exercised their rights to receive Company Common Stock in exchange for such options and will have paid the Exercise Price for such options in cash.

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5.2.21	Real Property Transfer. Each of the following real estate transactions will have occurred:

(i)	The Company will have transferred to the Bank its ownership interest in the Bank’s office location in Idaho Falls, Idaho; and

(ii)	The Bank will have purchased from CCB Properties, LLC, the Bank’s main office building at 280 South Arthur, Pocatello, Idaho.

5.2.22	SERP Agreements. The Executive Supplemental Compensation Agreements, dated May 1, 2004, between the Bank and each of Ralph G. Cottle, Martin D. Doncouse, Daniel C. Heiner, Amy D. Rhoads, and Terrill R. Schwartz, will have been terminated, and each participant will have received the payment that he or she otherwise would have been entitled to if Section 5.4 had been triggered.

5.3	Conditions to Obligations of the Company and the Bank. All obligations of the Company and the Bank pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1	Representations and Warranties. The representations and warranties of Glacier contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement will be true and correct at Closing, with the same force and effect as though such representations and warranties had been made on and as of Closing, except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct as of such date. Glacier will have delivered to the Company and the Bank their respective certificates to that effect, executed by a duly authorized officer of Glacier and dated as of Closing.

5.3.2	Compliance. Glacier will have performed and complied with all terms, covenants and conditions of this Agreement on or before Closing. Glacier will have delivered to the Company and the Bank its certificate to that effect, executed by a duly authorized officer of Glacier and dated as of Closing.

5.3.3	No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Merger.

5.3.4	No Material Adverse Effect. Since December 31, 2003, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to Glacier.

5.3.5	Fairness Opinion. The fairness opinion specified in Section 5.2.19 will have been delivered.

5.3.6	Tax Opinion. The tax opinion specified in Section 5.2.12 has been delivered to the Company.

5.3.7	Opinions of Counsel. Glacier has obtained from Graham & Dunn PC and Glacier’s Montana corporate counsel and delivered to the Company opinions of counsel containing the opinions set forth in Exhibit C and Exhibit D, respectively, to this Agreement.

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5.3.8	Corporate Action. The Board of Directors of Glacier will have approved the Merger.

5.3.9	Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.15.

5.3.10	Blue Sky Filings. Glacier has received the state securities laws or “blue sky” permits and approvals specified in Section 4.12.

5.3.11	Payments to the Exchange Agent. Glacier will have deposited the Merger Consideration with the Exchange Agent.

5.3.12	Actions under Indenture. Glacier will have taken or caused to be taken all actions required by it pursuant to Article XI of the Indenture.

SECTION 6.
DIRECTORS, OFFICERS AND EMPLOYEES

6.1	Directors. As a condition to the execution of this Agreement, each member of the Company’s board of directors of the Company has entered into the written agreements described in Recital F on or before the Execution Date. The noncompetition agreements will take effect at the Effective Date.

6.2	Officer’s Employment Contract. At the Effective Date, the Employment Agreement described in Recital E will take effect.

6.3	Bank Board of Directors. From and after the Effective Date, the board of directors of the Bank will include the members of the board of directors of the Bank as constituted immediately prior to the Effective Date, together with Michael J. Blodnick.

6.4 Employee Benefit Issues.

6.4.1	Comparability of Benefits. Glacier intends that its current personnel policies will apply to any current employees of the Company and the Bank who are retained in the service of Glacier after Closing. Such retained employees will be eligible to participate in all of the benefit plans of Glacier that are generally available to similarly situated employees of Glacier in accordance with and subject to the terms of such plans, including the ability of Company employees to roll over employee loans from the Company’s 401(k) retirement plan to Glacier’s 401(k) retirement plan. Glacier intends that, as soon as practicable after consummation of the Merger, the Company’s existing benefit plans will be terminated.

6.4.2	Treatment of Past Service. For purposes of such participation, current employees’ prior service with the Company and/or the Bank will constitute prior service with Glacier for purposes of determining eligibility and vesting (including but not limited to vacation time).

6.4.3	Severance Payments. If individuals who are Bank employees as of the Execution Date are terminated within three months of the Effective Date as a result of a consolidation of staff functions, such employees will be entitled to receive the severance payment specified in Glacier’s Severance Plan for Employees, as in effect at the time of such termination.

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6.4.4	No Contract Created. Except as provided in Section 6.2 of this Agreement, nothing in this Agreement will give any employee a right to continuing employment.

6.5	Indemnification of Directors and Executive Officers. For a period of six (6) years from and after the Effective Date, Glacier will indemnify and defend each present and former director and officer of the Company and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Date, including, without limitation, the Merger contemplated by this Agreement, to the fullest extent that the Company and/or the Bank are permitted to indemnify (and advance expenses to) its directors and officers under applicable law and under their respective articles of incorporation or bylaws in effect at the date of this Agreement. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under the Company’s or the Bank’s Articles of Incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to Glacier or any of its Subsidiaries) selected by Glacier and reasonably acceptable to such officer or director. For a period of six (6) years after the Effective Date, Glacier will use reasonable efforts to cause to be maintained in effect (with reputable and financially sound insurers) director and officer liability insurance substantially similar to that maintained by Glacier with respect to claims arising from facts or events that occurred before the Effective Date.

SECTION 7.
TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1	Termination by Reason of Lapse of Time. If Closing does not occur on or before May 15, 2005 (the “Termination Date”), either Glacier or the Company may terminate this Agreement and the Merger if both of the following conditions are satisfied:

(a)	the terminating party’s board of directors decides to terminate by a majority vote of its members; and

(b)	the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2 Termination Due To Glacier Average Closing Price Greater than $37.00.

7.2.1	The Company’s Right to Terminate. By specific action of its board of directors, the Company may terminate this Agreement and the Merger by written notice to Glacier on the business day immediately following the Determination Date, in the event that the Glacier Average Closing Price is greater than $37.00.

The foregoing event is referred to as the “High Stock Value Adjustment Trigger.” If Glacier declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the Glacier Common Stock will be appropriately adjusted for the purpose of applying this Section 7.2. If the Company elects to exercise its termination right as a result of the High Stock Value Adjustment Trigger, the provisions of Section 7.2.2 will apply.

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7.2.2	Glacier’s Right to Adjust Consideration. If the Company provides written notice to Glacier in accordance with Section 7.2.1, then within one business day of Glacier’s receipt of such notice, Glacier may elect by written notice to the Company to adjust the Per Share Stock Consideration through the issuance of additional Glacier Shares in an amount such that the Per Share Stock Consideration equals the number of shares of Glacier Common Stock that a holder of Company Common Stock would have received had the Glacier Average Closing Price been $37.00.

If Glacier makes such election to increase the Merger Consideration, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Merger Consideration has been supplemented).

7.3 Termination Due To Glacier Average Closing Price Less than $27.00.

7.3.1	Glacier’s Right to Terminate. By specific action of its board of directors, Glacier may terminate this Agreement and the Merger by written notice to the Company on the business day immediately following the Determination Date, in the event that the Glacier Average Closing Price is less than $27.00.

The foregoing event is referred to as the “Low Stock Value Adjustment Trigger.” If Glacier declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the price for the Glacier Common Stock will be appropriately adjusted for the purpose of applying this Section 7.3. If Glacier elects to exercise its termination right as a result of the Low Stock Value Adjustment Trigger, the provisions of Section 7.3.2 will apply.

7.3.2	The Company’s Right to Accept Adjusted Consideration. If Glacier provides written notice to the Company in accordance with Section 7.3.1, then within one business day of the Company’s receipt of such notice, the Company may elect by written notice to Glacier to accept an adjustment to the Per Share Stock Consideration through the issuance of fewer Glacier Shares, such that the Per Share Stock Consideration equals the number of shares of Glacier Common Stock that a holder of Company Common Stock would have received had the Glacier Average Closing Price been $27.00.

If the Company makes such election to accept such decrease in the Merger Consideration, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Merger Consideration has been supplemented).

7.4	Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by the Company’s stockholders, unless otherwise provided) as follows:

7.4.1	Mutual Consent. By mutual consent of the Company and Glacier, if the boards of directors of each party agrees to terminate by a majority vote of its members.

7.4.2	No Regulatory Approvals. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Merger); provided, however, that either party will have fifteen (15) business days following receipt of such denial to appeal the decision, and if such appeal

40

is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time.

7.4.3	Breach of Representation. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by the Company or the Bank) or Section 5.3.1 (in the case of a breach of a representation or warranty by Glacier). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party the Termination Fee.

7.4.4	Breach of Covenant. By either party, (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party the Termination Fee; provided, however, that Glacier will not be entitled to collect the Termination Fee in the event of a breach of Section 4.1.12 of this Agreement caused by the Company’s inability (after good faith effort) to remove exceptions to title as provided for in that section.

7.4.5	The Company Fails to Recommend Shareholder Approval. By Glacier (provided that Glacier is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), before the Company’s stockholders approve the Merger, if the Company’s Board of Directors: (a) fails to recommend to its stockholders the approval of the Merger or (b) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to stockholders to approve the Merger. In the event of termination pursuant to this Section 7.4.5, Glacier will be entitled to receive from the Company the Break-Up Fee.

7.4.6	Impracticability. By either Glacier or the Company, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.6 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Merger has become inadvisable or impracticable by reason of the institution of litigation by the federal government or the government of the State of Idaho to restrain or invalidate the Merger or this Agreement.

7.4.7	Dissenting Shares. By Glacier, if holders of 10% or more of the outstanding shares of Company Common Stock are Proposed Dissenting Shares.

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7.4.8	Superior Proposal – Termination by the Company. By the board of directors of the Company upon written notice to Glacier if the board of directors of the Company has in good faith determined that a Takeover Proposal constitutes a Superior Proposal; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 7.4.8 unless (i) it has not breached Section 4.1.11 of this Agreement, (ii) subsequent to delivering such notice of termination it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided Glacier at least five days’ prior written notice advising Glacier that the board of directors of the Company is prepared to accept a Superior Proposal and given Glacier, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with Glacier in good faith with respect to such terms) in such a manner as would enable the Company’s board of directors to proceed with the Merger, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to Glacier the Break-Up Fee.

7.4.9	Superior Proposal – Termination by Glacier. By Glacier upon written notice to the Company if (i) an Acquisition Event will have occurred; or (ii) a third party will have made a proposal to the Company or its shareholders to engage in or entered into an agreement with respect to an Acquisition Event and this Agreement and the Merger are not approved at the Company Meeting.

7.5	Termination Fee Payable By the Company. Due to expenses, direct and indirect, incurred by Glacier in negotiating and executing this Agreement and in taking steps to effect the Merger, the Company will pay to Glacier $170,000 (the “Termination Fee”), if Glacier terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.5, it will be payable on Glacier’s demand and must be paid by the Company within three business days following the date of Glacier’s demand. In no event will the Termination Fee become payable to Glacier based solely upon a determination by Glacier pursuant to Section 5.2.6(i) that the Bank’s ALLL is inadequate, so long as the Bank has (i) adjusted the ALLL on a monthly basis consistent with past practice, and (ii) agreed to increase the ALLL by up to an additional $500,000 as determined by Glacier within two weeks of the Effective Date.

7.6	Termination Fee Payable By Glacier. Due to expenses, direct and indirect, incurred by the Company in negotiating and executing this Agreement and in taking steps to effect the Merger, Glacier will pay to the Company the Termination Fee if the Company terminates this Agreement pursuant to Sections 7.4.3 (breach of representation) or 7.4.4 (breach of covenant). If the Termination Fee becomes payable pursuant to this Section 7.6, it will be payable on the Company’s demand and must be paid by Glacier within three business days following the date of the Company’s demand.

7.7	Break-Up Fee. If (a) this Agreement is terminated pursuant to Section 7.4.5 (the Company Fails to Recommend Shareholder Approval), Section 7.4.8 (Superior Proposal – Termination by the Company), or Section 7.4.9(i) (Superior Proposal – Termination by Glacier – Immediate Acquisition Event), then the Company will immediately pay to Glacier a fee equal to $860,000 (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.9(ii) (Superior Proposal – Termination by Glacier –Subsequent Acquisition Event) and prior to or within six months after such termination, the Company or the Bank enter into an agreement, or publicly announce an intention, to engage in an Acquisition Event, or within twelve months after such

42

termination an Acquisition Event will have occurred, then the Company will promptly pay to Glacier the Break-Up Fee.

7.8	Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.5, 7.6 and 7.7, Glacier and the Company will each pay their own out-of-pocket costs incurred in connection with this Agreement, and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination Fee and the Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

SECTION 8.
MISCELLANEOUS

8.1	Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

Glacier	Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, Montana 59901
Attn: Michael J. Blodnick, President and CEO

with a copy to:	Kimberly F. Stephan, Esq.
Graham & Dunn PC
Pier 70
2801 Alaskan Way Suite 300
Seattle, Washington 98121-1128

Company/Bank	Citizens Bank Holding Company
280 South Arthur
Pocatello, Idaho 83204
Attn: Ralph G. Cottle, President and CEO

with a copy to:	Ernest J. Panasci, Esq.
Jones & Keller, P.C.
4600 South Ulster Street, Suite 880
Denver, Colorado 80237

or to such other address or person as any party may designate by written notice to the other.

8.2	Waivers and Extensions. Subject to Section 9 of this Agreement, Glacier or the Company may grant waivers or extensions to the other party, but only through a written instrument executed by the President and CEO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a)	any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

43

(b)	compliance with any of the covenants of any other party; and

(c)	any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3	Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the Parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the Parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

8.4	Survival of Representations, Warranties, and Covenants. The representations and covenants in this Agreement will not survive Closing or termination of this Agreement, except that (1) Section 4.9 (Confidentiality), Sections 7.5, 7.6 and 7.7 (Termination-Related Fees & Break-Up Fee), Section 7.8 (expense allocation), and Sections 8.3 through 8.8 will survive termination, and (2) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including without limitation, Section 6.5 (Indemnification), will survive Closing.

8.5	Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Merger, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6	Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Ada County, Idaho.

8.7	Governing Law and Venue. This Agreement will be governed by and construed in accordance with the laws of the State of Idaho, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in Ada County, Idaho. Each party consents to and submits to the jurisdiction of any local state or federal court located in Ada County, Idaho.

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8.8	Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9	No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

SECTION 9.
AMENDMENTS

     Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before a or after the Company Meeting; provided, however, that after approval by the Company’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of the Company without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.

[signatures on next page]

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     DATED this 15th day of December, 2004.

GLACIER BANCORP, INC.

By:	/s/ Michael J. Blodnick

Michael J. Blodnick
Its:	President and Chief Executive Officer

CITIZENS BANK HOLDING COMPANY

By:	/s/ Ralph G. Cottle

Ralph G. Cottle
Its:	President and Chief Executive Officer

CITIZENS COMMUNITY BANK

By:	/s/ Ralph G. Cottle

Ralph G. Cottle
Its:	President and Chief Executive Officer

46

STATE OF MONTANA	)
) ss.
COUNTY OF FLATHEAD	)

     On this 15th day of December, 2004, before me personally appeared MICHAEL J. BLODNICK, to me known to be the President and Chief Executive Officer of Glacier Bancorp, Inc., the corporation that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

     IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ LeeAnn Wardinsky

NOTARY PUBLIC in and for the State of
Montana___, residing at Kalispell___
My Commission expires:
7-21-2007___

STATE OF IDAHO	)
) ss.
COUNTY OF BANNOCK	)

     On this 15th day of December, 2004, before me personally appeared RALPH G. COTTLE, to me known to be the President and Chief Executive Officer of Citizens Bank Holding Company and Citizens Community Bank, both corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporations, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.

     IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/ W. James Johnston

NOTARY PUBLIC in and for the State of
IDAHO___, residing at Pocatello___
My Commission expires: June 30, 2005___

47

i

ii

List of Schedules and Exhibits

SCHEDULES:

Schedule 1	Company Stock Options

Schedule 2	Bank Offices

Schedule 3	Third Party Consents Required by Company/Bank

Schedule 4	Obligations to Issue Stock – Company/Bank

Schedule 5	Company Subsidiaries

Schedule 6	Company/Bank Properties

Schedule 7	Company/Bank Environmental Matters

Schedule 8	Taxes

Schedule 9	Material Contracts

Schedule 10	Asset Classification of the Bank

Schedule 11	Litigation

Schedule 12	Insurance Policies

Schedule 13	Benefit Plans

Schedule 14	Title Policies

EXHIBITS:

Exhibit A	Form of Affiliate Letter

Exhibit B	Jones & Keller Opinions

Exhibit C	Graham & Dunn Opinions

Exhibit D	Montana Counsel Opinions

iii

APPENDIX B

Idaho Statutes

TITLE 30
CORPORATIONS CHAPTER 1

GENERAL BUSINESS CORPORATIONS

PART 13.
APPRAISAL RIGHTS

30-1-1301. DEFINITIONS. In this part:

     (1) “Affiliate” means a person that directly or indirectly through one (1) or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of section 30-1-1302(2)(d), Idaho Code, a person is deemed to be an affiliate of its senior executives.

     (2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

     (3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 30-1-1322 through 30-1-1331, Idaho Code, includes the surviving entity in a merger.

     (4) “Fair value” means the value of the corporation’s shares determined:

          (a) Immediately before the effectuation of the corporate action to which the shareholder objects;

          (b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

          (c) Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to section 30-1-1302(1)(e), Idaho Code.

     (5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

     (6) “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

     (7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

     (8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and anyone in charge of a principal business unit or function.

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     (9) “Shareholder” means both a record shareholder and a beneficial shareholder. TITLE 30

30-1-1302. RIGHT TO APPRAISAL. (1) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of, any of the following corporate actions:

          (a) Consummation of a merger to which the corporation is a party:

               (i) If shareholder approval is required for the merger by section 30-1-1104, Idaho Code, and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger; or

               (ii) If the corporation is a subsidiary and the merger is governed by section 30-1-1105, Idaho Code;

          (b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

          (c) Consummation of a disposition of assets pursuant to section 30-1-1202, Idaho Code, if the shareholder is entitled to vote on the disposition;

          (d) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created; or

          (e) Any other amendment to the articles of incorporation, merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors.

     (2) Notwithstanding subsection (1) of this section, the availability of appraisal rights under subsections (1)(a), (b), (c) and (d) shall be limited in accordance with the following provisions:

          (a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which are:

               (i) Listed on the New York stock exchange or the American stock exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

               (ii) Not so listed or designated, but have at least two thousand (2,000) shareholders and the outstanding shares of such class or series have a market value of at least twenty million dollars ($20,000,000), exclusive of the value of such shares held by its subsidiaries, senior executives, directors and beneficial shareholders owning more than ten percent (10%) of such shares.

          (b) The applicability of subsection (2)(a) of this section shall be determined as of:

               (i) The record date fixed to determine the shareholders entitled to receive notice of, and vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2

               (ii) The day before the effective date of such corporate action if there is no meeting of shareholders.

          (c) Subsection (2)(a) of this section shall not be applicable and appraisal rights shall be available pursuant to subsection (1) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection (2)(a) of this section at the time the corporate action becomes effective.

          (d) Subsection (2)(a) of this section shall not be applicable and appraisal rights shall be available pursuant to subsection (1) of this section for the holders of any class or series of shares where:

               (i) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

                    (A) Is, or at any time in the one (1) year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within one (1) year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

                    (B) Directly or indirectly has, or at any time in the one (1) year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation; or

               (ii) Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the one (1) year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

                    (A) Employment, consulting, retirement or similar benefits established separately and not as part of or in contemplation of the corporate action; or

                    (B) Employment, consulting, retirement or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 30-1-862, Idaho Code; or

                    (C) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one (1) of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

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          (e) For the purposes of subsection (2)(d) of this section only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the record holder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two (2) or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

     (3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one (1) year of that date if such action would otherwise afford appraisal rights.

     (4) A shareholder entitled to appraisal rights under this part may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

          (a) Was not effectuated in accordance with the applicable provisions of part 10, 11 or 12 of this chapter or the corporation’s articles of incorporation, bylaws or board of directors’ resolution authorizing the corporate action; or

          (b) Was procured as a result of fraud or material misrepresentation.

30-1-1303. ASSERTION OF RIGHTS BY NOMINEES AND BENEFICIAL OWNERS.

     (1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

     (2) A beneficial shareholder may assert appraisal rights as to shares held on behalf of the shareholder only if such shareholder:

          (a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in section 30-1-1322(2)(b)(ii), Idaho Code; and

          (b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

30-1-1320. NOTICE OF APPRAISAL RIGHTS.

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     (1) If proposed corporate action described in section 30-1-1302(1), Idaho Code, is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this part. If the corporation concludes that appraisal rights are or may be available, a copy of this part must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

     (2) In a merger pursuant to section 30-1-1105, Idaho Code, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in section 30-1-1322, Idaho Code.

30-1-1321. NOTICE OF INTENT TO DEMAND PAYMENT.

     (1) If proposed corporate action requiring appraisal rights under section 30-1-1302, Idaho Code, is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

          (a) Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

          (b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment under this part.

30-1-1322. APPRAISAL NOTICE AND FORM. (1) If proposed corporate action requiring appraisal rights under section 30-1-1302, Idaho Code, becomes effective, the corporation must deliver a written appraisal notice and form required by subsection (2)(a) of this section to all shareholders who satisfied the requirements of section 30-1-1321, Idaho Code. In the case of a merger under section 30-1-1105, Idaho Code, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

     (2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than ten (10) days after such date and must:

          (a) Supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify:

               (i) Whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date; and

               (ii) That the shareholder did not vote for the transaction;

          (b) State:

               (i) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subsection (2)(b)(ii) of this section;

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               (ii) A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more than sixty (60) days after the date the appraisal notice and form in subsection (1) of this section are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

               (iii) The corporation’s estimate of the fair value of the shares;

               (iv) That, if requested in writing, the corporation will provide, to the shareholders so requesting, within ten (10) days after the date specified in subsection (2)(b)(ii) of this section the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

               (v) The date by which the notice to withdraw under section 30-1-1323, Idaho Code, must be received, which date must be within twenty (20) days after the date specified in subsection (2)(b)(ii) of this section; and

          (c) Be accompanied by a copy of this part.

30-1-1323. PERFECTION OF RIGHTS — RIGHT TO WITHDRAW.

     (1) A shareholder who receives notice pursuant to section 30-1-1322, Idaho Code, and who wishes to exercise appraisal rights must certify on the form sent by the corporation whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to section 30-1-1322(2)(a), Idaho Code. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 30-1-1325, Idaho Code. In addition, a shareholder who wishes to exercise appraisal rights must execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to section 30-1-1322(2)(b)(ii), Idaho Code. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2) of this section.

     (2) A shareholder who has complied with subsection (1) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to section 30-1-1322(2)(b)(v), Idaho Code. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

     (3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in section 30-1-1322(2), Idaho Code, shall not be entitled to payment under this part.

30-1-1324. PAYMENT.

     (1) Except as provided in section 30-1-1325, Idaho Code, within thirty (30) days after the form required by section 30-1-1322(2)(b)(ii), Idaho Code, is due, the corporation shall pay in cash to those shareholders who complied with section 30-1-1323(1), Idaho Code, the amount the corporation estimates to be the fair value of their shares, plus interest.

     (2) The payment to each shareholder pursuant to subsection (1) of this section must be accompanied by:

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          (a) Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

          (b) A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to section 30-1-1322(2)(b)(iii), Idaho Code; and

          (c) A statement that shareholders described in subsection (1) of this section have the right to demand further payment under section 30-1-1326, Idaho Code, and that if any shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this part.

30-1-1325. AFTER-ACQUIRED SHARES.

     (1) A corporation may elect to withhold payment required by section 30-1-1324, Idaho Code, from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to section 30-1-1322(2)(a), Idaho Code.

     (2) If the corporation elected to withhold payment under subsection (1) of this section, it must, within thirty (30) days after the form required by section 30-1-1322(2)(b)(ii), Idaho Code, is due, notify all shareholders who are described in subsection (1) of this section:

          (a) Of the information required by section 30-1-1324(2)(a), Idaho Code;

          (b) Of the corporation’s estimate of fair value pursuant to section 39-1-1324(2)(b), Idaho Code;

          (c) That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 30-1-1326, Idaho Code;

          (d) That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within thirty (30) days after receiving the offer; and

          (e) That those shareholders who do not satisfy the requirements for demanding appraisal under section 30-1-1326, Idaho Code, shall be deemed to have accepted the corporation’s offer.

     (3) Within ten (10) days after receiving the shareholder’s acceptance pursuant to subsection (2) of this section, the corporation must pay in cash the amount it offered under subsection (2)(b) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

     (4) Within forty (40) days after sending the notice described in subsection (2) of this section, the corporation must pay in cash the amount it offered to pay under subsection (2)(b) of this section to each shareholder described in subsection (2)(e) of this section.

30-1-1326. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

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     (1) A shareholder paid pursuant to section 30-1-1324, Idaho Code, who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 30-1-1324, Idaho Code. A shareholder offered payment under section 30-1-1325, Idaho Code, who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

     (2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) of this section within thirty (30) days after receiving the corporation’s payment or offer of payment under section 30-1-1324 or 30-1-1325, Idaho Code, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

30-1-1330. COURT ACTION.

     (1) If a shareholder makes demand for payment under section 30-1-1326, Idaho Code, which remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount demanded pursuant to section 31-1-1326, Idaho Code, plus interest.

     (2) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

     (3) The corporation shall make all shareholders, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

     (5) Each shareholder made a party to the proceeding is entitled to judgment:

          (a) For the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares; or

          (b) For the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 30-1-1325,

30-1-1331. COURT COSTS AND COUNSEL FEES.

     (1) The court in an appraisal proceeding commenced under section 30-1-1330, Idaho Code, shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers

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appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

     (2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of section 30-1-1320, 30-1-1322, 30-1-1324 or 30-1-1325, Idaho Code; or

          (b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

     (3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded to shareholders who were benefited.

     (4) To the extent the corporation fails to make a required payment pursuant to section 30-1-1324, 30-1-1325 or 30-1-1326, Idaho Code, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

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APPENDIX C

[HOVDE FINANCIAL LLC LETTERHEAD]

December 15, 2004

Board of Directors
Citizens Bancorp, Inc.
280 South Arthur Avenue
Pocatello, ID 83204

Dear Members of the Board:

     We understand that Citizens Bank Holding Company, an Idaho corporation the “Company”), and its wholly owned subsidiary, Citizens Community Bank, an Idaho banking corporation (the “Bank”), and Glacier Bancorp, Inc., a Montana corporation (“Glacier”), are about to enter into a Plan and Agreement of Merger (the “Agreement”) to be dated December 15, 2004, pursuant to which: (i) the Company will merge with and into Glacier, with Glacier as the surviving entity; and (ii) the Bank will become a wholly owned subsidiary of Glacier and will continue to operate under the name “Citizens Community Bank” (the “Merger”). As set forth in Section 1.2 of the Agreement, on the Effective Date (as defined in the Agreement) each of the outstanding shares of the Company’s common stock (“Company Common Stock”) will be converted into and exchangeable for the right to receive (i) cash in an amount equal to $37.47 (the “Per Share Cash Consideration”), (ii) the number of Glacier Common Stock equal to the quotient, rounded to the nearest thousandth, obtained by dividing $37.47 by the Glacier Average Closing Price (the “Per Share Stock Consideration”), or (iii) a combination thereof equal to fifty percent (50%) of the Per Share Cash Consideration plus fifty percent (50%) of the Per Share Stock Consideration. Each share of Company Common Stock issued and outstanding as of the Effective Date as a result of the exercise of Company Qualified Options between the Execution Date and the Effective Date shall, by virtue of the Merger, automatically and without any action on the part of the holder of such share, be converted into and exchangeable for the Per Share Stock Consideration. Each Company Nonqualified Option that remains outstanding as of the Effective Date will, by virtue of the Merger, automatically and without any action on the part of the holder of such share, be converted into cash in an amount equal to $26.62. The aggregate consideration payable or issuable pursuant to the Merger is referred to as the “Merger Consideration.” Capitalized terms not otherwise define herein shall have the same meaning attributed to them in the Agreement. In connection therewith, you

Board of Directors
December 15, 2004

have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of the Company.

     Hovde Financial LLC (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement.

     We were retained by the Company to act as its financial advisor in connection with the Merger. We will receive compensation from the Company in connection with our services. The Company has agreed to indemnify us for certain liabilities arising out of our engagement.

          During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain historical publicly available business and financial information concerning the Company and Glacier;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning the Company and Glacier;

(iv)	analyzed certain financial projections prepared by the managements of the Company and Glacier;

(v)	held discussions with members of the senior managements of the Company and Glacier for the purpose of reviewing the future prospects of the Company and Glacier, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Merger;

(vi)	reviewed historical market prices and trading volumes for Glacier Common Stock;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant;

Board of Directors
December 15, 2004

(viii)	evaluated the pro forma ownership of Glacier Common Stock by the Company’s shareholders relative to the pro forma contribution of the Company’s assets, liabilities, equity and earnings to the combined company;

(ix)	analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

     We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

     In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by the Company and Glacier and in the discussions with the managements of the Company and Glacier. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of the Company and Glacier and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for the Company and Glacier are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of the Company, Glacier or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company, Glacier or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

     We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to the Company, the Bank, and Glacier. In rendering this opinion, we have been advised by the Company and Glacier and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on Glacier or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Merger. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of Glacier or any of the surviving corporations after the Merger.

Board of Directors
December 15, 2004

     Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

     We are not expressing any opinion herein as to the prices at which shares of Glacier Common Stock issued in the Merger may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of a the Company Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the Company Common Stock.

     This letter is solely for the information of the Board of Directors of the Company and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of the Company Common Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

     Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Agreement is fair, from a financial point of view, to the shareholders of the Company.

Sincerely,

/s/ Hovde Financial LLC

HOVDE FINANCIAL LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 35-1-451 through 35-1-459 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

     The articles of incorporation of Glacier provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s bylaws provide that the corporation shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The exhibits are listed on the accompanying “Exhibit Index”.

     (b) Financial Statement Schedules. None.

     (c) The opinion of the financial advisor is set forth as APPENDIX C to this proxy statement/prospectus

ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to;

               (i) Include any prospectus required by Section 10(a)(3) of the 1933 Act;

               (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof..

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the 1933 Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana January 20, 2005.

GLACIER BANCORP, INC.
By:	/s/ Michael J. Blodnick
Michael J. Blodnick President and
Chief Executive Officer

     Each person whose individual signature appears below hereby authorizes and appoints Michael J. Blodnick and James H. Strosahl, and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

SIGNATURE AND TITLE
By:	/s/ Michael J. Blodnick
Michael J. Blodnick,
President and Chief Executive Officer and Director (Principal Executive Officer)

By:	/s/ James H. Strosahl
James H. Strosahl,
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

By:	/s/ John S. MacMillan
John S. MacMillan,
Chairman of the Board and Director

By:	/s/ William L. Bouchee
William L. Bouchee,
Director

By:	/s/ James M. English
James M. English,
Director

By:
Allen J. Fetscher,
Director

By:
Fred J. Flanders,
Director

By:	/s/ Jon W. Hippler
Jon W. Hippler,
Director

By:	/s/ L. Peter Larson
L. Peter Larson,
Director

By:	/s/ Everit A. Sliter
Everit A. Sliter,
Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2	Plan and Agreement of Merger dated as of December 15, 2004, by and among Glacier Bancorp, Inc., Citizens Bank Holding Company and Citizens Community Bank (contained in Appendix A to the proxy statement/prospectus which is included in the registration statement).

5	Opinion of Christensen, Moore, Cockrell, Cummings & Axelberg, P.C., regarding legality of securities.

8	Opinion of Graham & Dunn PC regarding federal income tax matters.

10.1	Director Voting and Resignation Agreement.

10.2	Director Non-competition Agreement.

10.3	Employment Agreement for Ralph Cottle.

23.1	Consent of Christensen, Moore, Cockrell, Cummings & Axelberg, P.C. (contained in its opinion filed as Exhibit 5).

23.2	Consent of Graham & Dunn PC as to its tax opinion (contained in its opinion filed as Exhibit 8).

23.3	Consent of KPMG, Glacier Bancorp’s independent registered public accounting firm.

23.4	Consent of Hovde Financial LLC, Citizens Bank Holding Company’s financial adviser.

24	Power of Attorney (contained on the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of Citizens Bank Holding Company.

99.2	Election Form to be mailed to shareholders of Citizens Bank Holding Company.

99.3	Opinion of Financial Advisor to Citizens Bank Holding Company (contained in Appendix C to the proxy statement/prospectus which is included in the registration statement).